 Exhibit D
STATE OF ISRAEL
This description of the State of Israel is dated as of June 30, 2026 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2025.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

LIST OF TABLES

Currency Protocol
Unless otherwise indicated, all amounts in this annual report (the “Annual Report”) are expressed in New Israeli Shekels (“NIS” or “Shekel”) or in U.S. dollars (“$,” “dollars,” or “USD”). Any amount stated in dollars in this Annual Report as of a stated date or for a stated period that was converted from NIS into dollars was converted at either (i) the representative foreign exchange rate for dollars on such date, or (ii) at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel (“BoI”). The BoI’s representative rates are indicative exchange rates of foreign currencies versus the Shekel and are based on the average buying and selling prices published by banks around the time that the representative rate is set. The representative NIS/USD exchange rates for the following dates and annual periods were as follows:
Table No. 1
NIS/U.S. Dollar Exchange Rates
	2021	2022	2023	2024	2025
December 31st	3.110	3.519	3.627	3.647	3.190
Yearly Average	3.230	3.358	3.690	3.699	3.453

Source:   Bank of Israel.
On December 31, 2025, the BoI’s representative foreign exchange rate was NIS 3.190 per USD $1.00. The average exchange rate for 2025 was NIS 3.453 per USD $1.00.
Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.
Fiscal Year
The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2025 is referred to in this Annual Report as “2025” and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS
Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “continue,” “could,” “would,” “plan,” “project,” “aim,” “seek,” “hope,” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:
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External factors, such as:

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the effects of global or regional pandemics;

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interest rates in financial markets outside Israel;

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the impact of changes in the credit rating of Israel;

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the security situation, including but not limited to the war in Gaza and conflicts with Iran and its proxies;

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the economic growth and stability of Israel’s major trading partners, including the United States and the European Union (the “EU”);

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the global high-tech market; and

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regional economic and political conditions.

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Internal factors, such as:

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general economic, political and business conditions in Israel;

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present and future exchange rates of the Israeli currency;

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foreign currency reserves;

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the level of domestic debt;

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domestic inflation;

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the level of budget deficit;

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the level of foreign direct and portfolio investment; and

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the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS
The following summary highlights information contained elsewhere in this Annual Report and is qualified in its entirety by the more detailed information appearing elsewhere in this Annual Report. This section is not complete and may not contain all the information that you should consider. You should read the entire Annual Report and any supplement carefully.
October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts
I.
The Gaza Conflict

On October 7, 2023, the terrorist group Hamas launched an unprecedented terror attack on Israel from the Gaza Strip. In response, Israel’s Minister of Defense declared a special state of emergency in the region, which was subsequently extended nationwide. The Ministerial Committee for National Security Affairs then authorized military action, leading to the mobilization of more than 300,000 reservists and the launching of war in Gaza. The stated aims of the operation were to dismantle Hamas’s political and military capabilities in Gaza and secure the release of all hostages. Amid these developments, opposition leaders joined the Government to form an emergency unity Government, which remained active until the National Unity Party’s departure on June 9, 2024. Ultimately, the outbreak of the war on October 7, 2023, has affected the Israeli economy.
In October 2025, Israel and Hamas agreed to a United States-led ceasefire of the war in Gaza. Israel remains committed to the fulfillment of the twenty-point Comprehensive Plan to End the Gaza Conflict announced by U.S. President Donald Trump on September 29, 2025, which provided the framework upon which the ceasefire agreement was reached. Between October and December 2025, Hamas repeatedly violated the ceasefire terms by refusing to return the last deceased hostage, refusing to progress to the disarmament stage, and committing dozens of other violations, such as crossing the designated line inside Gaza, which Israeli forces withdrew to (the “Yellow Line”) and opening fire on Israeli forces. Israel responded to these violations. Phase A of the ceasefire agreement has been implemented, during which Israeli forces withdrew to the Yellow Line, and Hamas released all live hostages and all of the deceased hostages. Negotiations are ongoing to initiate Phase B of the ceasefire agreement but their success remains uncertain.
The State of Israel continues to implement the phased measures outlined in the twenty-point Comprehensive Plan to End the Gaza Conflict, and the overall security situation remains relatively stable, characterized by sustained reductions in active hostilities. However, localized security alerts and defense readiness measures have persisted.
II.
The North of Israel: Lebanon and Syria

In northern Israel, Israel shares borders with Syria and Lebanon, where Hezbollah, another Iranian-backed terrorist group, is active. From the beginning of the war in Gaza, Hezbollah launched a myriad of aerial attacks into northern Israel, which forced many residents to relocate from their homes.
On September 27, 2024, in a decisive blow to Hezbollah, Israeli forces eliminated Hassan Nasrallah, Hezbollah’s leader, in a targeted airstrike on the group’s headquarters in Beirut. Just days later, on October 3, 2024, Israel struck again, eliminating Nasrallah’s designated successor, Hashem Safieddine, along with other senior Hezbollah officials, severely disrupting the organization’s leadership and marking a strategic turning point in Israel’s confrontation with the Iran-backed militia. In October 2024, Israel launched a limited ground operation in the border villages of southern Lebanon, intending to prevent a potential imminent incursion by Hezbollah terrorists.
A 60-day ceasefire between Israel and Hezbollah began on November 26, 2024 and was extended until February 18, 2025. The ceasefire terms required that neither Hezbollah nor any other armed group have weapons in areas near the border south of the Litani river, which is north of the Israel-Lebanon border, and Israel was to pull all its forces from southern Lebanon.
However, in November 2025, Israel eliminated Hezbollah’s Chief of Staff, Ali Tabtabai, in Beirut due to Hezbollah’s violations of the terms of its ceasefire with Israel and its efforts to rebuild its military power. Since that time, Israel has sustained strategic troop deployments within southern Lebanon to effectively counter immediate threats at its border. Concurrently, diplomatic negotiations facilitated by the U.S. toward a formal ceasefire remain ongoing, but a definitive agreement has not yet been executed.
In June 2026, Israel signed a framework agreement with the Government of Lebanon. Under the agreement, the United States and Lebanon recognized Israel’s right to maintain a security zone inside Lebanon for as long as necessary to safeguard its security. The parties also agreed to launch a pilot program in two adjacent areas near the Yellow Line, as recommended by the Israel Defense Forces (the “IDF”), under which Hezbollah would be disarmed and control of the territory would be transferred to the Lebanese Armed Forces.
Since the Assad regime in Syria was overthrown in December 2024 by jihadi groups, significant changes have taken place in Syria, prompting Israel to take military action to protect its security interests in the region. Israel’s actions are aimed at addressing emerging jihadi threats, protecting Syrian minorities and preserving its strategic position amidst growing instability in the region. Discussions and negotiations regarding these matters continue to take place among relevant stakeholders.
III.
Israel-Iran

For decades, Iran has clearly and publicly stated its intentions to destroy Israel and has systematically pursued a comprehensive plan to eliminate Israel, built upon the development of nuclear weapons, production and accumulation of a vast arsenal of ballistic missiles and the establishment of a network of armed proxies encircling Israel. Hamas and other terrorist organizations in Gaza, members of this proxy network, invaded and carried out the horrific massacre of Israeli civilians in the towns and villages near Gaza on October 7, 2023. This unprecedented attack was followed by additional attacks, launched by Iran and its proxies from Lebanon, Iraq and Yemen, to which Israel responded with direct strikes. Since October 7, 2023, Israel’s decisive actions have significantly reshaped the geopolitical landscape of the Middle East, laying the groundwork for a more secure and prosperous regional future.
On April 13, 2024, Iran attacked Israel with more than 300 drones, cruise missiles and ballistic missiles. The IDF, together with an international and regional military coalition, intercepted 99% of the missiles and drones. This demonstrated the strength of the regional and international partnership in the region. On October 1, 2024, Iran launched an additional attack of 181 ballistic missiles toward Israel which were thwarted nearly in full. Israel responded against Iran with limited military action.
Iran has engaged in years of developing a clandestine nuclear program. Discoveries of rapidly accumulating highly enriched uranium, well beyond what is necessary for peaceful purposes and with a short breakout time to nuclear weapon capability, created an imminent threat to Israel, the region and beyond. In response, on June 13, 2025, Israel launched a precision operation to target Iran’s nuclear and military sites, including missile launchers and enrichment facilities (also known as “Operation Rising Lion”). In retaliation, Iran launched more than 1,000 drones and 500 ballistic missiles at Israel, causing loss of life and property. However, the economic and structural impact of this Iranian attack were greatly diminished, as the Israel Defense Forces intercepted the majority of incoming threats.
On June 22, 2025, the United States acted decisively to neutralize three key facilities of Iran’s nuclear program. This operation was conducted in full coordination with Israel, underscoring the deep strategic alliance between the two nations, an enduring partnership rooted in shared values and mutual interests. On June 24, 2025, the Government of Israel announced that it had achieved all of its objectives in “Operation Rising Lion” and agreed to President Trump’s proposal for a bilateral ceasefire.
On February 28, 2026, after diplomatic avenues regarding Iran’s nuclear capabilities and ballistic missile programs had been exhausted, the United States and the State of Israel launched a joint comprehensive military campaign against the Islamic Republic of Iran (designated by Israel as “Operation Roaring Lion”, and by the United States as “Operation Epic Fury”). The stated objectives of the operation were the destruction of Iran’s missile systems, the weakening of Iran’s military infrastructure, and the prevention of Iran from developing nuclear weapons, as the Iranian state poses an existential threat to Israel and broader regional security. The initial phases of the campaign targeted Iranian nuclear facilities, military infrastructure, command-and-control assets, and leadership centers, resulting in the elimination of senior Iranian officials, including Iran’s Supreme Leader Ali Khamenei and Iran’s Army Chief of Staff Abdolrahim Mousavi.

In response, the Iranian regime initiated extensive regional counter-strikes across the entire Middle East. During 40 days of active combat, approximately 650 ballistic missiles, many carrying cluster munitions, and thousands of unmanned aerial vehicles (UAVs) were launched from Iranian territory toward Israel, U.S. military bases in the region and neighboring Arab countries, including Bahrain, Jordan, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates. Notably, several of these Arab countries publicly condemned Iran’s missile attacks on their territory, reflecting a significant broadening of regional alignment in response to Iran’s aggression. Concurrently in Lebanon, the Iran-backed Hezbollah organization executed rocket and drone attacks against central and northern Israel, prompting the IDF to mobilize troops to the northern border and conduct targeted ground and aerial operations in southern Lebanon to degrade Hezbollah’s hostile rocket infrastructure and establish a forward defense posture.
Israel’s multi-layered aerial defense network successfully intercepted the vast majority of incoming projectiles, while targeted counter-strikes destroyed or disabled the vast majority of Iran’s ballistic missile launchers and severely degraded its missile production capacities.
In connection with the conflict, the Iranian regime imposed a commercial blockade on the Strait of Hormuz, a critical global maritime trade corridor, resulting in a near-total cessation of merchant shipping through the waterway and inducing severe volatility in global energy and commodity supply chains. While a counter naval effort deployed defensive counter-measures and sought to establish alternative maritime transit routes, the disruption to regional shipping lines introduced operational complexities also for Israeli import and export logistics. The ultimate impact of these supply chain constraints on Israel’s current account surplus, net exports, and broader trade balances remains subject to the long-term stabilization of regional maritime corridors and global trade dynamics.
Following intense international diplomatic mediation efforts, a conditional ceasefire took effect on April 8, 2026, resulting in a temporary lull in active combat operations. More recently, in June 2026, the United States and Iran agreed on a Memorandum of Understanding (“MoU”). The MoU established a framework for a temporary cessation of hostilities and a defined negotiation period aimed at reaching a broader agreement concerning Iran’s nuclear program and regional security issues. The arrangements have facilitated the reopening of the Strait of Hormuz to commercial shipping, improving near-term energy market stability and reducing immediate risks to global trade flows. The MoU also provides for limited sanctions relief and enhanced cooperation with the International Atomic Energy Agency (“IAEA”) during the negotiation period. However, implementation of both the ceasefire arrangements and the MoU remains subject to ongoing negotiations and verification measures, and there can be no assurance that a comprehensive or durable settlement will be achieved. Regional tensions remain elevated, and any deterioration in the security environment could adversely affect freedom of navigation through the Strait of Hormuz, global energy markets, broader Middle East stability, and Israel’s security environment. Israel remains prepared to protect its security interests should hostilities resume.
IV.
Houthis in Yemen

The Houthis, an Iranian-backed terrorist militia based in Yemen, carried out multiple missile and drone strikes on Israel during the Gaza war as part of the Iranian proxy groups’ efforts to oppose Israel. On July 20, 2024, Israel initiated its first significant strike on Houthi infrastructure. This action followed a February 2024 intervention by a coalition of U.S. and UK forces, which took military action against the Houthis due to the disruption of Red Sea trade caused by Houthi terrorism. Israel conducted additional strikes on Houthi targets in September and December 2024 after ongoing missile and drone launches into Israel’s territory. On January 10, 2025, a combined attack by Israeli and U.S. air forces targeted 30 sites in Sanaa, Yemen and numerous other sites in the coastal region of Yemen. On May 4, 2025, the Houthis launched a missile at Tel Aviv, striking near the main terminal of Ben Gurion Airport. The following day, Israel retaliated against the Houthis, attacking targets in Hodeidah and its surrounding areas.
Due to the decline of Iran’s proxies and the Iranian position in the region, new prospects for growth and improvement are developing. The possibility to expand Israel’s relations with other regional and Muslim countries has the potential to lead to further stability and prosperity. Israel maintains robust diplomatic relations with a wide array of countries, particularly with strategic allies such as the United States and the European Union and its member states. Israel believes that these relationships, alongside continued ties with key regional players, underscore Israel’s position as a central and stabilizing force in the Middle East.

Economic Effects of the War
The war in Gaza resulted in a disruption to the Israeli economy, particularly in the fourth quarter of 2023, and continues to impact various sectors. The construction industry and tourism were particularly impacted. There was a significant decrease in demand in the construction industry and, since the start of the war, the number of flights and airlines arriving in Israel has been limited. The war in Gaza negatively affected growth drivers such as private consumption. However, public consumption increased as war costs increased defense expenditure, and civil expenditure rose as the Government financed accommodations of civilians that were displaced within Israel and undertook certain other measures to support households and businesses. See “— Economic Developments” below.
Despite regional upheaval and Israel facing some criticism regarding the humanitarian situation in Gaza, Israel’s economy remains resilient, technologically advanced, and highly integrated with the global markets. Its military and intelligence capabilities, backed by strong international alliances, have enabled it to defend its sovereignty and confront threats. Israel believes that its demonstration of capabilities to meet security challenges and threats, maintain social cohesion and leverage strategic partnerships highlights its position as a strong, reliable and forward-looking nation. Its global diplomatic reach, innovative economy and unwavering alliances place it at the forefront of regional leadership and international cooperation.
International Reaction
Throughout the recent conflicts, Israel received support from multiple allies, including the U.S., Germany and the UK, which was expressed through strong statements and in some cases, both direct and indirect financial assistance. However, Israel’s view is that international institutions have appeared less supportive in their approach towards Israel. The UN has repeatedly criticized Israel’s actions in Gaza, despite those actions being part of Israel’s efforts to defend itself following the horrific terrorist attack launched by Hamas on October 7, 2023. Additionally, UN Women has faced criticism for hesitancy in condemning Hamas’s sexual assaults both during the October 7th terrorist attack and subsequently on Israeli female hostages. Furthermore, Israel has faced legal challenges in international courts, although Israel maintains that it has adhered to international law during the conflict. On November 17, 2025, the UN Security Council endorsed the United States-backed Comprehensive Plan to End the Gaza Conflict, welcomed its establishment of the Board of Peace and authorized the Board and Member States working with it to establish a temporary International Stabilization Force in Gaza. On December 12, 2025, the UN General Assembly adopted a resolution stating that Israel, as an occupying power, must ensure the welfare of Gaza’s citizens, a position opposed by both Israel and the U.S. Despite perceived bias against Israel from some members of the international community, Israel has continued to engage constructively with various international organizations, participate on multiple UN committees, while continuing to coordinate with international oversight bodies to facilitate the delivery of humanitarian aid, essential utilities and reconstruction materials into Gaza.
On December 29, 2023, South Africa instituted proceedings against Israel in the International Court of Justice (the “ICJ”), requesting that the ICJ rule that Israel was violating the Convention on the Prevention and Punishment of the Crime of Genocide in the war in Gaza. The ICJ issued provisional measures on January 26, 2024, March 28, 2024, and May 24, 2024, relating to Israel’s conduct in the war in Gaza and related reporting. On March 12, 2026, Israel filed its Counter-Memorial in response to South Africa’s Memorial, including objections to the ICJ’s jurisdiction and the admissibility of the application. In May 2026, the ICJ ordered a second round of written pleadings, setting a deadline of November 22, 2027, for South Africa to submit its Reply and a deadline of May 22, 2029, for Israel to submit its Rejoinder. As a result, the proceedings are expected to continue for several years before any judgment on the merits is rendered. Israel rejects the allegations and maintains that its actions are consistent with its obligations under international law.
On November 21, 2024, the International Criminal Court seated in The Hague (the “ICC”) announced the issuance of arrest warrants against Prime Minister Benjamin Netanyahu and former Minister of Defense Yoav Gallant for war crimes and crimes against humanity. However, Israel is not a member of the ICC, and Israel’s position is that the arrest warrants were issued without any legal basis and in violation of its sovereignty and rights under international law and the ICC’s own statute. Israel has initiated several legal proceedings challenging the ICC’s decision, including on the basis of the ICC’s lack of jurisdiction, which remain pending.

The effects of the ICC’s issuance of the warrants on Israel’s foreign relations (including whether they will be enforced by an ICC member state), if any, are not clear.
On June 10, 2025, Australia, Canada, New Zealand, Norway and the UK imposed sanctions (including asset freezes) on two Israeli Government Ministers, Minister for Finance and Additional Minister of Defense Bezalel Smotrich and Minister for National Security Itamar Ben-Gvir. These sanctions were stated to apply to the ministers in their personal capacity. Though these sanctions remain ongoing as of the date hereof, Israel does not currently expect any material impact on the routine functioning of said ministers’ or related government bodies.
Economic Developments
Developments in the global economy often influence the Israeli economy, particularly regarding the high-tech sector and export markets. In recent years, the Israeli economy has weathered global crises well, demonstrating strong macroeconomic and fiscal stability, and a capacity for rapid post-war recovery. In 2022, GDP expanded by 6.4%, driven by strong private consumption, investments and exports, even as public consumption moderated. While the high-tech sector maintained its steep growth trajectory throughout the first half of 2022, rising inflation and subsequent interest rates hikes triggered a slowdown in both the high-tech sector and to private consumption during the latter half of the year. In 2023, GDP grew by 2.1%, lower than the growth rate of 2022 and 2021. The moderate growth in 2023 was due in part to a slight decline in private consumption during the first three quarters and was primarily driven by the effects of the war in Gaza in the last quarter of the year. In 2024, the economy grew by 1.0%, as the war took its toll on investment and exports, and growth was driven by high public consumption related to the war in Gaza.
In the first quarter of 2025, Israel’s GDP grew by 5.9% (annual rate, seasonally adjusted, quarter on quarter), as gross domestic capital formation grew and the labor market stabilized. In the second quarter of 2025, GDP shrunk by (4.4)% (annual rate, seasonally adjusted, quarter on quarter), as “Operation Rising Lion” hurt economic activity, mainly via private consumption. In the third quarter of 2025, GDP grew by 12.3% (annual rate, seasonally adjusted, quarter on quarter), as private consumption rebounded and security conditions improved. In the fourth quarter of 2025, GDP grew by 2.8% (annual rate, seasonally adjusted, quarter on quarter). In the first quarter of 2026, GDP shrunk by (3.8)% (annual rate, seasonally adjusted, quarter on quarter), as “Operation Roaring Lion” hurt economic activity during the last month of the quarter.
Overall, Israel’s GDP grew by 2.9% in 2025 compared to 2024, a lower rate than the amounts recorded in 2021 and 2022, but an improvement compared to 2023 and 2024. The beginning of an economic recovery process is evident both in the growth rate and its composition. While in 2024, public expenditure drove most of the growth, in 2025, growth stemmed primarily from a recovery in exports and an increase in gross domestic investment. The budget deficit decreased to 4.7% of GDP in 2025 and the general government debt-to-GDP ratio, or public debt-to-GDP ratio, increased to 68.4% for 2025. The central government debt-to-GDP ratio rose to 67.1% for 2024.
In March 2025, the state budget for 2025 was approved in the amount of NIS 619 billion. As a result of “Operation Rising Lion” and the war in Gaza, during 2025 an additional budget for the year was approved to support government operations following the war. The amendment to the original 2025 budget was approved in August 2025 and stood at NIS 650.3 billion. In March 2026, the state budget for 2026 was approved in the amount of NIS 699 billion. This amount was updated from earlier drafts as a result of “Operation Roaring Lion”.
Despite these external pressures, Israel’s economy has demonstrated considerable resilience. In October 2023, following the outbreak of the war in Gaza, Standard & Poor’s (“S&P”) affirmed the State of Israel’s AA- credit ratings but revised its outlook from “Stable” to “Negative”. The agency subsequently downgraded Israel’s rating to A+ in April 2024 and to A in October 2024, maintaining a “Negative” outlook through both adjustments. However, in November 2025, S&P upgraded Israel’s outlook from “Negative” to “Stable” outlook, while maintaining the A rating, which it reaffirmed in May 2026.
In April 2023, Moody’s Investor Services (“Moody’s”) reaffirmed Israel’s credit rating at A1 but revised its outlook from “Positive” to “Stable”. Following the outbreak of war in October 2023, Moody’s placed Israel on “Rating Under Review”, subsequently downgrading Israel’s credit rating to A2, with a “Negative”

outlook in February 2024. In September 2024, Moody’s further downgraded Israel’s credit rating to Baa1. In January 2026, Moody’s reaffirmed the Baa1 rating and upgraded Israel’s rating outlook from “Negative” to “Stable”.
In March 2023, Fitch Ratings (“Fitch”) affirmed Israel’s A+ credit rating with a “Stable” outlook. Following the outbreak of the war in Gaza, Fitch reaffirmed the A+ rating in October 2023 but placed Israel on “Rating Watch Negative” (“RWN”) to account for potential market impacts. In April 2024, Fitch maintained the A+ rating and removed the RWN, though it adjusted Israel’s outlook to “Negative”. Fitch subsequently downgraded Israel’s credit rating to A in August 2024, and maintained a “Negative” outlook, both of which it reaffirmed in March 2026.
Balance of Payments and Foreign Trade
Israel had a current account surplus of 1.5% of GDP at the end of 2025, which was the 23rd consecutive year in which a surplus in the current account was recorded. In the first quarter of 2026, the current account shifted to a slight deficit of 0.1% of GDP (on a seasonally adjusted basis). Israel’s net exports have grown significantly in recent years, but slowed as a result of the war. Net exports grew from $13.1 billion in 2024 to $14.2 billion in 2025. The growth in net exports in recent years has mostly been driven by the export of services. In the first quarter of 2026, the net exports surplus amounted to $5.4 billion (on a seasonally adjusted basis).
In 2025, 28.7% of Israel’s exported goods (excluding aircrafts, ships and diamonds) were to the EU (a decrease from 29.9% in 2024), 26.0% were to the United States (same as 2024), 22.3% were to Asia (an increase from 20.3% in 2024) and 23.0% were to other markets (a decrease from 23.7% in 2024).
In 2025, 35.0% of Israel’s imported goods (excluding aircrafts, ships and diamonds) originated from the EU (an increase from 34.5% in 2024), 32.8% were from Asia (an increase from 31.2% in 2024), 9.7% were from the United States (a decrease from 10.0% in 2024) and 22.5% were from other countries (a decrease from 24.3% in 2024).
Over the past five years (measured from January 1, 2021 through December 31, 2025), the NIS/USD exchange rate has averaged 3.49 NIS/USD, fluctuating between a high of 4.08 (recorded on October 27, 2023) and a low of 3.07 NIS/USD (recorded on November 17, 2021). The exchange rate as of June 15, 2026 stood at 2.91 NIS/USD.
Foreign currency reserves at the Bank of Israel (the “BoI”) at the end of 2025 stood at $229.5 billion, equivalent to 37% of GDP. The level of foreign currency reserves has been maintained above 25% of GDP since late 2009. Following a concentrated effort by the BoI to raise the level of reserves in 2008 and 2009, during which the BoI made daily purchases of foreign currency, the BoI’s policy has been to intervene in the foreign currency market on a discretionary basis when there have been unusual movements in the exchange rate that the BoI believes to be inconsistent with underlying economic conditions or when conditions in the foreign exchange market are, in its view, disorderly.
U.S.-China trade dynamics, dating back to at least 2018, have mostly had indirect effects on Israel, primarily as Israel continued to integrate into the global economy. While Israel was not directly targeted by tariffs from either side, it has experienced spillover effects. On April 2, 2025, U.S. President Donald Trump signed an executive order imposing new tariffs on imports to the U.S. from all countries, including a 17% tariff on Israeli goods. In response, Israel accelerated efforts to negotiate a trade agreement with the U.S. while continuing to navigate the complex dynamics between global powers. The new tariffs potentially pose challenges for Israel’s economy and trade policies.
Israel is a party to free trade agreements with its major trading partners and is one of the few nations that has signed free trade agreements with both the United States and the EU. In December 2025, Israel and the United States concluded a new long-term agricultural trade agreement, replacing the temporary framework that had been in place since 2004. The agreement expanded reciprocal market access and was accompanied by U.S. measures extending duty-free treatment for specified Israeli agricultural products through the end of 2026. As a result, a meaningful portion of Israeli agricultural exports continues to benefit from preferential access to the U.S. market, mitigating the impact of the broader 15% tariff regime applied to certain imported goods and supporting bilateral trade relations.

Fiscal Policy
Budget proposals in Israel are legally constrained by two distinct parameters. The first is a deficit ceiling that sets the maximum deficit-to-GDP ratio, which has been modified several times. The second is an expenditure ceiling that sets a maximum year-to-year growth in government expenditure. Under the current formula prescribed by Israeli law, the expenditure ceiling is based on the average population growth rate over the three years prior to the submission of the budget, plus the ratio of the medium-term debt target (50%) to the current debt-to-GDP ratio.
The general government debt-to-GDP ratio, also referred to as “public debt-to-GDP” (including local authorities’ debt), increased to 71.1% of GDP in 2020, significantly above the deficit target set for that year. This was due to COVID-related expenditures and lower-than-expected revenues. In 2021, the deficit decreased to 4.3% of GDP, lower than the target, as state revenues exceeded expectations and COVID-related expenditures were lower than anticipated, pulling the public debt-to-GDP ratio down to 67.7%. In light of higher-than-expected revenues and lower-than-expected expenditures following the recovery from the COVID-19 pandemic, a cumulative budget surplus of approximately NIS 9.8 billion (0.6% of GDP) was recorded in 2022, further reducing the debt ratio to 60.3%.
However, this reversed due to war-related expenditures in the fourth quarter of 2023, with the deficit rising to 4.1% of GDP in 2023, and pushed the 2023 debt-to-GDP ratio up to 61.3%. In 2024, which was a full year of Israel at war, the deficit continued to rise, reaching 6.8% of GDP, driving the debt-to-GDP ratio up to 67.7%. In 2025, Israel was at war most of the year (including in “Operation Rising Lion”); the budget deficit decreased to 4.7% of GDP, but the debt-to-GDP ratio still edged upward to 68.4%.
Inflation and Monetary Policy
The average annual inflation rate over the last decade (from 2016 through 2025) was approximately 1.7%, which is within the Government’s target range of 1%-3%. The changes in the Consumer Price Index (“CPI”) reflect a rise in prices of commodities, housing and agricultural products in Israel. In 2021, the CPI increased by 1.5%, which was within the BoI’s target range for the first time since 2013. In 2022, the CPI rose by an annual average of 4.4%, as inflation increased worldwide. In 2023, the CPI increased by an annual average of 4.2%. In 2024, the CPI rose by 3.1%, slightly above the BoI’s target range. In 2025, the CPI rose by 3.0%, reentering the target range.
Since April 2022, due to rising inflation, the BoI increased the interest rate ten times from 0.10% to 4.75% in May 2023. In January 2024, the BoI lowered the interest rate by 0.25% to 4.50%, as inflation returned to within the target range. The BoI lowered the rate again by 0.25% in December 2025, bringing it to 4.25%. In January 2026, the BoI lowered the interest rate by 0.25%, so that the interest rate ended the reviewed period at 4.00%. In May 2026, the BoI lowered the interest rate again by 0.25%, so that the interest rate ended the reviewed period at 3.75%. By June 2026, the interest rate remained at 3.75%, as inflation moderated. The real interest rate (nominal interest rate less inflation expectations) averaged (1.8)% in 2021, (1.7)% in 2022, 1.8% in 2023, 1.7% in 2024, and 2.8% in 2025.
Labor Market
In 2019, prior to the outbreak of COVID-19, the annual labor force participation rate, which is defined as the labor force as a percentage of the population over the age of 15, averaged 63.5%, while unemployment averaged 3.8% in 2019. Since the beginning of the COVID-19 pandemic, unemployment increased significantly as a result of lockdowns and other restrictions to reduce the spread of COVID-19. In 2023, the labor force participation rate stood at 63.5%, similar to pre-pandemic levels, while the official unemployment rate decreased to 3.4% as a result of the recovered demand for labor.
The downward trend in unemployment continued into 2024, with the headline unemployment rate falling to 3.0%, although the upward trend in the participation rate was interrupted, as it declined to 62.7%. The inclusion of individuals missing work due to military service would increase the yearly unemployment rate by 1.1%. Furthermore, the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the yearly unemployment rate by an additional 0.8%.

In 2025, the unemployment rate remained stable at 3.0%, while the labor force participation rate declined to 62.5%. The inclusion of individuals missing work due to military service would increase the yearly unemployment rate by 0.6%. Furthermore, the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the yearly unemployment rate by an additional 0.9%, for a total of 4.5% (with the inclusion of individuals missing work due to military service and due to economic reasons resulting from the effects of the war).
Capital Markets
The BoI, together with other governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis and supervises the banking system’s conditions and operations as a whole. In addition, the BoI cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, ensure coordination among the various entities in the financial sector and set policies and measures that will be implemented and enforced with respect to such entities.
According to the BoI’s estimates, the value of the public’s total financial assets (which excludes assets of the government, the BoI, commercial banks and mortgage banks, as well as nonresidents’ investments) reached NIS 7,194 billion at the end of 2025, after growing by 6.2% in 2023, 15.0% in 2024 and 15.5% in 2025.
The Tel Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange. The Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are its main indices and primary indicators of the stock price performance of companies publicly trading on the TASE. The TA-125 and TA-35 measure the 125 and 35 companies listed on the TASE, respectively, with the highest market capitalization. In 2025, the TA-35 and TA-125 indices increased by 51.6% and 52.0%, respectively, compared to increases in the S&P 500 of 16.4% and in the NASDAQ Composite of 20.4% over the same period. Between January 1, 2026 and May 31, 2026, the TA-35 and TA-125 increased by 20.6% and 18.7%, respectively, compared to yields in the S&P 500 and the NASDAQ Composite of 10.7% and 16.1% respectively, over the same period.
Global Issuances
In recent years, Israel has been active in the global sovereign debt markets. Most recently, in January 2026, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate of $2.25 billion principal amount of 4.500% bonds due 2031, an aggregate of $2.0 billion principal amount of 5.000% bonds due 2036 and an aggregate of $1.75 billion principal amount of 5.875% bonds due 2056. In February 2025, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate of $2.5 billion principal amount of 5.375% bonds due 2030 and an aggregate of $2.5 billion principal amount of 5.625% bonds due 2035. In March 2024, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate of $2.0 billion principal amount of 5.375% bonds due 2029, an aggregate of $3.0 billion principal amount of 5.500% bonds due 2034 and an aggregate of $3.0 billion principal amount of 5.750% bonds due 2054. In January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2.0 billion principal amount of 4.500% bonds due 2033.
Green Bond Framework
In November 2022, Israel published its Green Bond Framework (the “Framework”) in order to advance Israel’s climate and broader environmental goals. The Framework has been developed to be aligned with best sustainability practices and has been favorably evaluated by CICERO Shades of Green, an internationally recognized Second Party Opinion provider for green bonds, as aligned with the International Capital Market Association’s 2021 Green Bond Principles (the “ICMA Green Bond Principles”).
The Framework is structured in accordance with the ICMA Green Bond Principles’ four core components, which include: (i) use of proceeds, (ii) process for project evaluation and selection, (iii) management of proceeds and (iv) reporting.
The Framework also follows the recommendation of the ICMA Green Bond Principles with regard to external review. While the EU Taxonomy does not apply to Israel, Israel recognizes its importance and the

Framework considers the Substantial Contribution Criteria of the EU Taxonomy, as well as the draft Israeli Taxonomy, to the extent possible.
The Framework may be updated from time to time to ensure continued alignment with voluntary market practices, emerging standards and classification systems. Any updated version of the Framework is expected to either maintain or improve the current level of transparency, reporting and disclosures, and will be subject to the same external review standards.
Use of Proceeds
Under the Framework, Israel can issue “Green Bonds” with an amount equivalent to the net proceeds from the issuance being used to finance or refinance, in part or in full, government expenditures providing distinct environmental benefits which comply with the eligibility criteria outlined in the Framework (“Eligible Green Expenditures”). Eligible Green Expenditures are limited to government expenditures that occurred no earlier than two budget years prior to the issuance of the Green Bonds, the budget year of issuance of the Green Bonds and the two budget years following the issuance of the Green Bonds.
Eligible Green Expenditures may include investment expenditures, operating expenditures, fiscal expenditures and subsidies, as all such expenditures can be deployed to meet Israel’s environmental goals and policies. Eligible Green Expenditures will exclude any State disbursements to a local agency or local authority that participates in capital markets to raise financing, such as the issuance of Green Bonds. For the avoidance of doubt, expenditures already financed via external dedicated funding sources will not be eligible under the Framework, in order to avoid any double counting. Where projects are partially funded by Israel, the proportion funded by the State can be considered as eligible, so long as underlying criteria are met.
Under the Framework, the Eligible Green Expenditure categories include the following: clean transportation, renewable energy, energy efficiency, green buildings, sustainable water and wastewater management, pollution prevention and control and circular economy, environmentally sustainable management of living natural resources and land use, and climate change adaptation.
Expenditures related to the following activities are explicitly excluded from being financed through Israel’s Green Bonds: fossil fuel energy, waste to landfill, investments related to pure internal combustion engines, gambling, tobacco, alcohol and weapons.
Process for Project Evaluation and Selection
Israel has established a Sustainable Finance Working Group (the “SFWG”) to ensure appropriate evaluation and selection of Eligible Green Expenditures in line with its use of proceeds criteria. The SFWG’s responsibilities include: (i) reviewing and assessing the proposed expenditures to determine their compliance with the Framework, (ii) annually monitoring the compliance of the selected Eligible Green Expenditures, (iii) in the event of an expenditure postponement, cancellation, divestment or ineligibility, identifying a new Eligible Green Expenditure and (iv) supporting and facilitating impact and allocation reporting.
Management of Proceeds
In accordance with the Framework, the proceeds of each Green Bond is to be deposited in general funding accounts. The MoF will oversee the allocation and tracking of an amount equivalent to the net proceeds from all outstanding Green Bonds to Eligible Green Expenditures through a “Green Bond Register”. Proceeds of the Green Bonds will be managed on an aggregated basis for multiple Green Bonds (portfolio approach).
Reporting
For each Green Bond, Israel commits to publish on its website an annual allocation report until full allocation of the proceeds. In January 2024, Israel published its allocation report with respect to its $2 billion 4.500% green bonds due 2033 with full allocation of the proceeds.
In December 2025, the Accountant General’s Department published the Environmental Impact Report, which summarizes the environmental effects of utilizing the issuance proceeds.

Political Situation
Overview of Israel’s Political Structure.   The State of Israel was established in 1948 as a parliamentary democracy. It functions on a set of foundational laws, titled “Basic Laws”, which possess a special status that grants exclusive judicial review jurisdiction to the Israeli Supreme Court. Israel’s constitutional jurisprudence is grounded in judicial decisions and in the State’s Declaration of Independence.
Israel’s governmental powers are divided amongst its legislative, executive and judiciary branches. The Supreme Court is the highest court of Israel, and also sits as a High Court of Justice. Any Israeli citizen has the right to appeal a lower court’s decision to the Supreme Court, at which approximately 10,000 proceedings are initiated annually. The legislative power of the State resides in the Knesset, a unicameral parliament consisting of 120 members from multiple political factions, who are elected by Israel’s citizens under a system of proportional representation (see “State of Israel — Form of Government and Political Parties,” below).
The executive power of the State of Israel is held by a democratically elected Government. A proposed Government requires approval by the Knesset and is presented as a coalition supported by a majority of the Knesset members, even if not all supporting parties are members of the proposed Government itself; as such, the Government is usually composed of a coalition of different political parties. The Prime Minister serves as the head of Government and as the chief executive of the State. The President serves as the Head of State and plays an important role in leading the process of forming a government. The functions of the President are defined in the Basic Law of 1964: President of the State. The President assigns the task of forming a new government to a member of the Knesset, typically the leader of the party that received the most Knesset seats in the latest general elections. In addition, the President assumes public functions. Among the President’s formal functions are signing laws, opening the first session of a new Knesset, receiving the credentials of foreign ambassadors, pardoning prisoners or commuting their sentences, and approving the appointment of civil and religious judges, the State Comptroller and the Governor of the BoI.
Israel’s most recent general elections were held on November 1, 2022. Following this election, the President selected Benjamin Netanyahu to form a coalition Government, and on December 29, 2022, the Knesset voted in favor of the new coalition Government led by Prime Minister Benjamin Netanyahu. The political parties that were members of the coalition at the time of its formation were Likud, Shas, United Torah Judaism, Religious Zionism, Otzma Yehudit and Noam. Following the October 7, 2023 attack by Hamas on Israel, leaders from opposition parties joined the Government as part of an emergency unity Government, which remained in place until June 9, 2024, when the National Unity Party led by Benny Gantz resigned from the unity Government. In September 2024, Knesset Member Gideon Sa’ar joined the coalition Government and cabinet to support its actions during the war.
On January 19, 2025, National Security Minister Itamar Ben-Gvir and members of his “Otzma Yehudit” party submitted their resignation letters from the Government and coalition. Their resignation stemmed from opposition to the three-phase Israel-Hamas war ceasefire framework. Following the resumption of military operations by Israel in Gaza, the “Otzma Yehudit” party returned to the Government and the coalition in March 2025.
Proposed Legislative Changes to the Judicial System.   In 2023, the Knesset’s Constitution, Law and Justice Committee (the “Constitution Committee”) began promoting a number of bills regarding the Israeli judicial system, which were subsequently approved in the first reading by the Knesset plenum. In March 2025, the Knesset passed an amendment to the Basic Law: The Judiciary, which altered the composition of the Judicial Selection Committee. As part of the amendment, the representatives of the Israel Bar Association were removed and replaced by two public appointees with strong legal backgrounds — one of whom is appointed by the Government coalition and one of whom is appointed by the opposition. The public members of the Committee are each elected secretly. The amendment also changed the rules for selecting judges to the various courts, including changes to the majority required for decisions. Under the amendment, a decision by the Committee will require a majority of five members, with a requirement that at least one judge, one representative appointed by the coalition, and one representative appointed by the opposition are in favor of the selection. For the appointment of a Supreme Court Justice, it is sufficient to have the support of both coalition and opposition representatives; there is no requirement for a judge on the committee to endorse the appointment. This amendment is set to come into effect after the next Knesset election and is currently under judicial review by the Supreme Court.

While discussions continue regarding potential additional reforms, none have yet been presented or passed by the Government or the Knesset.
Israel and Gaza.   In 2005, Israel withdrew completely from the Gaza Strip (“Gaza”), dismantling all Israeli communities and military bases in Gaza, as well as four Israeli settlements in the northern West Bank (see “State of Israel — International Relations”). Despite this, there has been ongoing tension at the border between Israel and Gaza, often characterized by Hamas rocket attacks and other acts of violence by individual Palestinians, alongside responsive Israeli military campaigns undertaken with the aim of suppressing this violence.
On October 7, 2023, Hamas launched an unprecedented terror attack on Israel from the Gaza Strip, killing approximately 1,200 people and kidnapping 251 people. See “— October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts” above.
Israel-United States Relations.   In July 2022, then-President Joe Biden visited Israel. During his meeting with then-Prime Minister Yair Lapid in Jerusalem on July 14, 2022, the leaders of the United States and Israel adopted the Joint Declaration on the U.S.-Israel Strategic Partnership. In the declaration, the United States and Israel reaffirmed the unbreakable bond between the two countries and the enduring commitment of the United States to Israel’s security and qualitative military edge, as well as the foundation of the strategic U.S.- Israel partnership based on a bedrock of shared values, interests and a true friendship. The declaration also addressed the Iranian nuclear program, committing both countries to “use all elements of national power” to prevent Iran from acquiring a nuclear weapon. Since the October 7, 2023 attack by Hamas against Israel and the commencement of the war in Gaza, the U.S. has expressed its support for Israel in a variety of actions and statements. On October 18, 2023, then-President Joe Biden visited Israel to show his support and approved an additional $26.4 billion in foreign aid for Israel (which was passed by the House of Representatives and signed by the President in April 2024). In addition, then-President Joe Biden supported Israel’s efforts to advance a hostage deal to international forums, including at the UN Security Council.
The re-election of Donald Trump as U.S. president in 2024 was expected by Israel to further solidify U.S.-Israel ties, with a focus on advancing pro-Israel policies and regional security cooperation. As discussed in greater detail in “— October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts”, Israel has since seen this materialize through coordinated U.S. and Israeli military efforts undertaken against Iran’s nuclear program.
Since commencing its term in January 2025, the Trump administration took active steps to secure the release of all Israeli hostages, both living and deceased, including those holding dual Israeli-American citizenship, who were held by Hamas. The close military, security and political cooperation between the two nations has further been demonstrated by the activity of the Civil-Military Coordination Center, which aims to promote President Trump’s 21-point plan to monitor the ceasefire in the Gaza Strip. Additionally, the U.S. and Israel have been operating in full and unprecedented coordination against Iran’s destabilizing influence in the Middle East. This alignment is reflected both in “Operation Rising Lion”, the 12-day war to destroy Iran’s nuclear capabilities in June 2025, and in “Operation Roaring Lion”(designated by the U.S. as “Operation Epic Fury”), which commenced in February 2026 and continued into June 2026.
Abraham Accords.   In August 2020, an agreement for the normalization of relations between Israel and the United Arab Emirates (the “UAE”) was reached, and in September 2020, the Abraham Accords Peace Treaty was signed at the White House. The Abraham Accords officially established diplomatic relations between Israel and the UAE. This milestone was shortly followed by an agreement for the normalization of ties between Israel and the Kingdom of Bahrain, which was formalized in a Joint Communique between Israel and Bahrain in November 2020. In December 2020, Israel and Morocco established full diplomatic relations, and in January 2021, Sudan acceded to the Abraham Accords during the visit of then-U.S. Treasury Secretary Steven Mnuchin to Khartoum. Additionally, in November 2025, Kazakhstan became the newest country to join the Abraham Accords, becoming the first Central Asian country to do so. As of December 2025, there have been reports of advancement in negotiations toward agreements with other countries in the region. See “State of Israel — International Relations — Abraham Accords” for details on the normalization of Israel’s relations with the UAE, Bahrain, Morocco and Sudan, as well as the Abraham Accords Peace Treaty.
Israel-Turkey Relations.   In August 2022, Israel and Turkey agreed to resume normal diplomatic relations, announcing that both countries would reinstate their ambassadors after years without senior diplomatic representation. This decision to return ambassadors was the culmination of a positive trend in bilateral relations during 2022, which included President Isaac Herzog’s visit to Ankara, reciprocal visits by the countries’ foreign ministers to Jerusalem and Ankara, and visits by the Ministers of Commerce and Defense to Turkey.
Israel was the first country to deploy a search and rescue mission to Turkey following the devastating earthquake that struck Southern Turkey in February 2023. The delegation was instrumental in rescuing 19 individuals from the rubble and provided vital humanitarian and medical assistance to the Turkish authorities on the ground.
Following the attack by Hamas on Israel and the commencement of the war in Gaza, Turkey recalled its ambassador to Israel for consultation in December 2023, and Israel subsequently recalled its ambassador to Turkey. Additionally, in March 2024, Turkey announced trade sanctions against Israel, significantly reducing economic exchange between the two countries. In August 2024, Turkey submitted a formal bid to join South Africa’s genocide case against Israel at the International Court of Justice. In November 2024, Turkish President Recep Tayyip Erdoğan announced that Turkey had unilaterally halted diplomatic relations with Israel, though diplomatic channels remained active. Tensions further escalated as both Israel and Turkey became actively involved in Syria following the collapse of the Syrian government in December 2024. Subsequently, in November 2025, the Istanbul Chief Prosecutor’s Office announced the issuance of arrest warrants against senior Israeli officials, including Prime Minister Netanyahu, Defense Minister Israel Katz, National Security Minister Itamar Ben-Gvir and the IDF chief Lieutenant General Eyal Zamir.
Israel-Ukraine Relations.   In February 2023, then-Foreign Minister Eli Cohen became the first Israeli official to visit Kiev and meet with Ukrainian President Volodymyr Zelenskyy since the launch of the Russian offensive in Ukraine in 2022.
Recent Developments in Relations with Certain other Countries.   In February 2023, an official Israeli delegation, led by then-Foreign Minister Eli Cohen, visited Khartoum to further advance normalization of relations between Israel and Sudan. In April 2023, the Azerbaijani Foreign Minister attended the official opening of Azerbaijan’s embassy in Israel. In the same month, the foreign ministers of Israel and Poland signed an agreement to reinstate youth study visits between the countries, and Poland announced that a Polish ambassador would be reinstated to Israel.
In July 2023, Israel recognized Moroccan sovereignty over the territory of Western Sahara.
In September 2023, Papua New Guinea opened an embassy in Jerusalem.
For a discussion of the impact of the October 7, 2023 attacks and the war in Gaza on Israel’s foreign relations, see “— October 7, 2023 Attack on Israel, the War in Gaza and Other Related Military Conflicts — International Reaction” above.
Privatization
Over the past several decades, privatization has served as a cornerstone of broader, government-initiated market reforms designed to stimulate private sector growth, primarily by enhancing market competition. Israel has made substantial progress in these initiatives, resulting in the successful divestiture of numerous state- owned enterprises and a corresponding reduction in government subsidies to commercial entities. In total, between 1986 and 2025, 100 Government-owned Companies (as defined in “The Economy — Role of the State in the Economy,” below) were partially or fully privatized. Total proceeds generated from these privatization efforts between 2005-2025 amounted to $5.4 billion. As part of its ongoing policy initiatives, the Government intends to sustain this momentum by continuing to privatize its holdings in financial institutions, state-owned land, maritime ports, energy and transportation utilities and select segments of the defense industry (see “The Economy — Role of the State in the Economy,” below). The most recent privatization of a state divestiture occurred in November 2024 with the full privatization of the Israel Post Company.
Loan Guarantee Program
On January 3, 2023, the U.S. Congress approved an extension of the loan guarantee program for Israel through September 2028. As of December 31, 2025, approximately $3.8 billion in guarantees remained available for use under the program. No guaranteed issuances were made under the program from the January 3, 2023, extension of the program through the end of 2025. For additional information on the U.S. loan guarantee program, see — “Public Debt — External Government Debt”.
Table No. 2
Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)
	2021	2022	2023	2024	2025
Main Indicators
GDP (at constant 2020 prices)	1,546.6	1,645.0	1,678.9	1,694.9	1,744.3
Real GDP growth	9.3%	6.4%	2.1%	1.0%	2.9%
GDP per capita (in NIS, at constant 2020 prices)	163,162	170,383	170,532	169,974	172,592
GDP per capita, percentage change	7.6%	4.4%	0.1%	-0.3%	1.5%
Inflation (change in CPI – annual average)	1.5%	4.4%	4.2%	3.1%	3.0%
Industrial production	5.9%	14.9%	1.3%	-0.6%	8.3%
Business sector product (at constant 2020 prices)	1,143.9	1,231.3	1,245.3	1,240.6	1,280.3
Permanent average population (thousands)	9,371	9,558	9,845	9,988	10,123
Unemployment rate(1)	5.0%(2)	3.8%(3)	3.4%(4)	3.0%(5)	3.0%(6)
Foreign direct investment (inflows, in billions of dollars)	19.0	22.9	16.2	14.8	26.2
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2020 prices)	442.3	483.9	478.6	456.1	481.2
Imports (F.O.B) of goods and services (NIS, at constant 2020 prices)	405.9	453.4	419.9	416.9	451.0
External Debt
External debt liabilities (in millions of dollars, at year-end)	160,852	155,179	144,497	147,290	165,468
Net external debt (in millions of dollars, at year-end)	-225,095	-219,469	-261,202	-289,553	-330,176
Central Government Debt
Total gross central government debt (at end-of- year current prices)	1,044.1	1,037.3	1,127.1	1,329.4	1,461.2
Total gross central government debt as percentage of GDP	66.0%	58.8%	59.9%	66.3%	67.1%
Revenues and Expenditures (net)
Revenues and grants	392.9	447.9	424.4	470.3	539.1
Expenditures	587.6	570.0	621.4	731.5	779.2
Expenditures other than capital expenditures	426.9	403.5	456.0	559.7	578.8
Development expenditures (including repayments of debt)	160.7	166.5	165.4	171.8	200.4
Repayments of debt	119.8	126.6	122.8	130.2	147.5

(1)
A broader definition of unemployment used since the outbreak of COVID-19 includes those absent from work due to reasons related to COVID-19 such as unpaid leave and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace.

(2)
In 2021 unemployment (as defined in footnote 1 above) amounted to 10.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (2.9%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (2.2%).

(3)
In 2022 unemployment (as defined in footnote 1 above) amounted to 5.0% including those absent from work due to reasons related to COVID-19 such as unpaid leave (0.4%) and those who left the labor force due to COVID-19 related reasons such as dismissal or closure of the workplace (0.9%).

(4)
In 2023 unemployment amounted to 6.4% including those absent from work due to economic reasons such as reduction in the scope of work or closure of a workplace (1.5%), those absent due to military duty (0.8%) and those absent during the war for other reasons (0.7%).

(5)
In 2024 unemployment amounted to 4.9% including those absent from work due to economic reasons due to the effects of the war (0.8%) and those absent due to military duty (1.1%).

(6)
Since January 2025, data have been calculated using the 2022 Census estimates and a revised survey population definition, which updates the classification of immigrants and includes foreigners.

Source:   Central Bureau of Statistics, Bank of Israel and Ministry of Finance.

STATE OF ISRAEL
Introduction
Israel is a highly developed and industrialized democracy. The country has seen improvements in many economic and fiscal indicators in recent decades. GDP growth has remained steady and consistent, except for fluctuating growth rates in the aftermath of global crises such as the 2008 financial crisis, the European debt crisis, and the COVID-19 pandemic. In recent years, GDP growth has shown resilience despite ongoing regional conflicts. Between 2014 and 2024, real GDP increased at an average annual rate of 3.5%. GDP increased by 2.9% in 2025 compared to 2024, driven by a rebound in exports and in gross domestic capital formation, reflecting economic recovery as the “Iron Swords War” subsided. Private consumption increased by 2.7% and public consumption grew by 1.7%, indicating a return to private sector-led growth.
In 2021, the budget deficit shrank to 4.3% of GDP, primarily as a result of significant growth in revenue collection. In 2022, the trend of high tax revenues continued, leading to a budget surplus of 0.6%. In 2023, the budget deficit amounted to 4.3% due to increased government spending prompted by the war in Gaza. In 2024, the deficit increased to 6.8%, as government expenditures due to the ongoing war in Gaza continued to grow. In 2025, the deficit decreased to 4.7%, as the Government imposed higher taxes and cut spending (including freezing wages in the public sector).
Income inequality and poverty levels have decreased in recent decades due to a strong labor market and steady growth in employment. The standard of living in Israel is steadily increasing, as demonstrated by the growth in GDP per capita. Israel’s GDP per capita based on purchasing power parity, however, remains relatively low. For more information, see — “Table 2”.
The unemployment rate has declined consistently throughout the past decade and this has been accompanied by an improvement in the labor participation rate. The labor participation rate was 62.5% in 2025, reflecting an upward trend of incremental improvement from 61.8% in 2020. The growing employment rate in recent years has led to an increase in real wages and disposable income. There remains strong demand for workers, particularly high-skilled workers, in the Israeli economy. In 2021, the unemployment rate declined, but remained relatively high due to the ongoing effects of COVID-19. The 2021 unemployment rate stood at 5.0%, with 2.9% having left the labor force as a consequence of the COVID-19 pandemic, and an additional 2.1% who were absent from work due to reasons related to COVID-19. In 2022, the unemployment rate decreased to 3.8%, returning to pre-pandemic levels. In 2023, the unemployment rate decreased to 3.4%, as a result of recovered demand for labor. While the unemployment rate has remained low throughout the war in Gaza, an additional 1.5% increase in unemployment can be attributed to the effects of the war (however, this figure does not include reservists who were absent from work due to military service). In 2024, the unemployment rate decreased to 3.0%. However, the official unemployment rate does not include those absent from work for reasons related to the war in Gaza. The inclusion of individuals missing work due to military service would increase the 2024 unemployment rate by 1.1%, and the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the 2024 unemployment rate by 0.8%. In 2025, unemployment remained unchanged at 3.0%. The inclusion of individuals missing work due to military service would increase the 2025 unemployment rate by 0.6%, and the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the 2025 unemployment rate by another 0.9% which would bring the total to 4.5%.
One of Israel’s most important resources is its highly educated workforce. Based on OECD reports, in 2024 51% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 42%. Between 1990 and 2003, approximately 1.1 million people immigrated to Israel, increasing Israel’s population by approximately 23%. Most of the new immigrants were highly educated and possessed strong academic and professional backgrounds, mainly in science, management, medicine and other technical and professional fields, enabling them to successfully integrate into the economy.
Israel has made substantial progress in opening up its economy since 1990, removing major trade barriers and tariffs. Israel has entered into free trade agreements with its major trading partners and is one of a handful of nations to maintain free trade agreements with both the United States and the EU. Israel also signed free trade agreements with the European Free Trade Association, Turkey, Jordan, Egypt and Mexico, among others. See “— Membership in International Organizations” for a complete list.

Geography
Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bordered to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding Gaza and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles. Jerusalem is the capital of Israel.
Population
Israel’s population (including Israeli citizens residing in the West Bank and excluding foreign nationals residing in Israel for employment purposes) was approximately 10.2 million as of the end of 2025. Between 1990 and 2025, Israel’s population grew by 111%, with a significant part of the increase attributable to immigration from the former Soviet Union. In 2024, 12.7% of the Israeli population was 65 years of age or older, 30.9% was between the ages of 35 and 64, 28.4% was between the ages of 15 and 34, and 27.5% was under the age of 15. 91.9% of the population of Israel lives in urban areas, with 17.9% of the population living in Israel’s three largest cities: Jerusalem (population 997,900), Tel Aviv (population 467,300) and Haifa (population 290,200). The Israeli population comprises a variety of ethnic and religious groups. In 2024, the ethnoreligious composition of the Israeli population was 73.6% Jewish, 18.5% Muslim, 1.9% Christian and 1.6% Druze. Israel’s Declaration of Independence and various dicta of the Supreme Court of Israel guarantee freedom of religion for all Israeli citizens. Hebrew is the official language of Israel, while Arabic holds a special status and English is commonly used.
Immigration
Israel has experienced a continuous flow of immigration, driven largely by the Law of Return, which grants citizenship rights to Jews and those of Jewish ancestry (their children and grandchildren, and their spouses). While 2019 saw 35,736 immigrants arrive in Israel (an increase of 17.5% compared to 2018), only 22,045 arrived in Israel in 2020 (a decrease of 38.3%). This trend reversed sharply in 2021, as 28,795 immigrants arrived in Israel, an increase of 30.6% compared to 2020. In 2022, 76,765 immigrants arrived in Israel, an increase of 166.6% compared to the previous year. Since that peak, figures have steadily contracted. In 2023, 47,271 immigrants arrived in Israel (a 38.4% decrease), while 2024 and 2025 saw further declines of approximately 31% each year, resulting in 32,704 and 22,522 immigrants, respectively. The recent decline in immigration to Israel can be explained by the decrease in immigration from Russia due to the war. Nevertheless, Russian citizens remained the largest group of immigrants to Israel in 2025, accounting for 37% of all immigrants who arrived in the country.
Israel, like many other developed countries, has also experienced an influx of unauthorized immigrants. Previously, before the enactment of the Amendment to the Prevention of Infiltration Law (Offenses and Jurisdiction) 5714-1954 and the completion of a significant portion of the border fence in 2012-2013, many illegal migrants entered Israel by crossing the Israeli-Egyptian border (not through official border crossings). Since 2013, there has been a substantial drop in the number of illegal migrants. Additionally, since 2010, thousands of illegal migrants have either voluntarily left Israel for other countries or returned to their countries of origin.
According to data from the Population and Immigration Authority, this downward trend of unauthorized immigration has stabilized. As of the end of 2025, there were approximately 17,828 illegal migrants (i.e., who did not enter through an official border crossing) in Israel (excluding births), of which approximately 15,491 originated from Eritrea and Sudan. Although Israel has refrained from returning citizens of Eritrea and Sudan to their home countries, the policy regarding such migrants is subject to review from time to time.
Israel respects its international obligations and follows strict procedures consistent with the criteria and standards of international law codified by the 1951 Convention Relating to the Status of Refugees. Applicants for asylum, whether legal or illegal, are interviewed by the Refugee Status Determination Unit to determine whether they fulfill the criteria set by the Convention, and those who are denied refugee status may appeal to the court system. From 2017 to 2025, Israel received approximately 70,876 requests for asylum, including from Eritrean and Sudanese nationals.
In recent years, especially since 2024, following the outbreak of the war in Gaza in 2023, Israel has seen a significant rise in the recruitment of new legal foreign workers to address labor shortages. This significant influx of permitted personnel has, in turn, led to an increase in asylum applications, as many of these legal workers seek to transition to asylum seeker status after their arrival.
Form of Government and Political Parties
Israel was established in 1948 as a parliamentary democracy, with governmental authority divided among the legislative, executive and judicial branches. While Israel does not have a formal written constitution, it is governed by a series of Basic Laws. These laws dictate the fundamental functions of the state, including the electoral system, the governmental, legislative and judicial systems, and guarantee the protection of core fundamental rights, such as property, life, bodily integrity, dignity, privacy and choice of occupation.
The Israeli Supreme Court has recognized these Basic Laws as holding a distinct legal status. Consequently, certain provisions of the Basic Laws require an absolute majority vote of the Knesset to be amended. All Israeli citizens, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Furthermore, freedom of religion, speech, assembly, the press and political affiliation are enshrined in Israel’s laws, judicial decisions and Declaration of Independence.
The President of Israel serves as the Head of State, holding a primarily formal and apolitical role, while actual executive authority rests with the Prime Minister. The President is elected by the Knesset for a single seven-year term and is ineligible for reelection. The President does not possess veto power, and the duties of his office are mainly ceremonial. President Isaac Herzog took office in July 2021, succeeding President Reuven Rivlin.
Legislative authority of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected through a nationwide, proportional representation system utilizing closed-list party voting. While the Knesset is elected for a fixed four-year term, historically many parliaments have undergone premature dissolution leading to early elections. The Government formed in November 2022 has remained in office since that time. The next general election is scheduled for October 27, 2026, unless earlier elections are called.
The legal voting age for Israeli citizens is eighteen. Elections are administered by the Central Elections Committee in accordance with Basic Law: The Knesset and the Knesset Elections Law of 1969. Early elections may be initiated by a majority vote of Knesset members on a bill to dissolve itself, or through an order issued by the Prime Minister with the President’s approval. Such measures are typically taken during a legislative impasse or when the Government can no longer secure a parliamentary majority for its policies. Furthermore, the Knesset is automatically dissolved if it fails to approve the annual state budget by March 31 in any year (three months after the start of the fiscal year), thereby triggering early elections.
Israel uses the closed list method of party-list proportional representation. Citizens vote for their preferred party-list and exercise influence over the ranking of individual candidates exclusively through internal party primaries, if the party elects to conduct such elections, at which party members can vote to rank individuals for the party list. The 120 Knesset seats are allocated proportionally among parties that meet or exceed the 3.25% electoral threshold. Parties may form joint alliances to collectively meet this threshold, in which case the alliance as a whole, rather than its constituent parties, must satisfy the requirement to secure representation.
Following the elections and consultations with party representatives, the President assigns the mandate to form a Government to a Knesset member deemed most likely to secure a parliamentary majority. While this individual is often the leader of the party entitled to the most seats in the Knesset, that is not a legal requirement. If the President’s designee successfully assembles a coalition and secures a vote of confidence from the Knesset, that designee becomes Prime Minister. Although a party winning 61 or more seats could theoretically form a government independently, no single party has ever achieved this majority. Consequently, Israeli Governments have always been formed through coalitions, with the remaining parties outside the coalition constituting the parliamentary opposition.
Israel’s most recent general elections took place on November 1, 2022. Following the election, the President tasked Benjamin Netanyahu with forming a coalition Government. On December 29, 2022, the Knesset approved the new coalition Government led by Prime Minister Benjamin Netanyahu via a vote of confidence. The governing coalition is currently comprised of the following parties: Likud, Shas, United Torah Judaism, Religious Zionism, Otzma Yehudit, and New Hope — The National Right.

The following table sets forth the number of Knesset seats by political party as of May 31, 2026.
Table No. 3
Distribution of Knesset Seats by Political Party
(As of May 31, 2026)
Number of Seats
Likud	32
Yesh Atid	24
Shas	11
Blue White – National Unity Party (Hamachne HaMamlacti)	8
United Torah Judaism	7
Religious Zionism	7
Otzma Yehudit	6
Israel Beitenu	6
Ra’am – United Arab List	5
Hadash-Ta’al	5
Labor (Haavoda)	4
The United Right (Hayamin HaMamlachti)	4
Noam	1
Total	120

Source:   The Knesset.
The Judiciary
The Israeli judiciary operates independently of the executive and legislative branches, comprising a hierarchical system of multiple tiers and specialized jurisdictions.
The court system comprises Magistrates’ Courts, Labor Courts, District Courts and the Supreme Court, which also sits as the High Court of Justice. These courts hold jurisdiction over civil, administrative, criminal and labor-related matters, and are managed by the Directorate of Courts, an independent unit within the Ministry of Justice. Parallel to this judicial hierarchy, religious tribunals operating under the Ministry of Religious Services maintain jurisdiction over specific matters of personal status, while military tribunals within the Israel Defense Forces hold the authority to try personnel for criminal and military offenses.
As of 2025, Israel operates 32 Magistrates’ Courts. Serving as courts of first instance, the Magistrates’ Courts hold jurisdiction over criminal matters, primarily offenses carrying sentences of up to seven years’ imprisonment, as well as civil claims valued under NIS 2.5 million and disputes concerning the use and possession of real estate. Depending on the subject, the Magistrates’ Courts also convene as the following specialized tribunals: Municipal Courts, Family Courts, Small Claims Courts, Traffic Courts, Rent Courts, Community Courts and Juvenile Courts.
Matters concerning labor and social security fall under the jurisdiction of the Labor Courts. This specialized system comprises Regional Courts and the National Labor Court, which serves both as an appellate court and as a court of first instance for certain matters.
The six District Courts, located in Jerusalem, Tel Aviv, Haifa, Be’er Sheva, Nof HaGalil-Nazareth and Lod, serve as courts of first instance for matters falling outside the jurisdiction of Magistrates’ Courts. They also hold primary jurisdiction over specific cases involving corporations and partnerships, intellectual property and administrative matters (e.g., tax matters, government tenders, planning and building issues, and other petitions against decisions of government bodies and authorities). Furthermore, the District Courts function as appellate courts for the Magistrates’ Court decisions.
The Jerusalem District Court holds exclusive jurisdiction over certain matters, including election appeals, extradition and antitrust issues. Similarly, the Haifa District Court also functions as the Maritime Tribunal, exercising exclusive jurisdiction over maritime matters. Furthermore, the Tel Aviv and Haifa District Courts feature an “Economic Affairs Department”, which maintain jurisdiction over certain financial matters, such as derivative actions and class actions related to securities.
The Supreme Court, located in Jerusalem, functions as the ultimate appellate court for reviewing decisions rendered by the District Courts. It may also grant further hearings on its own rulings and order retrials in criminal matters. Additionally, the Supreme Court sits as the High Court of Justice, serving as a court of first and final instance for specific administrative and constitutional issues. In this capacity, the High Court of Justice is authorized to review decisions of the National Labor Court, as well as religious and military tribunals. The Supreme Court is composed of 15 Justices (with 12 Justices currently serving), and its rulings establish binding precedent for all lower courts across Israel.
Judges in Israel are selected by the Judicial Selection Committee, chaired by the Minister of Justice, and are formally appointed by the President of Israel. Prior to being amended in 2025, the nine-member committee was composed of three Supreme Court Justices (including the President of the Supreme Court), two government ministers (including the Minister of Justice), two members of the Knesset, and two members of the Israel Bar Association.
On March 27, 2025, the Knesset passed an amendment to the Basic Law: The Judiciary, altering the composition of the Judicial Selection Committee by removing the Israel Bar Association representatives and replacing them with two political appointees, one of whom is appointed by the coalition government and one of whom is appointed by the opposition. The amendment also modified the rules for selecting judges to the various courts, including changes to the majority required for decisions. A decision by the Judicial Selection Committee now requires a majority of five members, with a requirement that at least one judge, one representative appointed by the coalition government, and one representative appointed by the opposition are in favor of the selection. For the appointment of a Supreme Court Justice, the support of both the coalition and opposition representatives is sufficient, with no requirement for a judge on the committee to endorse the appointment. This amendment is set to take effect after the next Knesset election and is currently under judicial review by the Supreme Court.
According to Israeli law, the President of the Supreme Court is selected from among the sitting Justices. According to a longstanding convention, this selection is based on seniority. Since February 2025, Justice Isaac Amit has served as the President of the Supreme Court.
On June 13, 2025, “Operation Rising Lion” commenced, following which a state of emergency was declared throughout the State of Israel. Pursuant to his authority, the Minister of Justice declared a ‘special state of emergency’ in the Courts and Labor Courts. This emergency period remained in effect from June 15, 2025, until June 25, 2025. During such an emergency period, special regulations govern court proceedings, giving priority to urgent matters.
In accordance with Regulation 3 of the Courts and Execution Office Regulations (Rules of Procedure in a Special State of Emergency), 5751-1991, hearings in courts regarding proceedings for urgent relief shall include, inter alia:
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Urgent interim remedies in civil proceedings;

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Arrest and bail hearings, as well as administrative detentions;

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Criminal offenses pertaining to the special state of emergency; and

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Urgent petitions to the High Court of Justice.

In accordance with Regulation 3 of the Labor Courts Regulations (Rules of Procedure in a Special State of Emergency), 5751-1991, hearings in the Labor Courts shall include, inter alia:
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Urgent collective and inter-organizational disputes;

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Urgent appeals against decisions rendered by the Labor Courts;

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Urgent applications for temporary relief or interim orders;

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Urgent applications for the taking of early evidence (deposition de bene esse); and

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Any other specific proceeding as determined by the President of the National Labor Court or the President of a Regional Labor Court, or another judge designated by them, provided that the reasons for such a determination are recorded.

In accordance with the declaration of full restrictions issued under the Conduct of Proceedings via Visual Communication with the Participation of Detainees, Prisoners, and Inmates Law (Temporary Provision — Iron Swords), 5784-2023, certain remand and detention hearings were conducted by means of visual communication. Hearings conducted by means of visual communication involve detainees and prisoners participating remotely via video conference rather than appearing in person, to reduce safety and security risks during heightened periods of risk.
See “— Political Situation — Proposed Legislative Changes to the Judicial System” for a discussion of the proposed Judicial Reform.
National Institutions
Israel recognizes four designated “national institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod, and the Jewish National Fund. These entities, which predate the establishment of the State, perform various non-governmental charitable functions. Each national institution operates independently of the Government and funds its operations through private and public sources, including international donations. In 2025, these institutions accounted for net unilateral capital transfers into Israel of $0.18 billion, an increase from the $0.11 billion recorded in 2024, as a result of a decline in payments by the institutions made to non-residents.
International Relations
Israel currently maintains diplomatic relations with 167 countries, working to strengthen ties across a broad spectrum of areas, including trade, cultural exchange, security, energy, and other strategic sectors. It enjoys strategic and close partnerships with key members of the international community, including the United States, the UK, the European Union and its member states, including Germany, France, Italy, and others. In recent years, Israel has expanded its diplomatic footprint across Europe, Asia, Africa, and Latin America, establishing multi-sectoral cooperation across various fields. Over the past three decades, Israel has also encouraged efforts to enhance relations with Arab countries in the region. Despite new and complex challenges in the Middle East, Israel remains committed to peaceful resolutions and economic opportunities for regional development (see “— Abraham Accords,” below).
Israel and the United States.   Israel maintains a close economic, diplomatic and military relationship with the United States. In addition to receiving military assistance, Israel has received U.S. economic support averaging approximately $3 billion per year since 1987, which has included provisions for loan guarantees.
United States foreign assistance to Israel has transitioned away from the United States Economic Support Fund through a gradual phase-out; however, Foreign Military Financing assistance has concurrently increased. In 2016, the United States and Israel concluded an agreement providing a military aid package of at least $38 billion over a ten-year period ($3.8 billion annually). Following the commencement of the war in Gaza, an additional foreign aid package for Israel totaling $26.4 billion was signed by President Biden in April 2024.
Israel and the United States share a mutual commitment to fostering peace and economic development in the Middle East, as well as establishing a security framework necessary to facilitate that progress. Joint collaboration on critical defense initiatives, such as the Iron Dome and Arrow missile defense programs, underscores the profound depth of bilateral cooperation. Furthermore, the President of the United States formally recognized Jerusalem as the capital of the State of Israel in 2017, followed by the official inauguration of the new embassy in Jerusalem in 2018. In 2019, the United States formally recognized Israeli sovereignty over the Golan Heights.

For the past several years, the prospect of Iran acquiring nuclear armament capabilities has remained a central geopolitical concern both domestically and internationally. The Joint Comprehensive Plan of Action (“JCPOA”), reached in July 2015 between Iran and the P5+1 group, conditioned international economic sanctions relief, primarily regarding United States and EU sanctions, on the reduction of Iranian nuclear capabilities and oversight by the International Atomic Energy Agency. Taking the position that the JCPOA would not prevent Iran from developing nuclear weapons, the United States announced its withdrawal from the agreement in May 2018 and subsequently reinstated economic sanctions and imposed additional economic penalties. Conversely, EU member states remained committed to the framework of the JCPOA.
Since the October 7, 2023 attack by Hamas against Israel and the subsequent commencement of the war, the United States has demonstrated its support for Israel through various actions and statements. Notably, on October 18, 2023, President Joe Biden visited Israel to express solidarity, and in April 2024, the United States approved the additional foreign aid package detailed above. This deepening alliance between Israel and the United States has played a pivotal role in confronting the existential threat posed by Iran, culminating in successful joint military efforts targeting Iran’s nuclear and missile infrastructure in June 2025.
This close cooperation has continued under the Trump administration since January 2025. It is reflected in a sustained American and Israeli effort that ultimately secured the release of all Israeli hostages, both living and deceased, from Hamas’s captivity. It is further demonstrated by close bilateral military cooperation against Iranian aggression, notably during “Operation Am Kalavi” (the 12-Day War, June 2025), and “Operation Roaring Lion” (also referred to by the U.S. as “Operation Epic Fury”, from February 2026 to the present). The United States and Israel remain partners in the strategic mission to prevent Iran from acquiring nuclear capabilities, terminate Iran’s funding of regional proxies and its involvement in terrorism, halt the development of the Iranian missile program, which threatens Israel, the United States and regional allies, and guarantee the unhindered continuation of maritime trade through the Strait of Hormuz.
Israel and Iran — Iranian Proxies.   For decades, Iran has clearly and publicly stated its intentions to destroy Israel and has systematically pursued a comprehensive plan to eliminate the country. This strategy is built upon the development of nuclear weapons, the production and accumulation of a vast arsenal of ballistic missiles, and the establishment of a network of armed proxies encircling Israel. Hamas and other terrorist organizations in Gaza, as well as members of this proxy network, invaded and carried out the massacre of Israeli civilians in towns and villages near Gaza on October 7, 2023. This unprecedented attack was followed by additional attacks, launched by Iran and its proxies from Lebanon, Iraq and Yemen, to which Israel responded with direct military strikes. Since October 7, 2023, Israel’s decisive actions have significantly reshaped the geopolitical landscape of the Middle East.
On April 13, 2024, Iran launched an attack against Israel utilizing more than 300 drones, cruise missiles, and ballistic missiles. The Israel Defense Forces, operating in coordination with an international and regional military coalition, intercepted 99% of the incoming threats, demonstrating the strength of the international partnership in the region. On October 1, 2024, Iran executed a subsequent attack, launching 181 ballistic missiles toward Israel, which were thwarted nearly in full.
Concurrently, Iran engaged in years of developing a clandestine nuclear program. Discoveries of a rapid accumulation of highly enriched uranium, well beyond what is required for peaceful purposes, created an imminent threat to Israel and the broader region, significantly shortening the estimated breakout to nuclear weapon capability. In response, on June 13, 2025, Israel launched a precision military operation targeting Iran’s nuclear and military infrastructure, including missile launchers, enrichment and weaponization facilities (also known as “Operation Rising Lion”). In retaliation, Iran launched more than 1,000 drones and 500 ballistic missiles at Israel, resulting in loss of life and property damage. However, the economic and structural impacts were greatly mitigated as the Israel Defense Forces successfully intercepted the majority of incoming threats.
On June 22, 2025, the United States acted decisively to neutralize three key facilities of Iran’s nuclear program. This operation, known as the “Midnight Hammer” was conducted in full coordination with Israel, underscoring the deep strategic alliance and enduring partnership between the two nations rooted in shared values and mutual interests. Following the operation, it became evident that Iran maintained its strategic calculus, acting to rehabilitate its military nuclear program and revive its proxies.

Therefore, on February 28, 2026, the United States and Israel jointly conducted another military operation against Iran, known as “Epic Fury”, aiming to fully dismantle Iran’s military nuclear program. This operation targeted remaining military nuclear facilities, other non-conventional weapons industries, key decision-making cadres, and Iran’s intelligence, air force, navy and ballistic missile infrastructure. In response, Iran launched attacks against Israel and a dozen of neighboring countries, while also disrupting the free flow of vessel movement through the Strait of Hormuz. Israel’s missile defense systems once again proved highly effective in mitigating these threats.
Following intense international diplomatic mediation efforts, a conditional ceasefire took effect on April 8, 2026, resulting in a temporary lull in active combat operations. More recently, in June 2026, the United States and Iran agreed on a Memorandum of Understanding (“MoU”). The MoU established a framework for a temporary cessation of hostilities and a defined negotiation period aimed at reaching a broader agreement concerning Iran’s nuclear program and regional security issues. The arrangements have facilitated the reopening of the Strait of Hormuz to commercial shipping, improving near-term energy market stability and reduced immediate risks to global trade flows. The MoU also provides for limited sanctions relief and enhanced cooperation with the International Atomic Energy Agency (“IAEA”) during the negotiation period. However, implementation of both the ceasefire arrangements and the MoU remains subject to ongoing negotiations and verification measures, and there can be no assurance that a comprehensive or durable settlement will be achieved. Regional tensions remain elevated, and any deterioration in the security environment could adversely affect freedom of navigation through the Strait of Hormuz, global energy markets, broader Middle East stability, and Israel’s security environment. Israel remains prepared to protect its security interests should hostilities resume.
The Houthis, another Iranian-backed terrorist militia based in Yemen, carried out multiple missile and drone strikes on Israel during the Gaza war as part of a coordinated effort by Iranian proxy groups. On July 20, 2024, Israel initiated its first significant strike on Houthi infrastructure. This action followed a February 2024 intervention by a U.S. and UK coalition, which took military action against the Houthis due to the disruption of Red Sea maritime trade caused by Houthi terrorism. Israel conducted additional strikes on Houthi targets in September and December 2024 following ongoing missile and drone launches into Israeli territory. On January 10, 2025, a combined operation by Israeli and U.S. air forces targeted 30 sites in Sanaa, Yemen, alongside numerous other installations in the country’s coastal region. On May 4, 2025, the Houthis launched a missile toward Tel Aviv, which struck near the main terminal of Ben Gurion Airport, but there was no material lasting impact on the airport’s function. In retaliation, Israel conducted a targeted attack against the leadership of the militia on August 28, 2025, eliminating most of its senior command members. Since that operation, Houthi missile launches against Israel have significantly decreased.
Israel and Lebanon.   Despite some regional tensions, Israel has engaged in parallel diplomatic developments with other neighboring countries. A maritime agreement between Israel and Lebanon was reached in October 2022, concluding a protracted maritime dispute in the eastern Mediterranean and successfully delimiting the maritime boundary between the two countries. In northern Israel, Israel shares borders with Syria and Lebanon, where Hezbollah, another Iranian-backed terrorist group, is active. From the beginning of the war in Gaza, Hezbollah launched a myriad of aerial attacks into northern Israel, forcing many Israeli residents to evacuate their homes. In a decisive blow to the organization, Israeli forces eliminated Hezbollah leader Hassan Nasrallah on September 27, 2024, in a targeted airstrike on the group’s headquarters in Beirut, Lebanon. Just days later, on October 3, 2024, Israel struck again, eliminating Nasrallah’s designated successor, Hashem Safieddine, along with other senior Hezbollah officials, severely disrupting the group’s leadership and marking a strategic turning point in Israel’s confrontation with the Iran-backed militia.
In October 2024, Israel launched a limited ground operation in the border villages of southern Lebanon, intended to prevent an imminent incursion by Hezbollah terrorists. A ceasefire between Israel and Hezbollah subsequently commenced on November 26, 2024. The ceasefire terms mandated that neither Hezbollah nor any other armed group maintain weapons in areas south of the Litani River, which is north of the Israel-Lebanon border, and Israel was required to withdraw all its forces from southern Lebanon. To prevent Hezbollah from strengthening its position and reclaiming key areas, Israel maintained operational control over five strategic locations in Southern Lebanon and conducted limited airstrikes on Hezbollah sites in the region.

In November 2025, Israel eliminated Hezbollah’s Chief of Staff, Ali Tabtabai, in Beirut due to Hezbollah’s violations of the terms of its ceasefire with Israel and its efforts to rebuild its military power. Since that time, Israel has sustained strategic troop deployments within southern Lebanon to effectively counter immediate threats at its border. Concurrently, diplomatic negotiations facilitated by the U.S. toward a formal ceasefire remain ongoing, but a definitive agreement has not yet been executed.
In March 2026, Hezbollah violated the ceasefire to support Iran’s military efforts, disregarding the Lebanese government’s plea to refrain from actions contrary to state interests. While conducting a massive counter offensive against the Hezbollah, Israel accepted the Lebanese government approach and initiated historical diplomatic talks with Lebanon, aiming at disarming Hezbollah and stabilizing the region.
In June 2026, Israel signed a framework agreement with the Government of Lebanon. Under the agreement, the United States and Lebanon recognized Israel's right to maintain a security zone inside Lebanon for as long as necessary to safeguard its security. The parties also agreed to launch a pilot program in two adjacent areas near the Yellow Line, as recommended by the IDF, under which Hezbollah would be disarmed and control of the territory would be transferred to the Lebanese Armed Forces.
Israel and the Middle East.   Since 2011, political instability and civil unrest have affected numerous Middle Eastern and North African countries, including Libya, Egypt, Tunisia, Yemen and Syria. This unrest has resulted in the removal of long-standing leadership in several of these countries and created turbulent political environments in others. Situated within this region, Israel closely monitors these developments to protect its economic, political and security interests. While geopolitical developments in the Middle East may periodically increase regional uncertainty, Israel has historically demonstrated resilience in the face of regional instability. Recent security challenges, including military confrontations involving Iran and Iranian-backed organizations, have increased geopolitical risks but have not materially affected Israel’s ability to conduct governmental operations, access international capital markets, or maintain broad economic activity. Furthermore, Israel’s peace treaties with Egypt and Jordan remain in effect, and the normalization arrangements established under the Abraham Accords have generally remained intact despite regional tensions. Although diplomatic relations with certain countries may be subject to fluctuations, the underlying strategic, economic, and security interests supporting these agreements have contributed to their continued durability.
Israel is viewed by its neighbors in the Middle East as a regional power with exceptional security, technological, and innovation capabilities. Its strategic peace treaties with Egypt and Jordan serve as critical pillars of regional stability. Furthermore, the 2020 Abraham Accords demonstrated a growing recognition of Israel’s strategic value. Israel has maintained these diplomatic relations throughout the war in Gaza and recent conflict with Iran, indicating a shared regional understanding of these challenges. This regional instability has not significantly impacted Israel’s strong political ties, aside from the limited instances described above, or its economic standing, as countries with existing peace agreements with Israel have upheld their commitments despite internal political developments.
Nevertheless, there can be no assurance that regional instability will not escalate in the future or spread to additional countries in the area. While military efforts have significantly reduced the presence of the Islamist State in Iraq and Syria, known as ISIS, in Syria and Iraq, there is growing concern regarding Shiite militias asserting control over the relinquished territory.
In December 2024, the Assad regime in Syria was overthrown by jihadi groups. Recent developments in Syria have brought about significant changes, prompting Israel to take military action to protect its security interests in the region. These actions are aimed at addressing emerging jihadi threats and preserving Israel’s strategic position amidst growing instability nearby. Israel monitors the situation and terror infrastructure in Syria very closely, as well as the increased radical presence in the area. Israel remains vigilant about the security of its border with Syria, potential transfers of strategic weapons, and the possible spillover of radical forces along the border with Israel.
Israel and Its Borders.   Following years of hostility and conflict between Egypt and Israel, intensive negotiations were conducted by the two countries with the close assistance of the United States. On March 26, 1979, Egypt and Israel signed a peace treaty and established formal diplomatic relations. This marked the first peace agreement signed between Israel and a neighboring state, and peace with Egypt has since remained vital to Israel’s national security. Israel does not perceive a material change in Egypt’s strategic stance towards Israel, and the peace treaty between the two states remains in force, having demonstrated resilience and stability over the years in the face of numerous challenges. Israel continues to be a significant exporter of natural gas to Egypt, and recently concluded a 112 billion NIS gas export agreement. Additionally, the QIZ mechanism, which facilitates the joint production and export of Israeli-Egyptian goods to the United States, remains operational Israel and Jordan signed a peace treaty in 1994. After resolving issues relating to borders and water resources, Israel and Jordan entered into negotiations to promote bilateral economic cooperation and to coordinate regional economic development initiatives. Despite various challenges over the past two years, Israel and Jordan remain engaged in expanding economic and other forms of mutual cooperation. Israel supplies Jordan with natural gas, which generates a significant share of Jordan’s electricity, and provides tens of millions of cubic meters of water annually.
Abraham Accords and Other Regional Developments.   In August 2020, an agreement to normalize relations between Israel and the United Arab Emirates (the “UAE”) was reached, culminating in the signing of the Abraham Accords Peace Treaty at the White House in September 2020. The Abraham Accords officially established formal diplomatic relations between Israel and the UAE. This milestone was shortly followed by an agreement to normalize ties between Israel and the Kingdom of Bahrain, which was memorialized through a Joint Communique in November 2020.
In December 2020, through a joint declaration with the United States, Israel and Morocco established full diplomatic relations. Subsequently, in January 2021, Sudan acceded to the Abraham Accords during a visit by then-U.S. Treasury Secretary Steven Mnuchin to Khartoum. In November 2025, Kazakhstan formally joined the Abraham Accords, expanding the geographical reach and depth of the framework into Central Asia. Israel favors the creation of a broader Middle Eastern security and diplomatic architecture, and supports the inclusion of additional countries into the Abraham Accords framework.
On March 28, 2022, Israel hosted the Negev Summit, and following its success, the founding document of the Negev Forum was adopted. The Negev Forum incorporated six working groups in the fields of Food Security, Health, Regional Security, Energy, Tourism and Tolerance. In January 2023, the Negev Summit’s working groups convened in Abu Dhabi, bringing together over 150 senior officials and experts from the six member countries (the United Arab Emirates, Bahrain, Egypt, Morocco, the USA, and Israel). This event marked the largest gathering between Israel and Arab nations since the Madrid Conference in 1992.
Despite the ongoing war in Gaza and recent conflict with Iran, diplomatic relations with the Abraham Accords countries remain robust. Ambassadors continue to be stationed in their respective capitals.
In July 2022, Saudi Arabia approved the opening of its airspace to all aircrafts flying to and from Israel, marking a significant milestone for Israeli aviation, tourism and commerce. Concurrently, Saudi Arabia secured Israel’s agreement to transfer the Tiran and Sanafir islands from Egyptian to Saudi sovereignty. Under the terms of the peace agreement between Israel and Egypt, these islands are to remain a demilitarized zone monitored by a U.S.-led multi-national force. As of May 2026, U.S. President Trump has actively urged Saudi Arabia to join the Abraham Accords and officially normalize diplomatic ties with Israel.
In February 2023, Oman joined Saudi Arabia in allowing overflight for Israeli airlines by opening its airspace to all airlines, thereby creating a transit corridor for Israel to utilize on routes to Asia and Oceania. However, since October 2023, Oman has ceased to approve the continuation of flights by Israeli operators over its airspace.
Relations between Israel and the Arabian Gulf States have been developing based on shared concerns over Iran’s threat to regional stability, as well as other mutual interests. These countries are seeking further cooperation with Israel in fields such as technology, infrastructure, healthcare, and agriculture, driven by a growing recognition of Israel’s capabilities in these sectors.
The Israeli-Palestinian Conflict.   The signing of the Oslo Accords in 1993 between Israel and the Palestine Liberation Organization (“PLO”), along with the commitments undertaken for mutual recognition, was widely regarded as a turning point in bilateral relations. This led to the introduction of a number of interim agreements that established the framework for the creation of the Palestinian Authority. As part of the 1994 Gaza Strip and Jericho Agreement signed in Cairo and the 1995 Interim Agreement on the West Bank and Gaza signed in Washington, DC, several rounds of negotiations were subsequently held between Israel and the PLO in 2000. These efforts included a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict.
In September 2000, relations between Israel and the Palestinian Authority deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and civilians, in violation of the bilateral agreements signed in 1993.
In 2004 and 2005, despite the absence of a successful dialogue and ongoing violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from the Gaza strip. The disengagement plan ended Israel’s 38 years of military presence and authority over the Gaza territory. However, the Islamic terrorist organization Hamas’s subsequent ascent to power and violent takeover of Gaza in June 2007 increased instability in the region.
Following the takeover, Palestinian terrorist organizations began launching locally manufactured, smuggled rockets and mortar rounds from Gaza into Israel, in addition to attempting maritime infiltration. In response, Israel engaged in several military operations over the years with the primary goal of suppressing this violence and protecting its citizens.
On May 10, 2021, Hamas and other terrorist organizations initiated an indiscriminate attack on civilian population centers in Israel, firing rockets at Jerusalem, Ashkelon and Israeli communities along the border with Gaza. This attack incited an 11-day conflict referred to in Israel as “Operation Guardian of the Walls”. During the conflict, the Hamas terror organization launched thousands of rockets into Israel, targeting dense civilian populations in cities, towns and villages across the country. The Israeli Iron Dome Aerial Defense System intercepted hundreds of these incoming threats. In response to the continuous rocket fire from the Gaza Strip into Israeli territory, the IDF struck sites in the Gaza Strip that Hamas utilized for its terrorist activities, including its headquarters, underground tunnels, rocket launchers, military posts, and other critical infrastructure. A ceasefire was reached on May 21, 2021.
On August 5, 2022, following a wave of deadly terrorist attacks, the IDF began “Operation Breaking Dawn” against Hamas in Gaza. During the 56 hours of the operation, terrorist forces from Gaza fired 1,100 missiles on Israel, and the IDF hit 170 military targets belonging to the group. The operation concluded with a ceasefire brokered by Egypt on August 7, 2022.
On October 7, 2023, Hamas launched an unprecedented terror attack on Israel from the Gaza Strip, killing approximately 1,200 people and kidnapping 251 people. See “Summary Information and Recent Developments — October 7, 2023 Attack on Israel, and the War in Gaza and Other Related Military Conflicts.”
Israeli-Palestinian peace negotiations.   In July 2013, Israeli-Palestinian negotiations were reinitiated under the auspices of the U.S. Secretary of State. While some progress was made, prior to the last phase of prisoner releases by Israel, the Palestinian Authority breached its commitments by submitting requests to accede to fifteen different international conventions. Following this, various Palestinian factions announced their intentions to form a pact between Fatah and Hamas, intended to serve as the foundation for a planned national consensus government. No further progress toward a negotiated settlement has been made since then.
In February 2020, then-U.S. President Donald Trump introduced a proposal for a comprehensive peace treaty between Israel and the Palestinians, which Israel viewed favorably. This proposal, alongside Israel’s peace agreements and strategic interests, may serve as an outline for future negotiations.
Other diplomatic relations.   In recent years, Israel has further developed its diplomatic relations across Europe, Asia, Africa and Latin America, establishing cooperation in a wide range of fields.
In Europe, Israel and the EU and its member states share a longstanding and deep-rooted relationship. In the 1950s, Israel was one of the first countries to establish relations with the EU. The 1976 EU-Israel trade agreement laid the groundwork for a robust economic relationship, with the EU currently serving as Israel’s largest trading partner. The 2013 Open Skies Agreement subsequently increased passenger traffic and strengthened tourism links. Furthermore, the EU has been instrumental in supporting Israel’s innovation and research sectors.

As part of the Horizon 2020 program, over 1,245 Israeli projects received €713 million in funding from the EU. Looking forward, the next framework initiative, the 10th Framework Programme, is currently being structured and is expected to be finalized in 2027.
Israel has also forged regional partnerships within Europe, including trilateral cooperation with Greece and Cyprus, alongside broader engagement with the Baltic and Balkan countries. This evolving model of cooperation, termed “geometric diplomacy”, has led to unprecedented summits between Israeli and regional leaders. Although critical voices have emerged in Europe following Israel’s war against Hamas in Gaza, Israel continues to engage with the EU and its member states. The majority of these nations maintain steadfast support, close cooperation, and a shared understanding of Israel’s security needs and its significance to Europe.
In Euro-Asia, Israel’s relations with the Muslim countries of Central Asia and the Caucasus, most notably Azerbaijan and Kazakhstan, are on a trajectory of improvement and strengthening. In January 2026, the Israeli Foreign Minister conducted official visits to both countries, and the Israeli President recently visited Kazakhstan. Furthermore, a joint economic commission was held with Azerbaijan, and a similar commission with Kazakhstan is currently under consideration. Both countries continue to serve as significant oil suppliers to Israel, and people-to-people relations are also expanding, including through collaborative interfaith forums.
In addition, the trend toward stabilization in relations with Ukraine has continued. The Israeli Foreign Minister visited Kyiv in July 2025, and a joint economic commission between the two countries was also convened in Jerusalem.
In Africa, Israel has significantly increased its diplomatic and developmental footprint in recent years. A major milestone in this engagement was the opening of its 12th African embassy, in Zambia, in August 2025, expanding its permanent diplomatic network in the continent. Furthermore, in December 2025, Israel formally recognized Somaliland as a sovereign nation. Bilateral relations across the region have been further strengthened through high-level visits by Israeli leadership to key countries, such as Ethiopia, DRC, Zambia, Somaliland, Ghana, Malawi, Gabon, South Sudan and Nigeria.
In Asia, Israel has significantly strengthened its strategic partnership with India. This deepening relationship is reflected in frequent high-level visits, growing political trust, and a shared strategic vision. Economic ties have continually expanded, driven by increased trade volume and joint initiatives in clean energy, water technology and innovation. Defense cooperation has also grown through joint development and procurement projects, reinforcing mutual security interests. Concurrently, technological collaboration is flourishing, particularly in agriculture, cybersecurity and digital health. This multifaceted alliance highlights the shared values and strategic alignment of both democracies. Furthermore, over the past few months, Israel and India have resumed negotiations on a free trade agreement aimed at reducing tariffs and enhancing bilateral investment flows, which could significantly elevate economic ties.
In 2018, Israel and China signed eight cooperation agreements in fields such as life sciences, digital health and agriculture. Later, in December 2020, Bhutan and Israel established full diplomatic relations. In addition, Israel enjoys close relations with several key regional countries. In September 2023, Papua New Guinea opened its Embassy in Jerusalem, followed by Fiji, which also opened its Embassy in Jerusalem in September 2025. Israel opened its first Embassy in Fiji in June 2026.
In Latin America.   During 2025-2026, there were a number of significant and positive changes in Israel’s relations with countries in the LATAM region. Among these developments, bilateral relations with Bolivia were officially renewed. Furthermore, new governments were elected in both Chile and Honduras, bringing about regime changes that introduced more friendly stances toward Israel. Additionally, American activity in Venezuela removed a hostile regime, leading Israel to hope for improved relations with the country moving forward. At the same time, relations with already friendly countries on the continent strengthened, highlighted by official visits from senior Israeli officials, including the President and Foreign Minister. In 2025, a total of 55 delegations from LATAM visited Israel. Moreover, Ecuador and Costa Rica each opened an innovation office holding diplomatic status, and the Paraguayan Embassy was successfully moved back to Jerusalem in 2024.

Membership in International Organizations and International Economic Agreements
Israel is a member of numerous international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the International Monetary Fund (“IMF”), the European Bank for Reconstruction and Development, the Inter-American Development Bank and the Organization for Economic Co-operation and Development (“OECD”).
Israel has been a contracting party to the 1947 General Agreement on Tariffs and Trade since 1962, and is a founding member of the World Trade Organization (“WTO”). Furthermore, Israel participates in key WTO initiatives, including the Agreement on Government Procurement and the Information Technology Agreement. Having actively participated in the Joint Statement Initiative on Electronic Commerce, Israel is currently undertaking internal procedures to ratify the resulting Electronic Commerce Agreement. Additionally, following the 14th Ministerial Conference, Israel joined the U.S.-led initiative to maintain the practice of not imposing customs duties on electronic transmissions among signatory nations.
Israel maintains an extensive network of Free Trade Agreements (“FTAs”) with most of its major trading partners. These partners include the United States, the EU, the EFTA, Turkey, Canada, Mexico, MERCOSUR (Brazil, Argentina, Uruguay and Paraguay), Jordan, Panama, Colombia, Ukraine, the United Kingdom, South Korea, Guatemala, Vietnam, the United Arab Emirates and Costa Rica1. Approximately 70% of Israel’s goods exports in 2025 were conducted under these bilateral free trade frameworks, which provide duty-free access and other preferential tariff treatment. Israel is actively engaged in free trade agreement negotiations with India and is also preparing to enter formal FTA negotiations with Serbia.
In 1975, Israel signed an FTA with the European Economic Community that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and select agricultural products. Subsequently, in July 1995, Israel signed an Association Agreement with the EU, which entered into effect in June 2000. This agreement addressed matters concerning competition, government procurement and institutional cooperation across several sectors, including research and development, while further expanding trade liberalization for agricultural products. Two additional agreements aimed at broader liberalization in agricultural trade were later implemented, the most recent of which took effect on January 1, 2010.
In 1985, Israel and the United States entered into an FTA that resulted in the progressive elimination of tariffs on all industrial products, taking effect at the beginning of 1995. This agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. On April 1, 2025, Israel removed all of the customs duties that had been levied on products from the U.S. The next day, U.S. President Donald Trump signed an executive order imposing new tariffs on imports into the United States from many countries, including Israel. Israel is currently negotiating a new trade agreement with the United States. In December 2025, Israel and the United States, signed an additional agricultural trading agreement, gradually eliminating customs duties on imported goods from the United States.
In addition to these agreements, Israel has entered into three mutual recognition agreements in the area of standardization. Two of these agreements — with the United States and Canada — cover telecommunications equipment, while the third, with the EU, covers goods manufacturing practices for pharmaceuticals.
Israel, with the assistance of the United States, also developed regional trade agreements to facilitate economic cooperation between Israel and its neighbors in the Middle East. Specifically, Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in 2004. These agreements allow Egypt and Jordan to export products duty-free to the United States, provided the products contain a specified minimum level of Israeli inputs (8.0% under the Israeli-Jordanian agreement and 10.5% under the Israeli-Egyptian agreement). This trade initiative is intended to support prosperity and stability in the Middle East by encouraging regional economic integration. However, the QIZ agreement with Jordan has not been active since Jordan signed an FTA with the United States in 2010, which allows Jordanian-originated products to enter the United States duty-free.

In the process of ratification

Membership in International Organizations and International Economic Agreements related to Research and Development
Since 1996, Israel has participated in the EU Framework Programs for Research and Innovation (the “EU Framework Programs”), which enable Israeli firms, academic institutions and other organizations to collaborate on EU-based R&D projects. As the first non-European country to achieve this status, Israel’s inclusion stems primarily from its pivotal role in global technology and innovation. Today, this initiative stands as the world’s largest R&D funding platform, driving both industrial and academic research.
In December 2021, Israel signed an agreement with the European Commission to associate with the Horizon Europe program, the ninth EU Framework Program for Research and Innovation (2021-2027), which carries a total budget exceeding €95.5 billion. Between 2021 and 2025, 6,476 Israeli entities participated, with 1,028 successfully securing funding totaling €926 million. Furthermore, participating Israeli startups managed to secure an additional €317 million in equity investments through the Horizon Europe program.
Israel is an active participant in the EUREKA Network, Europe’s leading intergovernmental platform for R&D collaboration among entrepreneurs and industries. The public network supports R&D-based businesses and institutions by providing funding and partner-matching services across a wide range of technological fields. Israel ranks among EUREKA’s most active members; to date, Israeli companies have partnered in more than 10% of all EUREKA’s projects.
Over the years, Israel has signed numerous bilateral agreements for collaboration on research, development and innovation with foreign national and local governments, as well as with other international entities, with the highest number of Israel’s project submissions in 2025 involving the U.K. and the United States. Additionally, Israel maintains bi-national R&D foundations with India, Singapore and South Korea.
In 2025, Israeli companies submitted 48 proposals for joint R&D cooperation projects under the bilateral programs of the Israel Innovation Authority.

THE ECONOMY
Overview
Israel possesses an advanced, industrialized and diversified economy. In 2022, Israel’s positive post-pandemic recovery continued, yielding a GDP growth rate of 6.4% and driving real GDP per capita to $50,703. However, the war in Gaza, which began on October 7, 2023, severely impacted various sectors of the Israeli economy and constrained key growth drivers, most notably private consumption. While a subsequent surge in public consumption partially offset this downturn, the economy ultimately expanded by just 2.1% in 2023, and real GDP per capita declined to $46,073. The economic landscape of 2024, which reflected a full year of ongoing conflict, sustained the negative trends established at the end of 2023. Private consumption remained low, continuing to weigh on economic expansion, though elevated public spending provided a partial buffer. Overall, the economy grew by 1.0% in 2024, with real GDP per capita declining to $45,812. In contrast, 2025 was characterized by the onset of an economic recovery process and a return to private sector-led growth, as the war in Gaza subsided. This turnaround resulted in a GDP growth rate of 2.9%, and a recovery in real GDP per capita, which rose to $50,024, in 2025. This growth was also supported by the appreciation of the NIS in 2025, which strengthened against the USD by approximately 14% between December 31, 2024 and December 31, 2025.
Prior to the COVID-19 pandemic, Israel’s employment rate and average wages had increased significantly. In 2022, the labor force participation rate slightly increased to 63.3%, nearing pre-pandemic levels of 63.5%. This recovery was driven by overall economic growth alongside the successful implementation of Government policies aimed at reducing transfer payments and lowering labor taxation. In 2023, the labor force participation rate stood at 63.5%, matching pre-pandemic benchmarks, while a renewed demand for labor drove the official unemployment rate down to 3.4%. This downward trajectory in unemployment continued into 2024, with the unemployment rate falling further to 3.0%, although the upward trend in the labor force participation rate was interrupted, contracting to 62.7%. In 2025, the unemployment rate stabilized at 3.0%, while the labor force participation rate adjusted slightly downward to 62.5%. Notably, the inclusion of individuals absent from work due to military service would increase the annual unemployment rate by 0.6%. Additionally, accounting for those absent due to conflict-related economic disruptions would raise the annual unemployment rate by an additional 0.9%. Meanwhile, real wages stagnated, recording no overall growth in 2025. This flat performance reflected a 0.5% increase in the private sector, offset by a 1.2% decline in the public sector, following salary freeze agreements enacted in response to the war.
Israel’s high-tech sector encompasses advanced industrial sectors, such as electronics, pharmaceuticals and aircraft production, alongside software development and R&D. Over the past few decades, employment within the high-tech industry has expanded rapidly, driving the sector’s growing share of GDP and anchoring national economic development. This structural growth has profoundly benefited the country’s trade profile, with high-tech goods and services now accounting for approximately half of Israel’s total exports.
Since 2010, the composition of Israel’s exports has shifted, with the growth of services exports consistently outpacing that of exports of goods. In 2021, services accounted for the majority share of Israel’s total exports for the first time in the country’s history, a dominant position it has maintained ever since. In 2025, total exports expanded by 5.5%, reflecting the onset of economic recovery as conflict-related disruptions subsided. This positive momentum was driven by a 6.1% increase in the exports of goods, complemented by a 5.0% growth in service exports.
In recent years, natural gas has significantly enhanced the energy independence of the Israeli economy. Between 2006 and 2024, Israel experienced a profound shift in the fuel mix utilized for electricity generation. In 2006, the power generation architecture comprised 18% natural gas and 71% coal. By 2024, this configuration had transitioned substantially, with electricity production being driven by 72% natural gas, 14% coal and 14% renewable energy sources.
Over the past two decades, a core objective of the Government’s economic policy has been to reduce public sector intervention and foster private sector-led growth. To advance this goal, the Government pursued the privatization of State-owned enterprises, including major banks, ports and segments of the electricity sector. Anchored by strict fiscal discipline, Israel’s public debt-to-GDP ratio maintained a steady downward trajectory from 2009 until it reached 59.3% in 2019. While the ratio escalated due to the COVID-19 pandemic, it subsequently decreased to 60.3% in 2022 as pandemic-related emergency measures were relieved. In 2023, escalating government expenditure triggered by the war in Gaza during the last quarter pushed the debt-to-GDP ratio up to 61.3%. This upward trend intensified in 2024, a full year of Israel at war that demanded significantly elevated defense and public spending, driving the ratio to 67.7%. By 2025, the debt-to-GDP ratio reached 68.4%.
The Government remains committed to price stability, maintaining an official inflation target range of 1% to 3%. Over the past decade, prices have risen by an annual average of 1.5%, a figure that conceals several years of below-target inflation between 2014 and 2020. In 2021, the inflation rate rose to 1.5%, positioning price growth within the target range for the first time since 2013. In 2022, amid global inflationary pressures, Israel’s average inflation rate reached 4.4%. This trajectory began to reverse in 2023, with average inflation moderating to 4.2% as aggressive interest rate hikes led by the BoI helped mitigate inflation. This downward trend continued through 2024, guided by the BoI’s tight monetary policy, which brought the annual inflation rate down to 3.1%. By 2025, headline inflation eased further to 3.0%, supported by Shekel appreciation, which helped counteract the inflationary pressures of a tight domestic labor market.
Gross Domestic Product
GDP is defined as gross national product (total value of all goods and services produced by the residents and businesses of a country in a given year) minus the investment income of Israeli residents abroad, the earnings of Israeli residents working abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deducting payments to foreign companies regarding production facilities located in Israel). From 2016 to 2019, Israel’s GDP expanded at an average annual growth rate of 4.1%. Since 2016, the national accounts have broadly reflected uniform growth across all macroeconomic components, including private consumption, capital investments and international trade. Following the disruptions of the COVID-19 pandemic, the economy rebounded sharply in 2021 with a GDP growth rate of 9.4%, driven primarily by a resurgence in private consumption alongside robust exports and investment volumes. This momentum carried into 2022, with GDP expanding by 6.4%, supported by sustained private consumption and high levels of exports and investments. In 2023, however, GDP growth decelerated to 2.1%, falling short of the expansion rates recorded in the preceding two years. This deceleration stemmed from a slight contraction in private consumption during the first three quarters, compounded significantly by the economic fallout of the war in the last quarter of the year. In 2024, GDP growth slowed further to 1.0%, as the prolonged war in Gaza took its toll on growth.
In 2025, GDP grew by 2.9%, signaling the onset of a broader economic recovery. This growth was primarily driven by a resurgence in private consumption and a recovery in gross domestic capital formation. During the first quarter of 2025, GDP increased by 5.9% (annual rate, seasonally adjusted, quarter on quarter). In the second quarter of 2025, GDP shrank by (4.4)%, as “Operation Rising Lion” with Iran took place. In the third quarter of 2025, GDP rebounded and grew 12.3%. In the fourth quarter of 2025, GDP rose by 2.8%.
In 2025, GDP reached NIS 2,111 billion, of which the business sector product amounted to NIS 1,541 billion, with both figures measured at current prices. Business sector product is defined as GDP minus general government services (excluding government operations executed through private companies, which are included in the business sector product), services of private non-profit institutions, and housing services (representing the imputed value of the use of owner-occupied residential property). The Central Bureau of Statistics applies this specific methodology in accordance with standard international and national account practices as conducted by organizations such as the OECD. For 2025, general government output and the product of private non-profit institutions services totaled NIS 352.7 billion, while housing services accounted for NIS 215.7 billion. These figures represent a real growth rate of 3.6% for housing services in 2025, marking an increase relative to the growth rates of 1.9%, 2.9% and 2.0% observed in 2022, 2023 and 2024, respectively.

Table No. 4
Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)
	2021	2022	2023	2024	2025
Growth (percent change)
Real GDP growth	9.3%	6.4%	2.1%	1.0%	2.9%
GDP growth per capita	7.6%	4.4%	0.1%	-0.3%	1.5%
Inflation (change in CPI – annual average)	1.5%	4.4%	4.2%	3.1%	3.0%
Industrial production	5.9%	14.9%	1.3%	-0.6%	8.3%
Constant 2020 prices
GDP	1,547	1,645	1,679	1,695	1,744
Business sector product	1,144	1,231	1,245	1,241	1,280
Current Prices
GDP	1,582	1,764	1,883	2,006	2,111
Business sector product	1,178	1,330	1,396	1,464	1,541
Permanent average population (thousands of people)	9,371	9,558	9,845	9,990	10,123

Source:   Central Bureau of Statistics.
Table No. 5
Resources and Use of Resources
(In Billions of NIS at Constant 2020 Prices)
	2021	2022	2023	2024	2025
Resources
GDP	1,547	1,645	1,679	1,695	1,744
Imports of goods and services	406	453	420	417	451
Total	1,952	2,098	2,099	2,112	2,195
Use of resources
Private consumption	762	817	812	844	866
Public consumption	348	349	378	422	429
Gross domestic capital formation	400	447	428	390	419
Exports of goods and services	442	484	479	456	481
Total	1,952	2,098	2,097	2,112	2,196

Source:   Central Bureau of Statistics.

Table No. 6
Gross Domestic Product
(Percentage Change by Industry)
	2021	2022	2023	2024	2025	Percent of Total Business Sector, 2025
Agriculture, forestry and fishing	8.4%	1.8%	4.6%	-16.9%	0.8%	1.9%
Manufacturing; mining and quarrying	8.7%	1.7%	1.3%	2.2%	9.1%	17.7%
Construction	10.0%	8.2%	-6.8%	-12.4%	8.9%	7.5%
Electricity and water	3.1%	-1.4%	3.2%	5.3%	3.8%	2.2%
Wholesale & retail trade & repair of motor vehicles; accommodation & food service activities	11.2%	10.0%	2.0%	3.9%	1.1%	15.6%
Transportation, storage, postal and courier activities	18.9%	15.4%	-4.6%	6.8%	1.3%	5%
Information and communications	12.6%	11.4%	4.1%	-8.0%	4.7%	17.1%

Financial & insurance; real estate; professional, scientific & technical; professional, scientific & technical; administrative & support service	11.5%	6.7%	4.0%	2.1%	0.7%	24.1%
Education; human health & social work activities; arts, entertainment & recreation; other services	12.3%	7.7%	0.0%	3.1%	3.1%	8.7%
Total Businesses sector	11.0%	7.4%	1.5%	-0.6%	3.8%	100%
Gross Domestic Product	9.3%	6.4%	2.1%	1.0%	2.9%

Source:   Central Bureau of Statistics.
Savings and Investments
Gross domestic capital formation, defined as the sum of fixed asset investments and changes in inventories, expanded by 7.4% in 2025, rebounding from a contraction of (8.9)% in 2024. This performance follows a previous decline of (4.2)% in 2023, and increases of 11.8% and 13.2% in 2022 and 2021, respectively.
Israel’s saving rate remains notably higher than the OECD average. According to the OECD methodology, “saving” is defined as the difference between disposable income (adjusted for changes in households’ net equity in pension funds) and final consumption expenditure; it reflects the residual income available to acquire financial and non-financial assets. Net saving is calculated as total saving less depreciation, with the overall “saving rate” measured as a percentage of GDP. In 2024, the saving rate in Israel stood at 10.9%, compared to 6.2% in the European Union and 5.5% in the Eurozone (as defined by the OECD.
Business Sector Product
In 2021 and 2022, the business sector product recovered significantly from a prior decline, expanding by 11.4% and 7.6%, respectively, and outpacing the growth rate of total GDP. Conversely, in 2023, the business sector product increased by just 1.1%, trailing the pace of overall GDP growth, before contracting by 0.4% in 2024, a year in which GDP managed a 1.0% expansion. In 2025, the business sector product rebounded, growing by 3.2% while total GDP rose by 2.9%. Taken together, these figures indicate that the business sector reacted more sharply to the disruptions of the recent significant shocks than the economy as a whole.
Trade and Services
The trade and services sector consists of wholesale and retail trade, professional services, banking, hospitality, and other services. In 2021 and 2022, the sector expanded by 11.5% and 7.9%, respectively, outpacing total GDP growth. The sector’s growth subsequently moderated to 2.6% in 2023 and 2.9% in 2024. In 2025, the trade and services sector grew by 1.2%, ultimately accounting for 48.6% of the total business sector product.
Table No. 7
Manufacturing Index by Category(1)
(Annual Real Percentage Change)
	2021	2022	2023	2024	2025
Mining	18.6%	25.0%	11.5%	3.2%	2.0%
Food, beverages and tobacco	3.8%	3.5%	-0.3%	-1.3%	3.3%
Textiles and clothing	8.4%	-0.4%	-6.5%	11.5%	-2.1%
Shoes, Leather and leather products	17.0%	16.7%	1.5%	-8.2%	-19.1%
Wood and wood products	8.9%	3.1%	-7.7%	4.7%	11.5%
Paper and paper products	4.4%	0.7%	-2.1%	0.1%	-1.3%
Printing and reproduction	7.6%	5.9%	-6.1%	-3.3%	2.6%
Chemical products and refined petroleum	-9.9%	11.8%	-5.1%	9.8%	-11.7%
Rubber and plastic products	1.7%	-0.4%	-4.0%	3.9%	-2.4%
Non-metallic mineral products	1.0%	12.3%	-7.9%	-6.4%	0.3%
Basic metal	-12.3%	4.0%	-2.0%	2.6%	4.2%
Metal products	7.2%	-2.1%	1.6%	3.7%	4.8%
Electronic equipment and components	7.8%	11.2%	-4.9%	-13.9%	6.7%
Communication equipment	0.2%	22.4%	37.6%	28.6%	52.7%
Electric motors	13.9%	0.5%	3.3%	0.8%	1.5%
Machinery and equipment	9.4%	7.9%	-6.2%	3.1%	-0.8%
Transport equipment	1.5%	7.5%	10.0%	1.9%	5.6%
Other	14.1%	6.4%	-1.7%	0.4%	-1.9%
Total (excluding diamonds)	5.9%	15.0%	1.3%	-0.6%	8.3%

(1)
The Manufacturing Index estimates the value added in the manufacturing branches based primarily on indicators of revenue at constant prices and production quantities.

Source:   Bank of Israel.
Table No. 8
Industrial Production Index(1)
(Base Year: 2023 = 100)
	2021	2022	2023	2024	2025
Index Level(2)	85.9	98.7	100.0	99.5	107.7
Annual Real Percentage Change	5.9%	14.9%	1.3%	-0.6%	8.3%

(1)
The Industrial Production Index measures inflation-adjusted changes in the physical output of the manufacturing, mining, and quarrying sectors.

(2)
Excludes diamonds.

Source:   Central Bureau of Statistics.

Transportation
Rapid demographic expansion and robust economic growth have led to increasing demand for public transport services in Israel. In response, the Government has designated the development of transportation infrastructure and systems as one of its top priorities. Israel’s transport network currently encompasses (i) over 20,000 kilometers of roads, including highways that link the major urban centers of Tel Aviv, Jerusalem, Haifa and Be’er Sheva, and (ii) 1,500 kilometers of railways, which connect Israel’s major metropolitan centers, including Nahariya and Karmiel in northern Israel to the central hubs of Tel Aviv and Jerusalem and onto Be’er Sheva and Dimona in the south of the country. In August 2023, the light rail transit line in the Tel Aviv metropolitan area, which connects Tel Aviv, Petah Tikva and Bat Yam, commenced commercial operations. Additional light rail lines are currently under construction in both Tel Aviv and Jerusalem.
As part of its strategic initiative to reinforce Israel’s core infrastructure framework, the Government doubled its annual capital allocation in transportation from NIS 20 billion in 2019 to NIS 40 billion in 2025. This increase in investment has contributed to the accelerated development of new roads, railways, light rail, metro rail, bicycle paths and other transportation infrastructure.
The Government plans to continue its strategic capital deployment in high-priority transit initiatives, including (i) the development of new light rail routes within the Jerusalem and Tel Aviv urban areas, (ii) the construction of light rail infrastructure connecting Nazareth and Haifa, (iii) the expansion of railway lines along the Israeli coastal plain and the eastern railway in central Israel, (iv) the deployment of dedicated public transport lanes and specialized arterial corridors, and (v) the development of a metro system spanning a total network length of 150 kilometers within the Tel Aviv metropolitan area. The aggregate public capital commitment for these projects is currently projected to exceed NIS 270 billion.
In 2023, a five-year strategic intercity highway master plan was launched at a total cost of approximately NIS 24.4 billion. The plan included unprecedented capital injection into dedicated public transportation routes, aiming to improve the infrastructure that enables fast, reliable and high-quality public transportation services. Moreover, the plan aimed to improve road safety and connectivity between peripheral regions and central metropolitan hubs.
Additionally, a comprehensive urban road infrastructure improvement program was implemented at a total cost of NIS 11.3 billion, which included the construction of urban public transportation routes, bicycle paths and provisions for bus parking.
The current investment of the Government in mass transit projects includes (i) NIS 150 billion allocated for the deployment of a metro system, supported by the Metro Act enacted in 2021, (ii) NIS 29 billion allocated for the construction of two lines of the Tel Aviv light rail (the green and purple lines), (iii) NIS 27.5 billion allocated for the construction of a light rail line in Jerusalem (J-Net line and the blue line), (iv) NIS 9.2 billion allocated for the inter-city Eastern Railway, (v) NIS 7.5 billion allocated for the Haifa — Nazareth light rail and (vi) NIS 2.6 billion allocated for the expansion of the public transit infrastructure in Haifa.
The Israel Railways 2040 strategic development plan is designed to catalyze the model shift toward public transport and, in particular, to increase passenger volumes utilizing mass transit systems along the primary corridors connecting Israel’s four major urban centers. The plan also aims to enhance operating speed, expand rolling stock capacity, and increase service frequencies, as well as improve railway accessibility by expanding track capacity within the critical Ayalon corridor and other congested bottleneck zones. The strategic plan has been translated into a multi-year development program with an investment of approximately NIS 46 billion and is expected to be completed by 2035.
Israel has three international airports. The Israel Airports Authority is mandated with the management, structural development, operational continuity, and security enforcement of these aviation hubs, under the directives of the Minister of Transport and Road Safety of Israel. Israel’s main airport is Ben Gurion Airport, located near Lod, which sits approximately 40 kilometers from Jerusalem and 20 kilometers from Tel Aviv. Ben Gurion Airport processed an aggregate passenger volume of approximately 21.9 million passengers in 2023, and approximately 20.0 million passengers in 2022, with flight connections servicing most major global cities. However, commercial flight movement and international carrier operations experienced a contraction following October 2023 due to the war in Gaza and related military conflicts, and as a result, passenger throughput in 2024 was approximately 13.8 million. Nevertheless, in 2025, the volumes recovered significantly, climbing to 18.4 million passengers.
In January 2019, the Ilan and Assaf Ramon Airport opened in Timna. This airport serves as the international gateway for southern Israel, replacing both Eilat Airport and the military-operated Ovda Airport, which was previously utilized for civilian flights. Israel’s third airport, Haifa Airport, recommenced international operations in 2024, offering international flights to nearby destinations. In January 2024, the Government announced plans for the development of two additional airports to increase capacity for international flights to and from Israel, which are planned as Ramat David Airport (in the northern region) and another airport in the southern region. The professional processes related to statutory and regulatory planning frameworks for these airports are expected to be completed by the end of 2027. Following this process, competitive public tenders are expected to be issued for the construction and operation of the international airports, utilizing a public-private partnership framework.
Communications
The telecommunications sector accounts for approximately 1.16% (NIS 23.47 billion in 2024) of Israel’s gross national income. The market is characterized by significant technological and regulatory shifts, substantial infrastructure investment, rapid development and high levels of competition. The mobile sector consists of five infrastructure-based domestic cellular operators (“MNOs”) that collectively maintain three physical networks via joint ventures2, with the most recent operator entering the market in 2018, and eight resale-based operators. Furthermore, the market includes eight international telephone service providers and ten domestic communications operators (fixed broadband and/or telephone), two of which have universal service obligations over the copper networks. The telecommunications market is fully privatized and the State does not hold any ownership interest in communications operators.
Israel’s five cellular network operators provide advanced digital services across 3G, 4G and 5G technologies. These services are delivered via three consolidated physical networks in accordance with the Ministry of Communications’ network-sharing policy. As of December 2025, there were approximately 17.8 million cellular subscriptions, representing a penetration rate of 1.74 cellular subscriptions per capita. Total revenues for the cellular market in 2024 were approximately NIS 9.49 billion. The mobile sector is characterized by highly intensified competition and competitive pricing structures, while consumption levels (including the number of minutes used and mobile broadband use) consistently exceed international benchmarks. High smartphone penetration continues to drive robust demand for mobile applications across the consumer and business sectors.
In August 2020, the Ministry of Communications’ tender committee concluded the spectrum auction for fifth-generation (5G) frequencies. These frequencies were distributed among five operators across three shared networks. Total state revenue from the auction amounted to NIS 266 million, of which NIS 200 million was allocated for incentive grants to encourage accelerated 5G infrastructure development. All participating operators successfully met the grants’ performance milestones. As of April 2026, the estimated total of active 5G base stations across Israel stood at 3,609.
Israel’s incumbent operator, Israel Telecommunications Corp. Ltd. (“Bezeq”), maintains a leading position in the fixed line sector. As of 2025, Bezeq controlled 50% of the fixed line infrastructure, while IBC — Israel Broadband Company (“IBC”) controlled 26% and other competitors (Partner Communications and Hot Telecommunication Systems Ltd. (“HOT”)) together accounted for the remaining 24%. Since 2019, Bezeq’s total internet connections have faced downward pressure, attributed to the expansion of competing fiber-optic deployments. Currently, four major and approximately ten smaller internet service providers serve roughly 2.97 million users, representing a penetration rate of over 87% across the residential and small office/home office sectors.
Fixed broadband infrastructure is accessible to 99% of Israeli households, with gigabit-per-second speeds widely available. In 2025, the average provisioned internet speed for residential subscribers on Bezeq’s infrastructure reached 721 Mbps, a 37% year-over-year increase, while subscribers on HOT’s infrastructure

PHI network is a JV of Partner Communications and Hot Mobile, CMG network is a JV of Cellcom and WeComm.

averaged 671 Mbps. Nearly 100% of residential users now utilize download speeds of at least 100 Mbps. Additionally, fiber networks operated by Partner Communications and IBC consistently provide access speeds of 300 Mbps and above, with the majority of connections exceeding 600 Mbps. Consequently, Israel continues to demonstrate leading levels of high speed broadband adoption and strong infrastructure performance relative to other developed markets.
Fiber-optic coverage in Israel expanded significantly from 9% at the end of 2018 to over 90% by the end of 2025, with a subscription “take-up” rate exceeding 65% of households with fiber-based network access. Israel’s coverage significantly exceeds the EU393 average of 79.3% (as of September 2025) and is projected to reach near universal coverage of 99% by 2027. This growth is primarily attributable to strategic regulatory reforms enacted by the Ministry of Communications, which reduced deployment barriers, and the commercial launch of Bezeq’s fiber network in March 2021 (as further described below). Furthermore, the establishment of a liberalized wholesale market based on EU frameworks has fostered intensified retail competition, resulting in lower consumer pricing and enhanced service quality. By the end of 2025, wholesale-based connections accounted for 37% of the total internet services provided over Bezeq’s infrastructure.
In 2019, Cellcom finalized a joint venture with the Israel Infrastructure Fund to acquire control of IBC, a fiber-optic network provider established by the Government in 2011. IBC holds the exclusive statutory right to deploy telecommunications infrastructure via the national electricity grid. In January 2021, HOT acquired a 23.3% stake in IBC. As a condition of the regulatory approval for this acquisition, IBC was mandated to deploy “fiber to the home” infrastructure to 1.7 million households, significantly accelerating Israel’s fiber deployment. In early 2023, the IBC board authorized a network expansion to include an additional 300,000 households, and by the end of 2024, IBC had completed its deployment to 2 million households. In October 2025, Cellcom, Israel Infrastructure Fund and HOT sold their stakes in IBC to Phoenix Group, Mor Investment House, Noy Fund, and private shareholders. By the end of 2025, IBC had completed deployment of fiber infrastructure to approximately 2.4 million households.
In November 2019, an inter-disciplinary governmental committee, comprising representatives from the Ministry of Communications, the MoF, and the Competition Authority, introduced a comprehensive national strategy for nationwide fiber-optic coverage. The strategy sought to incentivize Bezeq’s commercial entry into the fiber market while subsidizing infrastructure in economically less viable rural areas. In December 2020, legislation was amended to establish a dedicated fund to finance fiber deployment in regions that were not included in Bezeq’s commercial rollout plans. Following this amendment, Bezeq accelerated its network expansion and officially launched fiber-based services in March 2021.
By July 2021, Bezeq identified its designated fiber deployment areas, which the Ministry of Communications subsequently formalized into binding regulatory obligations covering approximately 85% of Israeli households. To address the remaining areas, the Government initiated a series of incentive tenders. The first tender, concluded in March 2022, awarded NIS 82 million in subsidies to ten providers to reach 287,000 households. A second tender in January 2023 awarded NIS 77 million to eight providers (some of which had already been selected in the first tender) for an additional 130,000 households. Consequently, statutory “fiber to the home” deployment obligations now encompass approximately 99.5% of households. A third tender targeting the remaining 18,500 households, primarily in Jerusalem and southern Bedouin settlements, was published on December 31, 2025. This tender process remains ongoing, with the selection of winning bidders pending final disclosure.
The fixed-line telephony market was liberalized in 2004, and since then, cable companies and alternative service providers have secured approximately 40% of the subscriber market share and over 50% of the Primary Rate Interface (“PRI”) market as of 2022. Market share in this sector is traditionally calculated based on imputed normative revenue. Traditional fixed-line usage continues to decline as internet-based and mobile services increase. Despite this trend, the two incumbent fixed telephone operators, Bezeq and HOT, maintain statutory universal service obligations requiring them to provide fixed-line telephony access nationwide.
The Israeli broadcasting market has transitioned toward a digital-first landscape, driven by the entry of local and international over-the-top (“OTT”) platforms. Over the last decade, the market has evolved from a

EU39 is comprised of 27 EU Member States, United Kingdom, 4 CIS countries, Iceland, Israel, North Macedonia, Norway, Serbia, Switzerland and Turkey.

legacy duopoly dominated by HOT and Yes into a multi-platform competitive environment. Current market participants include domestic OTT services such as Cellcom TV, Partner TV and Free TV, alongside global streaming providers including Netflix, Disney+ and Amazon Prime. As of the end of 2024, OTT users accounted for 74% of the total subscriber base for Israeli television platforms. These digital providers currently operate within a lighter regulatory framework compared to traditional broadcasters, creating a distinct regulatory disparity in the sector.
In 2017, the two former Channel 2 franchisees, Keshet and Reshet, commenced independent broadcasting on separate channels. Subsequently, in 2019 Reshet merged with Channel 10. Driven by the rapid migration toward OTT technology and the lack of regulation in this domain, new linear channels have emerged in the Israeli broadcasting market. The primary commercial broadcasters now include Keshet, Reshet, Channel 14 and i24, operating alongside the state-funded public broadcaster, KAN. In October 2025, the Minister of Communications, Shlomo Karhi, proposed legislation to reform the broadcasting market, aiming to reduce regulation, increase market competition, and restructure oversight bodies. The legislation passed its first reading and is now pending approval in the Knesset for its second and third readings.
Construction and Housing Prices
In 2025, the housing construction sector continued to recover from the post-Gaza war decline, though activity remained below pre-war levels. As the industry adapted to a significantly reduced availability of Palestinian workers, the ongoing recovery was sustained by the steady recruitment of foreign workers and increased participation of Israeli laborers in the sector.
Housing prices have increased consistently since 2019, including an additional 2.2% increase in 2025, following an increase of 4.3% in 2024 according to the housing price index of the Central Bureau of Statistics. This capstone year followed several years of fluctuating performance across the sector. Construction investments grew by 12.3% in 2021 and 15.0% in 2022, before declining by 4.3% in 2023 and declining by 13.6% in 2024. However, 2025 saw a strong rebound with an 11.6% increase in construction investments. Similarly, new dwelling construction grew by 14% in 2021 and 7.5% in 2022, declined by 6.1% in 2023 and 7.1% in 2024, and then surged by 14.6% in 2025 to reach 80,012 new units. In 2024, the volume of residential real estate transactions increased by 66.0%due to financing benefits offered by certain contractors. In 2025, the BoI restricted these financing benefits, which led to a decline in the purchase of new apartments, with residential real estate transactions dropping by 25.5%.
Agriculture
In 2025, the agriculture sector was characterized by diverging trends across Israeli agriculture. The crop sectors experienced a contracting fruit supply accompanied by rising prices, while vegetables maintained relative production stability alongside falling consumer prices. Agricultural exports demonstrated a partial recovery in vegetables and sustained growth in fruits, while the citrus sector continued to weaken. Concurrently, the livestock sectors remained at the forefront of public and regulatory debate. Ongoing efforts to implement structural reforms in the dairy, egg and aquaculture industries highlighted the persistent tension between market liberalization and the strategic objectives of preserving domestic agricultural production and national food security.
Crop Agriculture
The Israeli fruit and vegetable sectors remain central to supplying fresh produce to the domestic market and sustaining agricultural exports. However, the sectors exhibited diverging trends in 2025, reflecting contrasting performances across domestic supply channels and export markets.
Within the vegetable sector, domestic production grew moderately in 2025, while import volumes experienced a sharp decline. Consequently, the total supply of vegetables to the local market contracted slightly compared to previous years. Despite this reduction in overall availability, consumer prices fell considerably. Specifically, the Consumer Price Index (“CPI”) for fresh vegetables dropped by 7.8% relative to 2024, while retail and wholesale prices decreased by 11.9% and 13.0%, respectively. This unexpected trend may point to shifting consumer demand, or may suggest that actual domestic vegetable production volumes were higher than official data captured.

At the individual crop level, domestic production of tomatoes, cucumbers and onions expanded, while corresponding import volumes fell. For several of these products, the total market supply remained stable or contracted, yet consumer prices decreased nonetheless. Meanwhile, the potato sector experienced declines in both domestic production and imports, leading to a reduced overall supply in the local market.
Conversely, the fruit sector experienced a contraction in domestic production in 2025. While import volumes rose, they only partially offset the shortfall in local output, resulting in a net decrease in total fruit supply to the domestic market. Simultaneously, prices continued their upward trajectory. The CPI for fresh fruits increased by 5.6% compared to 2024, while retail prices and wholesale prices increased by 1.6% and 4.6%, respectively. These market dynamics highlight a correlation between the tightening of domestic supply and rising consumer costs.
Among specific fruit crops, apples and pears recorded particularly significant declines in domestic production. Notably, imports accounted for more than half of the total domestic apple supply in 2025. By contrast, domestic production of other fruits continued to expand, most notably avocados and kiwifruit, which benefited from increased domestic production and higher supply volumes. Grapes also demonstrated robust growth across both domestic production and imports, resulting in expanded market supply and lower consumer prices.
Alongside developments in the domestic market, total maritime exports of fruits, vegetables and citrus expanded by approximately 6.6% in 2025 compared to 2024. This growth was driven primarily by a 14.6% increase in vegetable exports and a 2.5% increase in fruit exports, which outweighed a 2.7% decline in citrus exports. However, despite the partial recovery observed in 2025, vegetable exports remain approximately 50.0% below the levels recorded a decade ago.
Potatoes, carrots and peppers remain Israel’s principal vegetable export products. In 2025, potatoes alone accounted for approximately 72% of all fresh vegetable exports. The overall growth in vegetable exports was driven primarily by a 21% surge in potato exports, fueled in part by expanded trade with Russia and other former Soviet Union countries. Meanwhile, the European Union maintained its position as the primary destination for the majority of Israeli vegetable exports.
The fruit export sector has maintained a sustained, long-term growth trajectory. Since 2021, fruit export volumes have risen consistently, reaching approximately 200,000 tons in 2025. Avocados and dates constitute the backbone of Israel’s fruit exports, accounting for approximately 63% and 26% of fresh fruit exports, respectively. Over the past decade, avocado exports have more than doubled and date exports have nearly tripled, driven by expanded cultivation areas and growing demand in international markets. This upward trend continued in 2025, with date exports increasing by approximately 14% and avocado exports rising by approximately 12% compared to 2024.
The citrus sector continues to experience a prolonged decline in export volumes. In 2025, citrus exports amounted to approximately 96,000 tons, down significantly from approximately 194,000 tons in 2017. According to the Ministry of Agriculture and Food Security of Israel, geopolitical disruptions to maritime trade routes and the subsequent impact on Red Sea shipping corridors significantly extended transit times to key markets, reducing the competitiveness of Israeli citrus exports. Although the European Union remains the primary destination for Israeli citrus products, export volumes to this market have yet to recover from the sharp decline recorded in 2024.
Livestock Agriculture
Several significant regulatory developments impacted Israel’s livestock sectors during 2025-2026. As part of the 2026 State Budget proposal, the Government advanced a comprehensive structural reform of the dairy sector. This proposed initiative seeks to gradually dismantle the centrally planned production system that has governed the sector for decades. The reform outlines the elimination of all dairy import tariffs to open the sector to greater competition, alongside a strategic transition from indirect support mechanisms to direct producer support.
Under the proposed reform, direct support was intended to be delivered through an income safety-net mechanism designed to ensure revenue stability for dairy farmers during and after the transition period. The reform also outlined substantial Government investments in both dairy farms and processing facilities, which are aimed at improving productivity and enhancing overall competitiveness. However, the proposal faced strong opposition from industry stakeholders and ultimately did not advance to the final stages of the legislative process.
Concurrently, legislation approved in 2025 postponed the planned abolition of the egg production planning regime until 2045. This decision was adopted despite the principles of the existing sectoral agreement between the Government and egg industry representatives, which had established a gradual pathway toward reducing and ultimately eliminating production planning mechanisms. Consequently, production quotas and other regulatory planning arrangements are now expected to remain in place for at least two additional decades.
In addition, the Government signed a new sectoral agreement in 2025 with Israel’s aquaculture and fish farming industry. Under this agreement, the remaining tariffs on frozen fish imports were eliminated, effectively completing the market-opening process in the sector. In parallel, direct payments to fish farmers were expanded and significant additional funding was allocated for capital investment programs. These measures are intended to encourage the adoption of advanced production technologies, improve operational productivity and expand domestic fish production capacity.
Water
The scarcity of natural fresh water resources is a critical challenge across the Middle East, further intensified by climate change projections that estimate a 16% to 24% decrease in natural groundwater recharge by 2050. In response, the Government has significantly increased investments in the water sector since 2000. Under existing treaties with Jordan and the Palestinian Authority, Israel strictly adheres to its agreed-upon water supply allocations. While the nation’s primary natural fresh water sources comprise the Sea of Galilee, the Eastern Mountain region aquifer (partially situated in the West Bank) and the Coastal Aquifer, Israel has diversified and expanded its fresh water supply by developing large-scale seawater desalination plants along the Mediterranean coast. This desalinated water is integrated into the national water grid, through which reliable fresh water is distributed across the country, including to arid areas in the south.
Approximately 80% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a government-owned company (see “— Role of the State in the Economy,” below), while the remaining 20% is primarily produced and supplied by private water associations established by agricultural users and municipal entities, which are regulated by the Government Water and Sewage Authority. The Israeli water sector operates as a largely closed financial system based on the principle of full cost recovery. Consequently, the primary funding source for infrastructure development comes from consumer water and sewage tariffs, minimizing direct reliance on the State budget. To support this framework, Mekorot has allocated between NIS 1.5 billion and NIS 2.2 billion annually in recent years for capital investments in water distribution.
Based on 2024 data, the agricultural sector accounted for approximately 52% of Israel’s total water consumption. Because the majority of its existing natural fresh water resources are already utilized, Israel continually invests in developing alternative water sources, primarily through treated wastewater, desalinated brackish water and seawater. Desalination facilities have been developed (and continue to be built) by both domestic and international private sector companies through build-operate-transfer projects. At the end of 2025, operational desalination facilities provided approximately 760 million cubic meters of desalinated seawater annually. By statutory mandate, the costs associated with purchasing desalinated seawater are entirely recovered through consumer water tariffs. To secure long-term water independence, the Water Authority Council has established strategic targets to expand total desalination capacity to 2 billion cubic meters per year by 2050, and to 3.2 billion cubic meters per year by 2075.
Further agricultural development relies on intensifying yields from irrigated land and expanding the reuse of treated wastewater. Israel is a global leader in the circular water economy, maintaining a world-leading water-recycling rate of nearly 90%. Approximately 740 million cubic meters of wastewater are generated annually, of which roughly 700 million cubic meters undergo facility treatment, with 570 million cubic meters being reclaimed specifically for agricultural use.
To combat water scarcity, Israeli companies have engineered sophisticated irrigation technologies, such as micro-drip systems, that maximize irrigation efficiency. Israel has also increased capital allocation toward the purification and remediation of contaminated groundwater. At a structural level, the Government promotes the establishment of municipal water and sewage corporations to streamline the management of local systems and ensure revenues are directly reinvested into infrastructure. As of the end of 2025, 59 of these regional corporations were operational, servicing over 8.0 million residents. Furthermore, extensive capital investments of approximately NIS 12 billion are projected for regional wastewater treatment plants through 2040. These upgrades are prioritized not only for environmental protection but as critical infrastructure enablers designed to eliminate bottlenecks for new housing developments and support ongoing urban expansion nationwide.
Electricity
The Government’s goal is to establish a competitive market in the generation and supply segments of the electricity sector. The Israeli Electricity Authority (the “IEA”) regulates tariffs and supervises utility providers in the electricity sector.
Under the Electricity Sector Law, licensed independent system operators, transmission operators and distributors of electricity are required to purchase electricity from private generators and to enable other licensed generators to use the same transmission and distribution lines to supply electricity to their customers.
After the Electricity Sector Law was enacted in 1996, the Government passed several resolutions aimed at strengthening independent power production by enabling entrepreneurs in the free market to invest in the construction and operation of generation units. This framework allows independent private producers of electricity to compete directly in the free market, utilizing the existing infrastructure of the Israel Electricity Corporation (the “IEC”) to sell electricity to end-users.
In 2018, the Government passed Decision No. 3859 regarding the reform of the electricity market. Under this reform, the IEC was required to sell five major units: the Alon Tavor, Ramat Hovav, Hagit East and Eshkol sites, which have since been sold to independent private power producers, and the Reading site, which remains to be sold. The IEC, a State-owned company, remains the nation’s primary electric power producer, though its market share has shifted significantly, and it now generates approximately 39% of Israel’s electricity, (see “— Role of the State in the Economy — Israel Electric Corporation Ltd.,” below), with the remaining 61% generated by private producers.
The year 2021 was a turning point in the implementation of the reform of the electricity sector, with the establishment of an Independent System Operator company (the “ISO”), which is in charge of system planning, trading and management. The establishment of the ISO was a crucial step for preventing conflicts of interest between system operation, planning and the private market. Removing system management from the IEC helped facilitate the development of the private market.
In recent years, the Government has expanded its policy of encouraging competition through independent private producers. In 2021, the IEA opened the supply segment for competition and in September 2022, it published a regulation intended to enable bilateral trade in electricity. The bilateral market was launched in January 2024 and expanded in May 2025, with an auction of 500 MW of “capacity credits” to the supply market. This is a further step towards liberalizing the electricity market.
In 2024, the Government issued Decision No. 2282, stating that in order to meet market demand by 2040, it will authorize private sector developers to plan at least 19 new power plants. As of late 2024, Israel’s power grid had an installed capacity of approximately 24.6 GW. Natural gas accounts for 11.5 GW, renewables account for 6.9 GW, and coal accounts for 4.9 GW. As of late 2025, Israel’s power grid had an installed capacity of approximately 27.2 GW. Natural gas accounts for 13.2 GW, renewables account for 8.2 GW, and coal accounts for 3.6 GW.
Renewable Energy
In October 2020, the Government set new targets for renewable energy sources of 20% by 2025 and 30% by 2030. To reach this goal, several measures have been taken: tenders for the construction of photovoltaic facilities by the Accountant General (amounting to 365 MW, expected to be operational in 2027); Israel Land Authority tenders for thousands of dunams designated for photovoltaic installations; Electricity Authority tenders for storage facilities; incentives for the development of dual-use solar systems; and the approval of the agro-voltaic national outline plan to promote solar energy alongside preserving agricultural land.
In a significant regulatory shift, Israel now mandates photovoltaic installations on new non-residential buildings and detached private homes that exceed specified size thresholds. Effective December 2025, this policy aims to accelerate the country’s transition to renewable energy, reduce carbon emissions, and optimize the use of urban spaces for decentralized power generation.
Energy
Demand for energy in Israel is growing significantly as a result of Israel’s high population growth, increasing GDP and high standards of living. In addition, Israel is a small country with significant land scarcity, and its production of renewable energy is limited and based almost entirely on solar energy. Israel’s energy objectives are, by 2050, to ensure reliable and clean energy supply and to address Israel’s structural constraints, including the lack of space, the limited connection to regional transmission, and the significant reliance on solar energy as the main renewable energy source among currently available technologies.
Since 2018, Israel has been advancing a comprehensive structural reform in its electricity sector, aimed at enhancing competition, efficiency, and system resilience. The reform transformed the market from a vertically integrated structure led by the IEC into a more competitive and diversified electricity market. The reform mandated that the IEC sell a significant portion of its generation assets to independent private producers (“IPPs”) and to separate the grid management to an independent system operator (“ISO”). Today, the ISO is operational; 61% of the electricity generated in 2025 was generated by IPPs and the process of selling IEC power plants has been completed (except for the Reading Power Plant, due to statutory considerations).
Despite its constraints, Israel achieved its initial greenhouse gas (“GHG”) emissions reduction targets set out in the Paris Agreement that was ratified by Israel in November 2016 and revised its targets before the 2021 UN Climate Change Conference in Glasgow. Israel’s updated commitments include reducing its GHG emissions by 27% by 2030, and by 85% by 2050 (both benchmarked against 2015 emission figures). Israel announced its intention to achieve net-zero emissions ahead of the 2021 United Nations Climate Change Conference, and as a result, the Ministry of Energy published a Net-Zero Emissions Roadmap in July 2023. To significantly reduce GHG emissions, Israel has substantially increased the share of renewable energy in its energy mix and adopted a flexible and technology-oriented approach that enables the integration of advanced and innovative clean-energy solutions. Additionally, Israel is encouraging the energy sector to shift to electrification and the use of natural gas, and the transportation sector to shift to electric vehicles and cleaner fuels. Israel expects that these steps will lead to the reduction of GHG emissions. Moreover, to support these goals, starting in 2025, an increasing carbon tax trajectory was implemented in Israel through the fuel excise tax mechanism. This taxation will rise gradually each year until 2030, at which point it will reflect 100% of the external costs of carbon emissions from fuel usage, with the exception of natural gas, for which it will reflect 31% of the external cost. Alongside the carbon tax, to facilitate the industrial sector’s adaptation of renewable energy use, the Government has implemented substantial grants. Israel has been actively phasing out the use of coal. In 2025, Israel produced less than 10% of its electricity from coal, compared to 61% in 2012, and is planning to phase out coal completely within the next several years. Israel has increased its renewable energy use from 2% at the end of 2015 to above 16.7% at the end of 2025, and intends to meet the goal of 30% renewable energy by 2030. In an effort to increase its renewable energy production, Israel is seeking to promote projects for dual use of land with photovoltaic (“PV”) renewable energy using solar panels, including pilot projects of PV above agricultural fields (agro-voltaic).
In addition, the Government is working to enable large-scale establishment of commercial dual-use PV plants and electrical storage systems, and the implementation of new technologies by enhancing regulation for planning, land management and electrical authority. The Government has adopted some regulations for PV plants, including exemption from licensing and different fees for small PV systems with integrated storage.
Israel is actively advancing renewable energy and strengthening its energy security through innovative regulatory and infrastructure initiatives. The Ministry of Energy is promoting agro-voltaic technologies through National Outline Plan 1/24, a pioneering framework designed to integrate solar generation with agricultural activity while optimizing land use and supporting clean energy targets. In parallel, the Government is enabling the large-scale deployment of dual-use PV and energy storage facilities through regulatory reforms and dedicated arrangements for integrated solar-storage systems. In addition, Israel has introduced pioneering regulations mandating the integration of PV systems in certain new buildings, alongside substantial investments in renewable energy and electricity infrastructure. In 2023, development plans for the electricity transmission and distribution networks totaling approximately USD 15 billion (equivalent to NIS 42 billion) were approved, supporting the expansion of renewable energy generation and the modernization of the electricity grid.
Israel is investing in advanced energy technologies, and Israeli research centers, universities and startup companies are developing new and innovative technologies to contribute to the global efforts of climate change mitigation. In this context, Israel operates an investment plan to integrate hydrogen in the Israeli energy market and enable energy companies to implement hydrogen-based technology.
Israel also continues to develop its natural gas resources to facilitate the transition from coal and oil to cleaner energy. Israel’s off-shore natural gas fields provide more than 70% of Israel’s electricity as of 2025, at low and stable prices. In 2017, Israel began to export natural gas to Jordan and, in 2020, it expanded its export of natural gas to Egypt. Israel has three active reservoirs: Tamar, Leviathan and Karish, which have been producing gas since 2013, 2019 and 2022, respectively. In 2025, the Leviathan natural gas reservoir partners committed to continue offering stable-price agreements for the next 15 years, so costs for electricity generation in Israel are expected to remain relatively low compared to the OECD average. Israel has already launched four successful tender rounds inviting the submission of bids for offshore natural gas exploration in Israeli waters and granted exploration licenses to a number of companies, with first discoveries made in 2022. In late 2023, the Ministry of Energy announced partial results of the fourth offshore bid round. The first six licenses for this bid round were awarded in March 2025 to a consortium including SOCAR and BP, two major international oil and gas companies, together with NewMed Energy, an Israeli company, with preparations being made to grant more licenses. In addition, the Ministry of Energy is preparing to launch the fifth offshore bid round later in 2026.
Israel strengthened its position as a key regional natural gas exporter with the approval of a long-term natural gas export agreement in December 2025, with an estimated value of approximately USD 35 billion (around NIS 112 billion) over a period of approximately 15 years. Under the agreement, natural gas will be supplied from an offshore reservoir to a regional market, which is expected to significantly affect production and export volumes in the coming years. This agreement is also expected to increase the State’s revenues from royalties and taxes, subject to actual supply volumes and gas prices. In parallel, an additional offshore licensing round for natural gas exploration is expected to be launched in the near future, with the aim of attracting multinational energy companies to invest in Israel’s natural gas sector.
In the transportation sector, Israel is taking a number of steps to drastically reduce dependence on pollutant fuels and encourage the transition to zero emission vehicles, including electric and hydrogen-powered vehicles. Israel is establishing a nationwide network of electric charging points and has already installed more than 5,800 new charging points. Furthermore, Israel is advancing regulations to facilitate installation of charging points in residential and public buildings, to promote the use of electric, CNG or hydrogen-powered buses, and to reduce taxes on imported zero emission vehicles.
Despite the significant challenges facing the Israeli economy, including growing demand for energy in general and electricity in particular, as well as considerable security-related challenges in recent years, Israel’s energy sector continues to demonstrate resilience, reliability, and stability. The sector continues to serve as a strong foundation for economic growth and continues to evolve and adapt in response to future challenges and emerging opportunities.
Tourism
Tourism plays a vital role in the Israeli economy, centered around major hubs including Jerusalem, Tel Aviv, Eilat, the Dead Sea, the Mediterranean coast and various religious sites throughout the country. Income from foreign tourism, excluding expenditures of foreign workers in Israel, has risen steadily in recent years, with the exception of periods when tourism was negatively impacted by COVID-19 or the recent military conflicts related to the Israel-Gaza war.
Foreign tourism revenues fluctuated significantly in recent years, reaching $3.1 billion (0.52% of GDP) in 2025, $2.2 billion (0.41% of GDP) in 2024, $5.0 billion (0.97% of GDP) in 2023, $4.4 billion (0.83% of GDP)

in 2022 and $1.1 billion (0.22% of GDP) in 2021. The sharp revenue decline in 2021 was primarily driven by the COVID-19 pandemic and subsequent border closures to non-nationals or non-residents. While the sector rebounded, tourism plummeted back to pandemic-era levels in the final quarter of 2023 following the outbreak of the Israel-Gaza war. This decline deepened in 2024 as the ongoing conflict and widespread flight cancellations stifled activity. By 2025, the tourism sector began showing signs of recovery despite tensions with Iran, though revenues have yet to return to the post-pandemic, pre-war peaks seen in early 2023.
Prior to the disruptions caused by the COVID-19 pandemic and recent security concerns starting in October 2023, tourist arrivals had maintained a steady upward trend.
In 2021, the number of tourists fell sharply by 52.3% compared to the previous year due to travel restrictions imposed to curb the spread of COVID-19 in Israel, resulting in only 0.4 million visitors. In 2022, as COVID-19 restrictions were lifted, the number of tourists increased by 575% year-over-year, for a total of 2.7 million tourists. In 2023, tourist arrivals grew by 12.5% to 3.0 million, despite the impact of the war in Gaza in the final quarter of 2023. However, in 2024, the number of tourists decreased by 68.1% to approximately 1.0 million, largely due to the ongoing war and its effect on travel to Israel. In 2025, despite the conflict with Iran at the end of the second quarter, the number of tourists recovered by 37.1%, reaching approximately 1.32 million visitors and approaching the five-year average.5
Total revenue generated by domestic hotels from foreign visitors amounted to $0.14 billion in 2021, $1.16 billion in 2022, $1.21 billion in 2023, $0.36 billion in 2024 and $0.66 billion in 2025. Driven downward by the COVID-19 pandemic, hotel revenue in 2021 fell by 45.4% compared to the previous year. The sector sharply rebounded in 2022, showing a 727.3% surge as pandemic restrictions were lifted, followed by a 4.4% increase in 2023. However, the outbreak of the war in Gaza caused hotel revenues in 2024 to contract by 70.6% compared to the previous year. In 2025, the tourism sector experienced a partial recovery, with revenue rising by 86.1%.
Table No. 9
Arrivals of Tourists by Country of Citizenship and Exports of Tourism Services(1)
(Arrivals in Thousands)
	2021	2022	2023	2024	2025
Asia	24.8	187.9	279.9	70.6	93.2
Africa	6.7	53.3	63.9	22.4	33.9
Europe	187.3	1,452.9	1,641.9	470.9	648.3
America
United States	150.6	858.5	920.1	330.5	449.9
Other	22.1	258.1	278.6	60.7	94.9
Oceania	2.0	33.1	46.4	10.6	15.8
Unclassified countries	8.9	7.6	8.3	8.7	7.0
Total Arrivals	402.3	2,851.3	3,239.1	974.4	1,343.0
Total Exports of Tourism Services (in USD Millions)	1,099.0	4,377.0	4,976.0	2,223.0	3,148.0

(1)
Tourists and day visitors, excluding cruise passengers.

Source:   Central Bureau of Statistics.
Research and Development
The Government encourages industrial R&D through support and incentive frameworks established by the Law for the Encouragement of Industrial Research, Development and Innovation and administered by

The tourist arrival figures in this paragraph exclude day visitors.

the Israel Innovation Authority. The Government’s primary objectives in this regard are to foster technology-driven industries, expand professional opportunities for Israel’s scientific and technological human capital, and optimize the balance of payments through the expansion of high-tech exports. To achieve these goals, Israel’s Innovation Authority invested approximately NIS 2.15 billion in R&D incentive programs in 2025. These investments were primarily directed toward the advancement of frontier technologies across a diverse range of entities, including scale-ups and early-stage startups, and the development of R&D infrastructure in fields such as quantum mechanics, AI and Bio Convergence. The Israel Innovation Authority plans to invest approximately NIS 2.15 billion in 2026. In 2024 (the most recent year for which civilian R&D data is currently available), the national expenditure on civilian R&D reached approximately 6.76% of GDP, representing the highest ratio of R&D expenditure as a percentage of GDP among OECD member nations.
To enhance Israel’s innovation ecosystem and cement its status as a leading global hub for advanced technologies, the Government established the National Artificial Intelligence R&D Infrastructure Program in 2021. This initiative is designed to ensure long-term technological leadership by accelerating the responsible development and adoption of AI across the national economy. Since its inception, the program has received total budget appropriations of approximately NIS 1 billion, directed toward building critical national AI capabilities. Key focus areas include the deployment of high-performance computing infrastructure, the development of specialized human capital, and the advancement of localized natural language processing capabilities for Hebrew and Arabic. Furthermore, the program fosters a coordinated, cross-government effort, integrating the Israel Innovation Authority, the Ministry of Innovation, Science and Technology, the National Digital Agency and various security-related bodies, to support both AI research and the practical deployment of AI technologies through regulatory sandboxing and targeted adoption initiatives.
In addition, as part of its long term economic policy, in April 2026 Israel passed the Law for the Encouragement and Incentivization of Research and Development. This law serves as a central governmental instrument for strengthening the high tech sector and retaining advanced technological development domestically. For the first time, Israel introduced direct tax credits to incentivize R&D activity in Israel.
Israel also participates in more than 50 international and bi-national industrial R&D frameworks. These include strategic partnerships with U.S. federal and state entities (e.g., BIRD, BARD, USITC, Space Florida, New York and California), the EU Framework Program — Horizon Europe; EUREKA; bi-national foundations with India, Korea and Singapore; and bi-national agreements with the following countries: Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina, Japan, Lithuania, Austria and Uruguay.
Prices
Between 2014 and 2024, the average annual rate of inflation was 1.3%, within the BoI’s target range of 1% to 3%. In 2022, the annual inflation rate increased to 4.4%, which was lower than the OECD average for that year. In 2023, the average annual rate of inflation decreased to 4.2%, largely attributed to the proactive measures implemented by the BoI. In 2024, the average annual rate of inflation decreased to 3.1%, which was still higher than the BoI’s target range. In 2025, the average annual rate of inflation decreased to 3.0%, returning to within the target range.
Since 1993, the BoI has adjusted its key interest rate on a monthly basis. Since late 2011, due to subsiding inflationary and appreciation pressures on the NIS, coupled with a slowdown in the global economy and moderate growth in the Israeli economy, the BoI gradually lowered the nominal interest rate, which dipped to 0.1% in March 2015. The rate remained the same until December 2018, when the BoI increased it to 0.25%. In April 2020, due to COVID-19, the BoI lowered the rate to 0.1%. This rate was maintained until April 2022, when the BoI started raising the interest rate due to global inflationary pressures. By the end of 2022, the nominal interest rate of the BoI was 3.25%. The BoI continued raising the interest rate in 2023, with the rate reaching 4.75% in May 2023. In January 2024, the BoI decreased the interest rate to 4.5% in response to the decline in the inflation rate. The interest rate remained at 4.5% throughout 2024 due to persistent inflation. In December 2025, the interest rate was lowered to 4.25%.
The real interest rate, derived from the BoI’s key interest rate and inflation expectations (measured as the difference between the yields of indexed and non-indexed government bonds), was negative in 2019, averaging

(0.8)%, mainly as a result of the BoI’s low interest rates. Although the BoI lowered the key interest rate in April 2020, the decrease in inflation resulted in a positive real interest rate of 0.1% in 2020, breaking the five preceding years’ trend of negative real interest rates. In 2021, the interest rate of the BoI remained unchanged while inflation increased, resulting in a negative real interest rate of (1.8)%. In 2022, although the BoI started to gradually raise nominal interest rates, the average real interest rate remained negative at (1.7)% due to rising inflation. In 2023, for the first time since 2008, the average real interest rate became positive, reaching 1.8%. In 2024, the average real interest rate decreased to 1.7%. In 2025, the average real interest rate increased to 2.8% due to a decrease in inflation expectations.
Table No. 10
Selected Price Indices
(Percentage Change, Annual Average)
Period	CPI	CPI excluding Housing, Fruits and Vegetables	Wholesale Price of Manufacturing Output
2021	1.5%	1.6%	6.8%
2022	4.4%	4.4%	13.1%
2023	4.2%	3.5%	0.9%
2024	3.1%	2.7%	0.0%
2025	3.0%	2.8%	-1.1%

Source:   Central Bureau of Statistics.
Employment, Labor and Wages
Israel has a high employment rate and strong demand for workers. Wages have therefore increased significantly over the past decade. The increase in real wages combined with high labor participation rates (which is the labor force as a percentage of the population over the age of 15) have led to an increase in average household income. The increase in real wages reflects both the rise in nominal wages and the low inflation rates, while the increase in participation rate is attributable to overall economic growth and the successful implementation of the Government’s policies to cut transfer payments and lower income tax.
Since 2015, real wages grew by approximately 2.4% per year. This increase is primarily attributable to the general high demand for workers and, in particular, the demand for high-skilled workers in the technology sector. This demand is driven by strong GDP growth, technological improvements and strong macroeconomic and fiscal conditions. Real wages stagnated at 0.0% in 2025, with a 0.5% increase in the private sector and a (1.2)% decrease in the public sector, following agreements to freeze salaries in light of the war. In 2025, the labor force participation rate stood at 62.5%, marginally lower compared to pre-pandemic levels, while the official unemployment rate remained unchanged at 3.0%. However, the official unemployment rate does not include those absent from work for reasons related to the war in Gaza. The inclusion of individuals missing work due to military service would increase the yearly unemployment rate by 0.6% for a total of 3.6%. Furthermore, the inclusion of individuals missing work due to economic reasons resulting from the effects of the war would increase the yearly unemployment rate by an additional 0.9%, for a total of 4.5% (with the inclusion of individuals missing work due to military service).

Table No. 11
Principal Labor Force Indicators(1)
(Annual Average — Figures In Thousands Unless Noted Otherwise)
	2021	2022	2023	2024	2025
Permanent average population	9,371.4	9,557.5	9,845.2	9,987.9	10,123.1
Population aged 15+	6,738.1	6,877.8	7,048.6	7,192.0	7,166.2
Civilian labor force(2)	4,163.3	4,350.4	4,477.3	4,508.9	4,475.7
Labor force participation rate(3)	61.8%	63.3%	63.5%	62.7%	62.5%
Unemployment rate	5.0%	3.8%	3.4%	3.0%	3.0%

(1)
Since January 2025, data have been calculated using the 2022 Census estimates and a revised survey population definition, which updates the classification of immigrants and includes foreigners.

(2)
The sum of the number of workers and the number of job seekers.

(3)
Civilian labor force as a percentage of the population over the age of 15.

Source:   Central Bureau of Statistics.
Table No. 12
Unemployment Data by Demographic Group(1)
	2021	2022	2023	2024	2025
Men	5.0%	3.9%	3.6%	3.1%	3.1%
Women	4.9%	3.6%	3.2%	2.8%	2.9%
Population aged 25 – 64	4.6%	3.3%	3.0%	2.8%	2.8%

(1)
All figures are comparable with the Central Bureau of Statistics’ new methodology for monthly labor force survey.

Source:   Central Bureau of Statistics.
Israel’s total population by the end of 2025 was approximately 10.1 million, an increase of 1.4% from 2024. The population has grown at a steady annual rate of approximately 1.9% in the years between 2010 and 2025. The civilian labor force contracted by (0.7)% in 2025.
One of Israel’s most important resources is its highly educated work force. Based on OECD reports, in 2024, 51% of adults between the ages of 25 and 64 had attained tertiary education, compared to the OECD average of 42%. Utilizing its highly-educated population, Israel has developed a technology-based and export-oriented economy. The employment qualifications of many recent immigrants have been well aligned with the high quality of the Israeli work force. This combination of a highly skilled resident workforce and a steady inflow of qualified immigrants has contributed to Israel’s long-term economic resilience and its capacity to sustain growth in high-value industries.

Table No. 13
Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)
	2021	2022	2023	2024	2025
Employment by Sector
Public Sector Employment	37.6%	36.7%	36.9%	37.8%	37.5%
Private Sector Employment	62.4%	63.3%	63.1%	62.2%	62.5%
Employment by Industry
Agriculture	0.8%	0.8%	0.8%	0.8%	0.8%
Manufacturing	10.0%	9.6%	9.4%	9.2%	9.3%
Water and electricity(1)	0.8%	0.8%	0.8%	0.8%	0.7%
Construction	4.9%	5.1%	5.1%	5.4%	5.9%
Trade	10.3%	10.2%	10.2%	10.1%	9.9%
Transport	3.9%	4.2%	4.5%	4.4%	4.2%
Catering	3.4%	4.0%	4.0%	3.7%	3.7%
Banking and financial services	3.3%	3.2%	3.2%	3.3%	3.2%
Business services(2)	18.8%	19.4%	19.2%	18.7%	18.4%
Public administration	10.7%	10.0%	9.8%	9.9%	10.2%
Education	12.6%	12.2%	12.6%	13.0%	13.4%
Health, welfare and social work	11.5%	11.6%	11.6%	12.0%	12.1%
Personal and other services(3)	4.4%	4.4%	4.5%	4.6%	4.9%
Services for households by domestic personnel	1.9%	1.7%	1.6%	1.4%	0.4%
Other	2.4%	2.6%	2.7%	2.6%	3.0%
Total Workers(4) (in Thousands)	3,957	4,187	4,324	4,374	4,342

(1)
“Water and electricity” includes “Electricity, gas, steam and air conditioning supply” and “Water supply; sewage, waste management and remediation activities.”

(2)
“Business services” includes “Information and communication,” “Real estate activities,” “Professional, scientific and technical activities” and “Administrative and support service activities.”

(3)
“Personal and other services” includes “Arts, entertainment and recreation” and “Other service activities.”

(4)
Israeli workers only.

Source:   Central Bureau of Statistics, Bank of Israel
Role of the State in the Economy
Historically, the Government has maintained a significant presence across nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Prior to the initiation of the privatization process in the 1980s, the Government and the General Federation of Labor (the “Histadrut”) held substantial stakes in several key industries. In recent decades, however, the Government has made considerable progress toward privatizing state-owned enterprises and introducing structural, competitive changes across various sectors of the economy. As part of this privatization initiative, reforms were implemented to enhance competition in previously government-dominated sectors, such as telecommunications, oil refineries and ports, and to introduce competitive frameworks into other critical industries, including the electricity sector and capital markets. For additional information on this privatization initiative, see “— Privatization”.
The Government Companies Authority (“GCA”), established under the Government Companies Law of 1975, is a professional unit of the Ministry of Regional Cooperation responsible for exercising the ownership function in State-owned enterprises, including overseeing privatizations and managing structural changes. As of December 2025, there were 116 State-owned enterprises, comprising business-oriented enterprises, investment vehicles and funds, academic and educational institutions, real estate companies and social service providers.
State-owned enterprises are legally classified into two primary categories: “Government-owned Companies” and “Mixed Companies.” In addition to these state-owned enterprises, the regulatory landscape includes statutory corporations, which are established pursuant to specific legislation that dictates their individual operations and governance structures.
Government-owned Companies are defined as entities in which the government holds more than 50% of the voting rights or maintains the right to appoint a majority of the board of directors. These companies are governed by the Israeli Government-owned Companies Law and its underlying regulations (collectively, the “GCL”). Government-owned companies play a vital role in the Israeli economy; based on preliminary data for 2025, they employed approximately 58,000 individuals (or 1.3% of the domestic workforce), generated NIS 27.4 billion in exports, and held assets totaling NIS 306.8 billion. This segment includes several major public utilities, monopolies and defense companies.
Mixed Companies are companies in which the Government holds 50% or less of the voting rights or maintains the right to appoint less than half of the board of directors. Under the GCL, while Mixed Companies are not subject to the same degree of regulation as Government-owned Companies, they remain bound by certain provisions of the law, including the specific qualifications and approvals required for government-appointed directors. Overall, Mixed Companies play a relatively minor role in the broader economy.
The Government has initiated a series of regulatory frameworks designed to foster competition across key sectors, primarily by introducing privately-owned competitors to challenge state-owned enterprises. The overall pace of privatization remains contingent upon further regulatory and structural reforms, as well as the formulation of comprehensive policies that will define the post-privatization operating environment. Consequently, the development and full implementation of these policy frameworks and reforms may require a significant amount of time.
Privatization. Privatization is a cornerstone of the broader market reforms initiated by the Government over the past several decades, aimed at fostering private sector growth, primarily by enhancing competition. These privatization efforts have encompassed the full or partial sale of state-owned enterprises and banks, as well as the transfer of activities previously managed by Government-owned Companies or statutory corporations to private entities.
In total, between 2005 and 2025, 100 Government-owned Companies were either converted into Mixed Companies or fully privatized, generating approximately $5.4 billion in cumulative privatization proceeds. The implementation of these reforms encompasses both the reduction of the State’s holdings in Government-owned Companies and the targeted creation of new ones through the consolidation and transformation of various government units and statutory authorities. Additionally, the Government has instituted structural updates to its external controls system to enforce high standards of accounting controls, optimize civil services, and foster competition within the infrastructure industry. For example, the Government enacted legislation modeled on the U.S. Sarbanes-Oxley Act of 2002 to enhance the accuracy, transparency and internal controls systems of Government-owned Companies. Under this framework (and similar to Section 404 of the Sarbanes-Oxley Act), Government-owned Companies holding or managing assets exceeding NIS 400 million are required to submit management assessments regarding the scope, adequacy and effectiveness of their internal control procedures over financial reporting, accompanied by an auditor’s attestation.

Table No. 14
Selected State-Owned Companies
(As of December 31, 2025)(1) (In Millions of Dollars, Except Percentages)
	Direct/Indirect
Company Name	Government Ownership	Total Assets	Long-Term Liabilities	Total Sales
Israel Electric Corp. Ltd.	99.85%	33,477	16,160	8,384
Israel Aerospace Industries Ltd.	100%	12,014	509	7,384
Rafael-Advanced Defense Systems Ltd.	100%	11,657	503	6,796
Israel Ports Development and Assets Company Ltd.(2)	100%	4,874	1,499	412
Ashdod Port Company Ltd.(2)	100%	1,179	287	386
Israel Railways Ltd.	100%	14,919	13,797	1,145
Mekorot Water Company Ltd.	99.99%	7,534	4,596	1,809
Israel Natural Gas Lines Company Ltd.	100%	2,582	1,563	41
Netivei Israel-National Transport Infrastructure Company Ltd.	100%	527	69	2,100
Petroleum & Energy Infrastructures Ltd.	100%	973	316	129

(1)
Based on consolidated NIS-denominated financial statements prepared in accordance with either (i) Israeli generally accepted accounting principles; or (ii) International Financial Reporting Standards. Balance sheets data were either reported in U.S. dollars directly, or translated into U.S. dollars using the exchange rate as of December 31, 2025, while income statement data were translated using the average exchange rate for the year 2025, set forth in Table No. 1.

(2)
Spun-off from the Ports Authority in 2004.

Source:   GCA.
Below are summary descriptions of some of the State-owned companies set forth in the above table, including the specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations.
Israel Electric Corporation Ltd.
The IEC generates, transmits, distributes and supplies the vast majority of electricity in Israel. Since 1996, the IEC has been regulated under the Electricity Sector Law and its underlying regulations. The Electricity Sector Law establishes frameworks for tariff supervision (including efficiency incentives), regulation of the IEC’s return on equity, consumer pricing controls, and licensing requirements. The IEC currently holds regulatory licenses to generate electricity at its 43 generation units.
Under the traditional framework of the Electricity Sector Law, transmission and distribution licensees were required in order to purchase electricity from alternative generators and grant other licensed producers access to their network to supply private customers. To modernize this framework, the Government passed a series of resolutions designed to strengthen independent electricity production, enabling free-market entrepreneurs to invest in the construction and operation of new generation units. Pursuant to these resolutions, independent private producers can now generate electricity and sell it directly to end-users using the IEC’s transmission and distribution infrastructure. In recent years, the Government has actively reaffirmed and expanded its policy of fostering competition by means of independent private producers, with the ultimate objective of establishing a fully competitive market within the generation segment of the electricity sector.
In May 2018, relevant government representatives and the IEC’s board of directors approved a comprehensive structural reform of the IEC, slated for implementation over an eight-year period, which was supported by an amendment to the Electricity Sector Law. Under this framework, the IEC will reduce its market share in the production and supply segments while retaining its position as a vital service provider in the transmission and distribution segments. Additionally, IEC is required to transfer its system management operations to a separate State-owned entity and execute a broader reorganization plan designed to improve its overall financial condition.
Defense Oriented Companies
In 2018, the GCA finalized the full privatization of Israel Military Industries Ltd. by establishing a new Government-owned Company to which the commercial operations of Israel Military Industries were transferred. The State subsequently divested its entire holding in Israel Military Industries through a private sale for NIS 1.8 billion. Under the structured terms of this privatization, the Government received NIS 1.4 billion at the closing of the transaction in 2018, followed by NIS 194.7 million in 2021, with the remaining balance successfully paid in 2022.
Currently, the State holds 100% of the equity in Israel Aerospace Industries Ltd. and Rafael-Advanced Defense Systems Ltd, both of which operate as defense-oriented Government-owned Companies. In November 2020, the Ministerial Privatization Committee approved a resolution to privatize up to 49% of the State’s holdings in Israel Aerospace Industries Ltd. through an initial public offering on the TASE, a process that the GCA continues to actively promote. Israel Aerospace Industries Ltd. owns or partially owns 29 subsidiaries6, and Rafael-Advanced Defense Systems Ltd. owns or partially owns 43 subsidiaries.
Ports Companies
The Ports Authority historically operated as one of Israel’s most prominent and powerful monopolies, maintaining exclusive ownership of all port property and assets while managing all vessel and cargo handling operations at the nation’s seaports. In 2004, the Knesset enacted legislation that dissolved the Ports Authority and decentralized its activities among three newly-formed Government-owned Companies, each tasked with operating a specific port in Haifa, Ashdod, or Eilat. A fourth Government-owned Company was established to retain and manage the structural assets of the ports, leasing them to the three operating entities and other maritime sector participants. Concurrently, the Administration of Shipping and Ports was created under the jurisdiction of the Ministry of Transport and Road Safety. Under this reform framework, the Government intended to divest portions of the three port operating companies to private investors. Subsequently, in 2007, Israel Shipyards Company received regulatory approval to provide seaport services, officially becoming Israel’s first private seaport operator.
Over the years, attempts to gradually privatize the ports companies by selling percentages of the State’s holdings did not succeed. In January 2020, the Ministerial Committee for Privatization decided to privatize 100% of the State’s equity in the Haifa Port Company. Throughout 2022, the GCA actively advanced this privatization process, executing an international roadshow campaign that generated 18 applications from domestic and global investors to participate in the tender process. The GCA successfully concluded the privatization of the port of Haifa in 2023, closing a private sale to the Adani-Gadot Group. Under the terms of the transaction, the Adani-Gadot Group submitted a winning bid of $1.1 billion; approximately $300 million of these proceeds were retained by the company to fund critical infrastructure upgrades, while the remaining balance of approximately $800 million was transferred directly to the State of Israel
Israel Postal Company Ltd.
The Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in 2006 to replace the Postal Authority. The formation of these Government-owned Companies was a central component of a comprehensive structural reform within the postal sector. This regulatory overhaul aimed to introduce market competition, implement a licensing framework for postal operators and establish a standardized fee for postal services.
In April 2022, following a decline in the company’s financial performance and extensive intra- governmental deliberations, the Ministerial Committee for Privatization resolved to fully privatize the Israel

This figure includes 19 subsidiaries owned directly by Israel Aerospace Industries Ltd. (IAI) and 10 owned by its ELTA Systems division. Because ELTA operates as an internal division and not a separate subsidiary, these numbers are aggregated to a total of 29.

Postal Company Ltd. To stabilize the company and prepare it for full privatization, the Government signed a comprehensive recovery agreement with the company in September 2022. Following the completion of these measures, the GCA launched the formal privatization process in July 2023, publishing the sale procedure for selling 100% of the company’s shares. Eleven prospective investors qualified to participate in the due diligence phase and the investor roadshow. The competitive tender concluded on May 19, 2024, yielding two final bids. The winning offer was approved for NIS 461 million (linked to CPI changes from the date of the tender until the closing of the transaction). In November 2024, the GCA finalized the transaction, successfully concluding the privatization process of the Israel Postal Company Ltd. The winning group included Milgam, Leiman Schlussel and Phoenix. The NIS 461 million purchase price for the sale was paid in its entirety to the State of Israel.
The Environment
Since the establishment of the Ministry of Environmental Protection (the “MoEP”) in 1989, Israel has enacted many laws and regulations to protect the environment. The MoEP serves as the national authority for designing and implementing integrated environmental policies. Operating across national, regional, and local levels, the MoEP currently prioritizes air pollution reduction, waste management, smart regulatory enforcement, and the development of long-term strategies for climate change and biodiversity.
The State’s environmental legal framework safeguards resources while mitigating environmental nuisances and hazardous pollutants. Key statutes such as the Planning and Building Law and the Licensing of Businesses Law provide a structure designed to promote sustainable development and regulate resource consumption.
A landmark environmental licensing law was approved in April 2024, advanced by the MoEP and the MoF. By consolidating three separate MoEP permits issuable by the MoEP — the Air Emission Permit, the Poison Permit for hazardous materials, and environmental conditions in Business Licenses — into a single integrated permit valid for seven to ten years, the reform reduces the bureaucratic requirements placed on businesses and increases alignment with European Union standards, which is expected to catalyze private investment in pollution reduction and carbon emissions.
Israel is a signatory to several major international environmental conventions, ensuring national legislation remains aligned with global standards. These commitments cover critical areas such as climate change, biodiversity, chemicals and hazardous waste management, ozone layer protection, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea.
Climate Change
Israel ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) in 2004 and ratified the Paris Agreement in November 2016. In alignment with the Paris Agreement, Israel submitted an updated Nationally Determined Contribution (“NDC”) to the Secretariat of the UNFCCC in July 2021. The State committed to an economy-wide unconditional target of reducing its greenhouse gas (“GHG”) emissions by 27% (relative to 2015 levels) by 2030 and by 85% by 2050. In late 2021, then-Prime Minister Naftali Bennett declared that Israel would become climate-neutral by 2050.
In 2016, the Government passed Decision 1403, which included a National Plan to Reduce GHG Emissions and Increase Energy Efficiency (the “2016 National Plan”). The 2016 National Plan included mitigation measures in key areas and set timetables for review and formulation of additional measures. To stimulate private investment, the 2016 National Plan allocated NIS 500 million of government guarantees for a ten-year period to leverage investment loans for energy efficiency projects and the reduction of GHG emissions. In addition, the Government implemented several additional successful financial incentive programs aimed at improving energy efficiency and reducing GHG emissions.
In 2022, the Government approved a new multi-year national plan to reduce air pollution and GHG emissions (the “March 2022 Plan”). The March 2022 Plan includes measures for expanding use of renewable energy, improving energy efficiency and promoting clean transportation. The total program budget for the March 2022 Plan is NIS 615 million. Total benefits derivable from the March 2022 Plan by 2030 are estimated to be (i) NIS 4.2 billion relating to anticipated reduction in local air pollutants, and (ii) NIS 12.8 billion relating to anticipated reduction in GHG emissions.

In January 2024, the Government adopted Resolution 1261 to tax carbon emissions, which was implemented in January 2025 following the Knesset’s approval. The carbon tax raises taxes on natural gas to NIS 33 per ton and on coal to NIS 147 per ton in 2025, with these taxes expected to reach NIS 149 per ton and NIS 415 per ton, respectively, by 2029.
In early 2025, Israel further modernized its environmental statutes by approving the Law Regulating the Practice of Refrigeration or Air Conditioning Systems. By permitting the use of low-impact refrigerant gases, Israel is fulfilling its obligations under the Kigali Amendment to the Montreal Protocol.
Furthermore, in April 2025, Israel submitted its first Biennial Transparency Report (BTR) to the UNFCCC. This report provides a comprehensive overview of Israel’s climate change actions and tracks progress towards its NDCs.
Climate Law
Israel’s revised climate bill passed its first reading in the Knesset in April 2024 and remains subject to additional readings. Passing a first reading indicates approval of the bill’s general principles, but the bill must still undergo detailed committee review and pass consecutive second and third votes in the full parliament before it officially becomes a binding law. The bill aims to increase certainty among public and private institutions on Israel’s climate goals, standards and requirements. The bill enshrines Israel’s 30% emissions reduction target (relative to 2015 levels) for 2030. The climate law also targets a zero-net-emissions economy by 2050, aligning Israel’s climate ambitions with those of other developed nations.
Additional key features of the climate law include:
1.
National GHG reduction plan: The climate law sets an obligation to prepare a multi-year national plan to reduce GHG emissions, which is to be updated at least once every five years. Additionally, a report on the plan’s implementation will be submitted to the Government once a year.

2.
Ensuring climate change preparedness: The climate law seeks to ensure that government ministries and other bodies have climate change preparedness strategies in place, develop corresponding capabilities and improve climate resilience. The law also imposes an annual reporting obligation on governmental bodies. Climate change strategic plans submitted by ministries and other bodies are set to be approved within two years and are required to be updated every five years.

3.
Establishment of an Advisory Committee on Climate Change, and an independent interdisciplinary committee of academic experts: The Advisory Committee on Climate Change will help foster a more profound understanding of the challenges that are particular to Israel in the implementation of climate change policies. The multidisciplinary committee of experts from various fields, including health, finance, energy, climate change and the environment, will aid in making scientific information on climate more accessible to policymakers.

4.
Mandatory climate risk assessment process: The law establishes an obligation for public authorities to carry out detailed climate risk assessments when submitting plans for governmental approval if such plans could have a material impact on GHG emissions or climate change.

Air Pollution Reduction
In February 2022, the Knesset Interior and Environmental Protection Committee approved the Clean Air Regulations (Air Quality Values) (Temporary Order) (Amendment), (No. 5772-2022), pursuant to Section 6(d) of the Clean Air Law (No. 5768-2008). These revisions align Israel’s target pollution amounts more closely with the current World Health Organization guidelines and international best practices.
Under the March 2022 Plan discussed above, air pollution reduction targets were determined based on emission predictions for 2030. The reduction targets are (i) a 48% reduction in sulfur dioxide, (ii) an 18% reduction in nitrogen oxides, (iii) a 12% reduction in fine respiratory particles (PM 2.5), (iv) a 9% reduction in respiratory particles (PM 10), (v) an 8% reduction in volatile organic compounds, and (vi) a 32% reduction in benzene.

In April 2024, the MoEP launched a local government initiative aimed at reducing urban air pollution and facilitating transition to clean transportation through decentralized environmental efforts. This program provides funding, including NIS 4 million allocated by the MoEP, to establish Low Emission Zones, transition to zero-emission municipal vehicles, and expand infrastructure for micro-mobility, such as cycling and walking.
During the United Nations Climate Change Conference in 2023, Israel joined the global Memorandum of Understanding on ZE-MHDV (zero-emission medium and heavy-duty vehicles). In line with the Government’s 2021 decision to promote clean and low-carbon transportation, the Government established a goal that all new buses purchased for municipal public transportation beginning in 2026 be zero-emission vehicles, and that 50% of new heavy-duty vehicles purchased starting from 2035 be zero-emission vehicles. In support of its goal for new municipal buses, the Government has budgeted NIS 6 billion for urban public transportation lanes and NIS 2.5 billion for additional bus services through 2026.
Electricity Sector
The introduction of natural gas (see “— Energy,” above) is expected to have major consequences on pollution abatement in the electricity sector. Israel has undergone a rapid transformation in its fuel mix over the last two decades. Coal-based generation, which accounted for 60% of the market in 2010, declined to approximately 17% by 2023. During the same period, natural gas emerged as the primary energy source, accounting for 71% of electricity generation in 2023, while 12% was from renewable energy. In 2024, the MoEP updated certain power stations’ emission permits to phase out coal-based production while supporting the transition to natural gas.
Market-based competitive tenders for renewable energy have also been introduced, which have resulted in significantly lower prices for renewable energy. The Ashalim Solar Power Station became operational in April 2019. In June 2020, the Ministry of Energy presented a plan to increase the proportion of power generated from renewable sources in Israel to 30% of the total power production by 2030, instead of the prior target of 17%.
By the end of 2026, Israel expects to cease all coal-fired electricity generation. Coal is then expected to be used as a reserve for emergency situations caused by a natural gas shortage but is otherwise expected to be replaced with natural gas and renewable energy sources.
Israel’s domestic energy policy aligns with its international commitments. As a member of the Powering Past Coal Alliance since 2018, Israel supports the global mandate to phase out coal in OECD nations by 2030 and in the world by 2050. However, in light of urgent energy security needs arising from the war, the Ministry of Energy amended the emission permits to retain the old coal-fired units 1-4 at the Orot Rabin power station in a “hot reserve” preservation mode. This wartime contingency ensures essential backup power capability to safeguard grid resilience against infrastructure attacks, temporarily adjusting the immediate operational timeline while keeping long-term 2030 phase-out targets intact.
Additional supporting legislation
The MoEP has set new target goals for reducing transport emissions by gradually phasing out polluting bus models operating in Israel and replacing them with zero-emissions models. The MoEP has established a clear roadmap for decarbonizing public transit, targeting a 100% zero-emissions urban bus fleet by 2036. Regarding private transport, the Ministry of Energy has updated its timeline set in 2019 to prohibit importing vehicles with fuel-burning engines starting in 2035 (postponed from 2030).
In 2020, the purchase tax rate on hybrid cars rose to 45% of the purchase price and continued to rise to 50% in 2021. According to the tax framework published in 2019, beginning in 2022, the purchase tax on hybrid cars would be equal to the purchase tax of a regular vehicle, which is 83%. For plug-in hybrid electric vehicles, the purchase tax was 30% in 2021 and 40% in 2022, which rose to 55% in 2023 and 2024. In 2025, the purchase tax on plug-in hybrid vehicles rose to 83%, on par with the purchase tax for a non-electric vehicle. The tax rate for fully electric cars was 10% until the end of 2022, rose to 20% in 2023 and rose further to 35% in 2024. This was increased to 45% in 2025, is scheduled to increase to 48% in 2026, and is expected to reach 60% in 2027. In addition, in 2026, the MoF plans to introduce a usage tax on electric cars of NIS 0.15 per kilometer driven.

Other regulations have strengthened requirements around fuel content and emissions, with the aim of reducing pollution. The sulfur content of transport fuels has been limited to 10 parts per million (“ppm”) since 2011. New vehicles are required to comply with the most updated European emission standards. All vehicles are required to go through strict annual emissions testing. Since 2018, a NIS 260 million initiative has targeted heavy-duty pollution from aging diesel vehicles. This program is largely based on subsidies for the installation of particulate filters, a scrapping program for old diesel vehicles in exchange for government remuneration, and the creation of new Low Emission Zones in some major metropolitan areas where polluting diesel vehicles are prohibited. While this initial NIS 260 million served as the program’s baseline, the Government has since allocated additional funding layers, including a NIS 140 million allocation for clean transportation and targeted multi-million NIS subsidies to transition heavy municipal fleets to zero-emission models.
In December 2017, the Internal Affairs and Environment Committee of the Knesset approved regulations requiring gas stations throughout Israel to reduce fuel vapor emissions. The regulations require all gas stations to install vapor recovery systems. Gas stations that violate these regulations are subject to fines.
Israel’s fossil fuel subsidies have increased over the past decade. While these are eventually expected to be phased out, in doing so the Government is expected to also consider and address the impact of the energy tax and subsidy reforms on low-income households.
Adaptation to Climate Change
The National Program for Adaptation to Climate Change for 2022-2026 outlines more than 30 climate change-related action plans and policy measures to be implemented by the MoEP and 14 other government ministries. The program reflects advances in scientific knowledge and international agreements related to climate change and includes adjustments to address the effects of climate change on Israel. The plan includes overarching policy steps for climate-related regulation and economic measures to support Israel’s climate goals, as well as mitigation and resilience-building measures in natural and urban environments, the education sector and food systems.
Under Resolution 1902, which was adopted by the Government in 2022, every governmental body is mandated to form a climate change adaptation plan while referring to the climate scenarios developed by the National Emergency Authority. The MoEP has been advising each governmental body in their planning process and published Israel’s National Adaptation Plan in April 2024.
To ensure preparedness at the local level, a NIS 12.4 million aid package was deployed to assist municipalities in drafting climate strategies. One track in this program is designated for local authorities from Israeli Arab communities. Following Government Resolution 550, the MoEP allocated NIS 6.2 million for the Israeli Arab, Bedouin and Druze communities to establish specific plans for climate change preparedness.
In January 2022, the Government adopted Resolution 1022. This resolution prompted coordinated action between governmental ministries and bodies to promote shading and cooling of urban spaces by planting trees in thoroughfares. The MoEP has prepared a plan in consultation with various ministries and bodies to achieve the objectives outlined in Resolution 1022.
Another track in this program is for authorities from the general sector with more than 50,000 residents. The MoEP allocated a budget of NIS 6.2 million, which is to be dedicated to the writing of a preparedness plan intended to map relevant risks, create an action plan to address the climate crisis and identify opportunities to improve the quality of life of the residents and their well-being.
The MoEP has been developing Climate Risk Maps as part of a national climate risk portal which will present integrated information for specific authorities in three areas: exposure, sensitivity and preparedness at a high spatial resolution level, including forecasts. The Climate Risk Maps will also allow for knowledge-based determinations of priorities, optimization of public and private investments in the preparation steps and improvement of the physical planning processes.
In January 2024, the MoEP released the first version of the Climate Risk Maps, an interactive geoinformation tool for policymakers and the public. The platform presents high-resolution maps of current extreme climate events and physical risks, such as flooding, extreme heating and coastal storms, while also mapping out vulnerable population density. Future updates to the maps will include expected risks in accordance with the different scenarios of the Intergovernmental Panel on Climate Change (“IPCC”).
To promote the sharing of Israel-developed knowledge and technologies with the rest of the world, as well as to further development of solutions, the MoEP, the Israeli Innovation Institute, Merage Foundation Israel and other partners established the “DeserTech” Desert and Climate Innovation Center (“DCIC”). This global hub accelerates startups focusing on water, agriculture and renewable energy in desert environments. Particular emphasis is placed on supporting start-up companies that develop solutions to adapt to climate change in the desert, including through cooperation with entities and companies from other countries. The intention is for DCIC to become a leading international center. Connections have been established with international organizations that have expressed interest in the initiative, including a joint project in Africa with the United Nations Convention to Combat Desertification.
Greening the Financial Sector
In November 2020, the BoI joined the Network of Central Banks for Greening the Financial System. Also in November 2020, the Tel-Aviv Stock Exchange (“TASE”) announced the launch of a new index — TA-125 Fossil-Fuel-Free Climate Index. The index is composed of shares included in the TA-125 index, excluding those of corporations involved in the production chain of fossil fuels. The list of “fossil fuel corporations” will be determined by the Clean Money Forum of the Life and Environment organization, the umbrella for Israel’s environmental organizations. The TASE has also created the TA-Cleantech Index, comprised of shares of 12 clean-tech companies.
Standardizing environmental, social and governance (“ESG”) reporting has become a regulatory priority for Israel. Since 2021, institutional investors have operated under mandates to integrate ESG criteria into their decision-making. Simultaneously, the BoI introduced ESG disclosure requirements for the banking sector, while the ISA continues to refine voluntary disclosure standards to improve transparency for public companies.
In 2023, the State achieved a financial milestone with the issuance of its first sovereign green bond, effectively linking public debt to national environmental projects.
In July 2024, the MoEP published the Israeli Taxonomy of Economic Activities, reflecting the environmental impact of certain economic activities within Israel and their alignment with Israel’s climate and environment goals. This taxonomy, as a policy tool, is intended to encourage investments in economic actions with positive environmental impact and to prevent greenwashing. The Israeli taxonomy is based on the EU taxonomy.
Circular Economy and Waste Management
The 2017 Reduction of Single Use Carrier Bags Law prohibits Israel’s largest supermarkets from distributing single use carrier bags and collecting a fee for others, and as a result of its implementation, the number of plastic bags used in Israel decreased substantially. According to official data, annual sales of disposable carrier bags by large retailers dropped from approximately 1.75 billion bags in 2016 to 479 million bags in 2025, achieving and maintaining a sustained 73% reduction in plastic bag usage across regulated chains. Large retailers have quarterly reporting obligations to the MoEP, and the funds collected from the fees are deposited in the MoEP’s Maintenance of Cleanliness Fund. The collected funds are used to promote the reduction of single-use carrier bags through education and clean-up activities. The law is one of five Extended Producer Responsibility laws in Israel, imposing responsibility on manufacturers and importers for the entire life cycle of certain products.
Israel currently generates approximately 1.86 kg of waste per person daily (680 kg annually), with 80% of that waste directed to landfills, a figure that has not changed significantly in the last 20 years. In the last decade, the rate of waste growth in Israel has averaged approximately 1.8% per year as a result of population growth and increased consumption. To align with OECD standards, the MoEP has launched a strategy that prioritizes waste reduction and recycling over waste incineration or landfilling. Implementation of the strategy is expected to enable the achievement of the following targets by 2030:
•
54% of municipal waste to be recycled;

•
100% infrastructure for sorting and separating organic waste at source;

•
0% landfill of untreated waste and 20% landfill of treated waste; and

•
47% reduction in GHG emissions, compared to 2020.

In October 2020, the MoEP decided to expand deposit obligations for large beverage bottles to address the problem of disposable plastics in public spaces.
The TAKDUM Project, a NIS 550 million initiative, has entered the implementation phase. Under this project, within five years, 100% of the waste in areas under Israeli Arab local authorities will be transferred to regulated treatment, and the volumes of circulation will be similar to that of the general population.
Furthermore, in October 2022, the Government approved the establishment of a facility at Neot Hovav, which will handle the remains of municipal waste from the southern region that cannot be recycled. The facility, which will be the first of its kind in Israel, will be established through a public-private partnership, a solution with wide application in other infrastructure areas such as transportation, water and energy. Additional waste sorting and treatment facilities are expected to be established over the coming years.
On the international stage, Israel joined the High Ambition Coalition to End Plastic Pollution in 2023, committing to a legally binding global instrument to eliminate plastic waste by 2040. Domestically, this is supported by a NIS 400 million investment fund launched in 2024 to expand the recycling infrastructure and industrial plants using recycled materials.
To combat the illegal dumping of construction waste, a new construction waste bill is currently being promoted and was approved for its second and third readings by the Knesset Internal Affairs and Environment Committee in June 2026. The new bill creates a digitized tracking and payment framework to ensure construction waste is treated exclusively at licensed sites, holding waste manufacturers, transporters, and treatment facilities strictly accountable.
Contaminated Soils
To address the national priority of lowering housing costs, one of the Government’s principal initiatives has been to expand the supply of residential units in high-demand areas where availability of land is limited. One primary strategy involves reclaiming extensive land reserves located in Central Israel formerly utilized primarily by the military. This land is contaminated with hazardous materials, which has led, in many cases, to contamination of the soil, the subsoil and the groundwater. The MoEP has commissioned the Environmental Services Company, a State-owned company, to implement the preliminary process of environmental remediation to enable large-scale marketing of these areas for residential building.
Promotion of environmental awareness in the private sector
Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize the importance of these systems in creating international business opportunities. The Government has also taken steps to promote environmental quality, sustainable development, pollution prevention and waste reduction as a cost-effective strategy. The national green growth plan for the years 2012- 2020, which was presented by the Government in 2012, served as the strategic blueprint for Israel’s transition to a sustainable economy. The recommended measures included removing obstacles to green growth, encouraging the environmental technologies industry, promoting employment in environmentally sustainable sectors, and transitioning to sustainable industry, an environmentally-friendly business sector and green consumption. By 2026, the vast majority of the initiatives under the 2012-2020 framework have been successfully integrated into national policy.
Green construction
In 2011, the MoEP and the Israel Standards Institution launched a new voluntary green building standard which complies with international standards and considers issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation, and construction management. In 2018, the MoEP began to regulate the certification process of green buildings by establishing a legal framework for authorizing certification organizations and publishing a register of buildings recognized as green. By 2026, more than 348,274 green building housing units were completed, up from 14,400 in 2020.
In August 2020, the Government approved binding regulations that transitioned green building from a voluntary choice to a mandatory requirement for all new construction. This mandatory application would take effect in two phases. The first phase implemented the requirement to large-scale building applications, including high-rise residential buildings, commercial construction of more than 5,000 square meters and public construction of more than 1,000 square meters. The second phase, which took effect in September 2023, implemented the requirement to any residential construction project containing six or more apartments, and for any commercial construction over 1,000 square meters in size. Furthermore, public planning institutions now have the authority to stipulate even more advanced green requirements for specific urban projects.
Since December 2022, builders have been required to present an energy rating for new apartments in Israel. The rating allows prospective apartment buyers to check in advance if the apartment is energy efficient and to understand the possible savings potential. In doing so, Israel joined the 27 countries of the European Union that have also established a similar obligation through legislation.
Supporting NGOs
The MoEP supports environmental organizations in Israel through funding programs, including approximately NIS 14 million in support during 2024, for a variety of activities in environmental content areas, including waste management, recycling, reducing air pollution and environmental innovation.
Additional measures and green financing
In January 2019, the MoEP, the MoF and the Ministry of Economy and Industry (the “MoEI”) expanded Israel’s environmental footprint internationally through a joint fund established with the European Bank for Reconstruction and Development. This initiative supported critical infrastructure projects in water management, renewable energy and climate adaptation across Central and Eastern Europe and Central Asia, effectively exporting Israeli environmental innovation to developing regions.
In February 2019, the MoEP and the MoEI, along with the Innovation Authority, announced funding of NIS 14 million for an innovation lab focuses on environmental protection and sustainability. In addition, the MoEP and the Innovation Authority have also funded several rounds of support for pilot facilities that test environmental technologies. Over seven rounds, a total of NIS 42 million has already been allocated, representing half of the projects’ cost on average.
The MoEI and the MoEP have also promoted the implementation of the National Israeli Action Plan 2022-2026 for Circular Economy to facilitate the transition of Israeli industry from resource-intensive and import-dependent production to competitive production, which is based on circularity, innovation and resource efficiency. The action plan aims to facilitate this transition by adjusting regulation towards circularity, making relevant knowledge accessible and providing financial support where needed. The roadmap focuses on three industrial sectors which have the largest potential to become circular and thus have a major effect on the environment: construction and infrastructure, packaging, and chemistry and pharmaceuticals.
The MoEP, the MoEI and the MoF established a Resource Efficiency Center which became operational in March 2020. The aim of this center is primarily to improve the environmental performance of Israeli industry and to increase Israeli industry’s competitiveness, mainly by funding and advising on efficiency transitions of industrial plants.
The MoEI, together with the MoEP, is promoting an Industrial Symbiosis Pilot in Israel. The aim is to foster utilization of industrial waste, byproducts and gaseous emissions from industrial plants as raw materials at other plants. Four companies competed in the pilot project in different regions of the country, operating advanced technologies to aid the symbiosis transactions. The pilot project ended in March 2020, and following its evaluation, the MoEI has worked to promote a long-term national project to promote symbiosis through one or more of the participating companies.

Environmental Education
Launched in May 2022, a joint initiative between the MoEP and the Ministry of Education has integrated a comprehensive climate change curriculum across schools and youth movements. The curriculum is integrated into the following disciplines: science and technology, geography, biology, agriculture, chemistry, philosophy, political science, visual arts and civic education. Moving beyond traditional science and technology tracks, the curriculum involves field trips to river deltas, beaches, desert land and urban areas where the effects of climate change are visible. NIS 15 million in funding has been granted towards incorporating this program into youth movements, with the goal of developing environmental and sustainability leadership as well as peer-led training and educational programs and encouraging carbon footprint reduction activities in said movements.
Biodiversity
Israel completed the first national assessment of ecosystem services in 2021 and published its latest State of Nature report in 2024. It intends to adopt a new national biodiversity strategy and action plan and set measurable biodiversity targets consistent with the framework of the Post-2020 Global Biodiversity Framework. Israel has achieved significant progress over the past decade, expanding terrestrial protected areas and creating marine protected areas. As of mid-2026, approximately 27% of the land area and 4% of territorial waters of the State of Israel were protected.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
Israel’s balance of payments consists of two primary components: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services), the balance of primary income and the balance of secondary income (current transfers); and (ii) the capital and financial accounts, which reflect borrowing by the Government and the private sector, foreign direct investment in Israel, investment by Israeli residents abroad, and the assets and liabilities of commercial banks.
According to the BoI, the Shekel experienced a significant appreciation against the U.S. dollar in 2025, exceeding its historical trend. This strengthening was driven by a combination of global factors, such as the weakening of the dollar and rising equity prices, alongside domestic improvements, including a substantial decline in Israel’s risk premium to near pre-war levels. Additionally, a persistent current account surplus and a cautious monetary policy, which maintained a favorable interest rate differential, further supported the Shekel’s appreciation throughout the year.
In recent years, the share of services within Israel’s total exports has steadily increased relative to the share of goods. After total service exports first surpassed goods exports in 2021, service exports continued to represent the majority of total exports from 2022 through 2025, maintaining an upward trend. By 2025, exports of goods and services accounted for 45.1% and 54.9% of total exports, respectively, compared to 61% and 39%, respectively, in 2015.
In 2025, exports and imports increased by 5.5% and 8.2%, respectively, compared to 2024. Consequently, exports accounted for 27.5% of GDP, while imports represented 25.4%. The overall expansion in exports was driven by growth in both goods and services, which rose by 1.3% and 2.6%, respectively. Within the services sector, business services, primarily high-tech services, contracted by 4.3%. Following a decline in 2024 due to the war in Gaza, tourism revenues saw a recovery of 28.4% in 2025, despite the conflict with Iran at the end of the second quarter of 2025. While this growth reflects a significant turnaround, revenue levels have not yet returned to those seen during the post-COVID recovery period and prior to the outbreak of the Israel-Gaza war.
Current transfers, which include financial assistance from the United States, German reparations, and personal and institutional remittances, decreased by 0.1% in nominal terms to $14.06 billion in 2025, down from $14.07 billion in 2024.
Israel’s net international investment position (foreign assets minus liabilities to foreigners) has maintained a surplus since 2006. At the end of 2025, the net international investment position stood at $260.9 billion (42.7% of GDP), compared to $230.5 billion (42.1% of GDP) in 2024, $220.0 billion (43.1% of GDP) in 2023, and $171.3 billion (32.6% of GDP) in 2022.
Foreign currency reserves held at the BoI have increased significantly over the past decade, growing in nominal terms from $90.6 billion at the end of 2015 and $214.6 billion in December 2024, to $229.5 billion at the end of 2025, and reaching $238.7 billion as of May 2026. However, from a long-term perspective, foreign reserves declined as a percentage of GDP, falling from approximately 41% in December 2024 to 37.2% in May 2026.
Developments in currency reserves have been driven largely by BoI policy. Between March 2008 and August 2009, the BoI conducted daily purchases of foreign currency to build its reserve levels. After achieving its target level in August 2009, the BoI concluded its scheduled purchasing policy and transitioned into a discretionary intervention policy. Under this framework, which remains active, the BoI intervenes in the foreign exchange market during unusual exchange rate movements deemed inconsistent with underlying economic conditions or when market conditions appear disorderly. Accordingly, at the beginning of the war, the BoI sold foreign currency to stabilize the weakening Shekel. Conversely, in 2025, the Shekel strengthened significantly, reaching its highest level against the U.S. dollar in the last three years.

Table No. 15
Balance of Payments(1)
(In Millions of Dollars)
	2021	2022	2023	2024	2025
Current Account Receipts
Exports of goods and services	141,333	164,655	154,921	154,021	169,692
Income from abroad	17,765	19,636	18,633	18,881	25,861
Current transfers	12,851	11,869	12,818	14,074	14,059
Total current account receipts	171,948	196,161	186,372	186,977	209,611
Payments
Imports of goods and services	127,457	153,637	141,389	140,959	155,506
Income to foreigners	21,680	20,343	20,989	21,854	34,191
Current transfers	7,739	7,789	7,922	8,317	10,007
Total current account payments	156,876	181,769	170,300	171,130	199,704
Balances
Trade in goods and services	13,876	11,018	13,532	13,063	14,186
Net income	-3,915	-707	-2,356	-2,973	-8,330
Net current transfers	5,112	4,080	4,896	5,757	4,052
Current account balance	15,073	14,391	16,072	15,846	9,908
Capital Account
Capital account balance	3,720	5,460	5,154	4,999	6,595
Financial Account
Investments abroad by Israelis
Direct investment	10,369	10,955	7,911	9,922	14,718
Portfolio investment	15,509	-1,901	8,494	19,707	23,683
Other investments	13,539	9,972	7,978	13,201	19,304
Financial derivatives (net)	-1,513	21,740	4,434	-3,720	868
Reserves assets (net)	39,674	2,292	-223	8,212	-2,270
Total investments abroad	77,578	43,058	28,362	47,321	56,304
Investments by Foreigners in Israel
Direct investment	18,950	22,883	16,170	14,778	26,242
Portfolio investment	30,476	4,259	-11,739	1,919	10,711
Other investments	9,429	-3,321	2,935	8,058	2,084
Total investments in Israel	58,855	23,822	7,366	24,755	39,037
Net Financial Transactions
Direct investment	-8,581	-11,928	-8,491	-4,856	-11,523
Portfolio investment	-14,967	-6,161	20,233	17,788	12,972
Other investments	4,110	13,293	5,043	5,142	17,220
Financial derivatives (net)	-1,513	21,740	4,434	-3,720	868
Reserves assets (net)	39,674	2,292	-223	8,212	-2,270
Financial Transactions Balance	18,723	19,236	20,996	22,566	17,267
Statistical errors and omissions	-70	-615	-229	1,720	764

(1)
Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

Source:   Central Bureau of Statistics.

Foreign Trade1
Exports of goods2 and services are crucial to the overall performance and competitiveness of Israel’s economy. In 2025, Israeli exports of goods and services reached $168.9 billion, while total Israeli imports of goods and services reached $155.7 billion. Consequently, 2025 concluded with a trade surplus of $13.2 billion, following trade surpluses of $13 billion in 2024 and $13.5 billion in 2023. The annual growth rate of exports of goods and services in 2025 stood at 9.7% following declines of (0.6)% in 2024 and (5.9)% in 2023. Services continue to represent a large share of Israel’s exports; in 2025, services constituted 54.9% ($92.72 billion) of total exports, while goods accounted for 45.1% ($76.20 billion). In 2025, exports of goods and services grew by 8.8%, and 10.4%, respectively. Meanwhile, imports of goods and services increased by 10.4% in 2025, following a decline of (0.3)% in 2024. Viewed separately, imports of goods and services grew by 6.2%, and 19.6%, respectively, in 2025 as they rebounded from the effects of the war in 2024.
In 2025, the United States remained Israel’s top export destination for goods, with the value of exported goods totaling $16.1 billion. Germany was Israel’s second-largest export destination, with $3.1 billion worth of goods exported, followed by China as the third-largest goods export destination, with $2.7 billion worth of goods exported in 2025. With respect to trading blocs, North America remained Israel’s biggest export market, despite a 6.2% decline in exports of Israeli goods to North America in 2025. Conversely, the European Union was the primary source of imports into Israel, with imports amounting to $27.1 billion in 2025
In 2025, the composition of Israel’s goods exports primarily included machinery products (31.8%), chemical products (14.4%), optical, medical and other equipment (13.3%), and precious stones and metals (8.5%). Conversely, Israel’s goods imports in 2025 consisted mainly of machinery (25.5%), agricultural products and foodstuffs (11.5%), transportation products (10.5%), and chemical products (10.2%).
Trade in services continues to constitute a large part of Israel’s foreign trade. In 20253, computer programming, consultancy, and other related activities accounted for 57.1% or $52.9 billion of Israeli service exports. This sector grew by 12.5% in 2025, following increases of 7.5% and 8.9% in 2024 and 2023, respectively. The second-largest sector of Israel’s service exports was scientific research and development, which reached $9.3 billion in 2025, growing by 10.4% after a decrease of -12.4% in 2024. Based on the most recent available data, in 2024, the United States remained Israel’s top destination for service exports with a total of $29.1 billion (39.9% of total exports of services), followed by the European Union with $7.7 billion (10.5% of total export of services). Furthermore, in 2024, the United States was the largest provider of imported services to Israel (26.2%), followed by the European Union (17.6%).
Since 2018, U.S.-China trade tensions have primarily impacted Israel indirectly, as Israel deepened its integration into the global economy. Though not initially targeted by tariffs, Israel was impacted by the subsequent ripple effects. On April 2, 2025, U.S. President Donald J. Trump signed an executive order imposing new tariffs on all imports into the U.S., including a 17% tariff on Israeli goods. In response, Israel pushed to advance a trade agreement with the U.S. while simultaneously managing broader global pressures. In April 2025, Israel removed all of the customs duties that had been levied on products from the U.S. In December 2025, Israel and the United States, signed an additional agriculture trading agreement, gradually eliminating customs duties on imported goods from the United States.

1
Based on data from Israel’s Central Bureau of Statistics.

2
Trade of goods by country statistics in this section includes diamonds and are by country of origin.

3
Latest data available.

Table No. 16
Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)
	2021	2022	2023	2024	2025
Agriculture(1)
Seasonal crops	454	371	384	294	325
Fruits	444	469	706	765	882
Other	254	251	244	252	280
Total	1,152	1,092	1,334	1,311	1,487
Industrial (excl. polished diamonds)
Mining and quarrying	180	267	566	573	499
Food, beverages and tobacco	1,332	1,357	1,401	1,542	1,402
Textiles, clothing and leather	918	936	916	802	842
Wood, furniture, cork, paper and printing	562	536	547	524	583
Jewelry	796	881	847	875	811
Chemicals and refined petroleum	11,706	16,886	14,184	12,928	11,350
Rubber and plastics	2,735	2,726	2,324	2,200	2,087
Other non-metallic mineral products	324	344	272	205	196
Basic metal products	999	978	798	682	921
Metal manufacturing assembly, machinery and equipment	6,883	7,444	6,724	6,810	7,474
Electrical equipment	1,293	1,612	1,829	1,808	1,899
Transport equipment	2,796	3,603	3,388	2,935	2,331
Pharmaceutical products	2,351	3,744	2,115	1,999	1,960
Electronic components and computers, medical and optical equipment	17,165	19,106	18,729	19,319	20,418
Miscellaneous	189	175	200	221	210
Total	50,228	60,592	54,839	53,423	52,982
Diamonds (net)(2)
Polished	3,529	3,640	2,327	1,856	1,469
Rough	1,785	1,509	655	516	550
Total	5,314	5,149	2,982	2,371	2,019
Other goods(2)	14	0.4	0.4	0.1	0.1
Returned goods	-340	-348	-383	-478	-452
Total (net)(2)(3)	56,368	66,485	58,772	56,626	56,036

(1)
Gross exports.

(2)
Net exports equal total gross exports less goods returned to Israeli exporters.

(3)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 17
Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)(1)
	2021	2022	2023	2024	2025
Consumer Goods
Transportation equipment	2,774	3,768	3,418	3,175	2,394
Furniture and electrical equipment	5,673	5,523	4,502	5,316	5,324
Other	646	658	597	719	735
Durable goods (total)	9,093	9,949	8,516	9,211	8,453
Food, beverages and medicines	5,589	5,880	5,704	6,212	7,476
Clothing and footwear	3,058	3,501	2,880	3,246	3,493
Household utensils	1,808	1,591	1,349	1,493	1,500
Other	3,882	4,442	4,040	4,670	5,317
Non-durable goods (total)	14,336	15,414	13,973	15,621	17,787
Total	23,429	25,364	22,489	24,832	26,240
Agriculture	1,638	1,889	1,445	1,328	1,602
Raw food products	3,566	4,222	3,839	4,123	4,588
Fabrics	744	777	651	678	650
Wood and related products	900	943	677	628	693
Chemical products	6,054	7,306	5,847	5,884	5,691
Rubber and plastics	3,543	3,870	2,885	2,833	2,941
Paper-making material	774	1,014	770	802	750
Iron and steel	3,690	4,489	3,646	3,579	4,088
Precious metals	290	273	262	352	341
Non-ferrous metals	1,105	1,252	1,041	1,131	1,208
Machines and electronics	13,668	16,020	14,690	14,939	16,442
Other industries	3,415	3,889	3,430	3,462	3,681
Fuels	9,010	14,461	10,753	9,307	7,870
Total	48,397	60,405	49,935	49,045	50,545
Investment Goods
Machinery and equipment	8,892	8,933	8,553	8,439	9,373
Transport vehicles(2)	4,900	5,303	5,825	5,864	6,135
Ships and aircraft	350	1,452	658	620	541
Total	14,143	15,688	15,036	14,922	16,049
Diamonds (net)	5,128	5,062	3,274	2,302	2,007
Other goods	0	7	0	0	0
Returned goods	-123	-200	-164	-122	-29
Total (net)(3)(4)	90,975	106,326	90,570	90,979	94,811

(1)
Due to changes in classification, there are updates to figures reported in previous years.

(2)
Excluding ships and aircraft.

(3)
Net imports equal total gross imports less goods returned to the suppliers.

(4)
Excludes trade with the West Bank and Gaza.

Source:   Central Bureau of Statistics.

Table No. 18
Export of Services
(In Millions of USD)
	2021	2022	2023	2024	2025
Travel services
Expenditures of tourists
Total business	343	492	394	101	137
Other	1,066	4,246	4,827	2,156	3,094
Total Travel Services	1,410	4,738	5,220	2,256	3,231
Transportation services
Passenger fares	210	748	749	251	362
Other transportation services
Exported cargoes	318	366	307	329	283
Cargoes between foreign ports	9,202	10,368	3,984	6,790	5,414
Charter hires	294	408	288	371	397
Port services	40	101	118	123	125
Other services	932	1,171	713	714	818
Total transportation services	10,998	13,163	6,161	8,580	7,400
Insurance services	45	46	44	48	51
Business Services	59,233	67,036	70,481	73,097	81,942
Government services, n.e.c.	33	45	29	29	46
Total exports of services	71,720	85,028	81,935	84,011	92,669
Thereof: To the Palestinian Authority	1,060	1,136	934	618	746

Source: Central Bureau of Statistics
Table No. 19
Import of Services
(In Millions of USD)
	2021	2022	2023	2024	2025
Travel Services	3,193	8,577	10,202	8,670	11,312
Transportation services
Passenger fares	656	2,135	2,225	686	1541
Other transportation services
Imported cargoes	4,562	5,441	3,703	3,214	3,706
Charter hires	726	592	291	375	389
Port services	2,116	2,393	2,281	2,671	2,860
Other services	659	790	703	817	866
Total transportation services	8,720	11,351	9,203	7,764	9,362
Insurance services	581	495	628	702	760
Business Services	23,153	26,764	27,502	27,219	31,384
Government services, n.e.c.	291	291	291	291	291
Total import of services	35,938	47,478	47,827	44,647	53,109
Thereof: From the Palestinian Authority	639	639	576	474	689

Source: Central Bureau of Statistics

Table No. 20
Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)
	2021		2022		2023		2024		2025
Americas	19,271	32.0%	22,893	31.5%	20,754	32.5%	19,866	33.0%	19,009	32.4%
USA	16,319	27.1%	18,617	25.7%	17,583	27.6%	17,122	28.4%	16,106	27.5%
Other America	2,952	4.9%	4,277	5.9%	3,170	5.0%	2,744	4.6%	2,903	4.9%
Europe	20,358	33.8%	26,045	35.9%	23,072	36.2%	20,888	34.7%	18,935	32.3%
EU	16,490	27.4%	17,994	24.8%	17,905	28.1%	17,298	28.7%	16,045	27.4%
EFTA	812	1.3%	1,597	2.2%	737	1.2%	664	1.1%	625	1.1%
Other Europe	3,056	5.1%	6,454	8.9%	4,430	6.9%	2,926	4.9%	2,265	3.9%
Asia	14,169	23.6%	16,658	22.9%	13,307	20.9%	12,374	20.5%	13,421	22.9%
Africa	735	1.2%	743	1.0%	953	1.5%	780.2	1.3%	680	1.2%
Oceania	637	1.1%	661	0.9%	562	0.9%	547	0.9%	546	0.9%
Other	4,989	8.3%	5,565	7.7%	5,114	8.0%	5,801	9.6%	6,058	10.3%
Total	60,158	100.0%	72,565	100%	63,761	100%	60,256	100%	58,652	100%

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source:   Central Bureau of Statistics.
Table No. 21
Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)
	2021		2022		2023		2024		2025
Americas	10,190	11.1%	11,502	10.7%	10,601	11.5%	11,197	12.2%	11,564	12.1%
USA	8,631	9.4%	9,639	8.9%	9,059	9.9%	9,226	10%	9,525	10.0%
Other America	1,559	1.7%	1,863	1.7%	1,542	1.7%	1,971.5	2.15%	2,039	2.1%
Europe	47,014	51.0%	50,397	46.8%	43,888	47.8%	41,362	45.0%	43,051	45.1%
EU	34,362	37.3%	37,150	34.8%	30,745	33.5%	31,391	34.2%	33,052	34.6%
EFTA	6,898	7.5%	6,542	6.1%	5,193	5.7%	4,842	5.3%	5,528	5.8%
Other Europe	5,753	6.2%	9,532	8.8%	7,950	8.7%	5,128	5.6%	4,472	4.7%
Asia	25,382	27.5%	30,650	28.3%	25,880	28.2%	29,406	32%	31,906	33.4%
Africa	331	0.4%	434	0.4%	748	0.8%	806	0.9%	870	0.9%
Oceania	240	0.3%	265	0.2%	280	0.3%	197	0.2%	190	0.2%
Other	9,002	9.8%	14,596	13.5%	10,391	11.3%	8,896	9.7%	7,905	8.3%
Total	92,159	100.0%	107,754	100.0%	91,787	100.0%	91,865	100.0%	95,486	100%

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source:   Central Bureau of Statistics.

Table No. 22
Goods Trade by Country — Import/Export
(In Millions of USD)(1)
	2021		2022		2023		2024		2025
Africa	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export
Uganda	7.3	20.6	15.8	27.4	6.7	29.8	11	5.3	10.6	17.3
Eswatini	16.8	1.1	23.2	2.7	19.4	3.7	7.1	2.4	6.7	2.2
Ethiopia	64.3	22.1	69.4	30.6	64.1	32.4	42.5	23	44.6	8.5
Botswana	0.2	2	0.1	5.6	219.1	2	149.9	4.3	106.4	13.4
Ghana	1.6	25.2	1.5	21.7	0.8	14.1	2.4	6.8	2.1	8.9
Gabon	0.5	3.2	3.4	1.6	0.4	2.5	0.2	2	0.1	0.2
South Africa	60	225	71.8	251.6	145.1	206.8	141	173.4	129.9	156.4
Dem. Rep.of the Congo	0	0	0.1	0	0	34.1	0	4.4	0.0	6.2
Zimbabwe	0.1	2.5	0	1.3	0	1.7	0	0.6	0.0	0.3
Zambia	0.9	4.3	1	6.2	4.8	1.4	7.6	2.4	0.5	2.0
Cote d’Ivoire	0.3	10.3	0.3	32.3	0.1	33.4	0.2	3.9	1.2	4.0
Tanzania	6.4	17.5	8	11.2	7	10.4	10.9	7.9	14.9	10.2
Mauritius	3.2	4.4	4.8	3.3	5.7	4.8	72.3	4.2	122.6	2.5
Egypt	126.7	121.2	179.5	126.6	182.7	258.5	274.4	304.5	358.0	202.1
Morocco	11	30.8	17.8	38.4	16.2	62.5	14.4	95	12.5	119.1
Nigeria	4.9	89.5	4.6	30.2	5.9	21.2	10.6	27.9	7.1	23.0
Namibia	0.7	4	0.6	3	26.1	3.2	12.1	1.4	8.3	2.0
Senegal	3.9	9.3	6.3	16.4	5.9	21.5	4.2	19.6	3.0	6.5
Republic of Congo	0	1.8	0.1	7.5	0.1	7	0.2	2.5	1.8	0.8
Cameroon	0	6.6	0	2.8	0	5.1	0	2.7	0.2	3.7
Kenya	13	45.1	16.5	49.1	12.8	39.2	7.8	46	14.3	49.1
Reunion	0	2.4	0	1	0	1.2	0	0.3	0.0	0.8
Rwanda	0	37	0	9.2	0	8.6	0	3.2	0.0	9.7
Other Countries	9.6	48.8	9	63	24.2	71.6	37.6	36.5	25.5	31.5
Total Africa	331.4	734.7	433.8	742.7	747.1	876.7	806.4	780.2	870.3	680.4

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source: Central Bureau of Statistics

Table No. 23
Goods Trade by Country — Import/Export
(In Millions of USD)(1)
	2021		2022		2023		2024		2025
Asia	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export
Uzbekistan	3	12.8	10.5	25.3	6	28.8	16.3	35.9	25.1	43.0
Azerbaijan	1.8	119.7	3.2	159.1	3.8	179	7.3	239.2	15.4	350.4
United Arab Emirates	836.9	384.5	1,890.9	637.3	2,316.3	626.6	2,753.3	500.8	2,574.9	637.8
Indonesia	70.7	26.1	77.1	38	59.2	36.8	61.5	49.7	105.5	27.2
Armenia	10.1	9.7	12.8	14.1	9	10.2	9.8	10.2	7.6	10.2
Bahrain	2.8	3.7	10.5	2.2	8.1	3.4	102.2	6.3	13.7	7.5
Georgia	24.8	17.7	27.7	32.3	23.6	35.8	39.6	55.2	57.0	80.6
India	2,629.9	2735	2,702.6	3,354.4	2,094.9	2,249.4	1,689.5	2,211.9	1,835.9	2,453.0
Hong Kong	2,920.1	1384.9	3,206.2	1,622.1	2,501.7	1,828.3	2,848.8	1,984.7	3,120.8	2,025.8
Philippines	64.3	175.7	112.4	340.9	176.2	287.7	172.7	179.8	160.4	182.6
Viet Nam	337.5	158.9	278.2	175	220.9	171.2	295.3	142.7	377.7	191.0
Turkmenistan	0.2	15.7	0	6.1	0	0.1	0.2	0.8	0.0	26.0
Taiwan	1106	1,062.9	1,319.2	1,395.6	1,110.5	867.4	1,146.3	946.4	1,341.7	1,095.2
Japan	1,450.9	989	1,401.2	906	1,030.4	944.6	1,196.2	863.8	952.7	948.1
Jordan	391.5	64.2	469	67.6	371.8	76	368.5	108.3	540.7	96.5
Myanmar	2.3	2.9	3.4	1.5	3.4	0.7	3.6	0.5	3.9	1.8
Malaysia	10	9	10.7	74.6	10.4	25.3	6	22.8	5.2	16.4
China(2)	10,728.1	4,398.3	13,150.7	4,631.3	11,292.6	3,414.4	13,529.1	2,831.4	14,724.7	2,814.2
Singapore	1,735.6	693.7	2,166.5	1,143.0	1,413.2	772.8	1,579.5	735.5	1,619.9	815.3
Sri Lanka	112.4	93.8	145	118.2	140.1	94.6	78.7	90.5	68.8	60.9
South Korea	2,251.7	1153.7	,2796.6	1,304.2	2,511.1	1078	2,558.5	883.7	2,773.3	1,111.0
Kazakhstan	1	32.7	20.1	58.5	5.2	71.7	7.7	44.9	10.9	51.2
Cambodia	6.9	2	3.2	1.6	1.7	2.2	1.8	0.7	14.5	0.8
Thailand	569.2	300.3	603	372.8	543.5	326.1	817.2	358.1	1,458.0	350.4
Other Countries	114.1	322	139.1	176.5	110.5	61.6	116.8	70.1	97.2	23.9
Total Asia	25,381.8	14,168.9	30,559.8	16,658.2	25,964.1	13,192.7	29,406.4	12,373.9	31,905.5	13,420.8

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

(2)
Since July 1997 the data on trade with Hong-Kong should be added to the data on China

Source: Central Bureau of Statistics

Table No. 24
Goods Trade by Country — Import/Export
(In Millions of USD)(1)
European Free Trade Association(E.F.T.A.)	2021		2022		2023		2024		2025
	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export
Iceland	6	3.1	4.5	3.2	3.1	3.9	3.8	2.0	7.4	5.9
Norway	274.1	66.3	448.6	63.2	265	54.8	265.4	49.8	241.4	44.1
Switzerland	6618	742.9	6,089.2	1,530.3	4,924.3	676.2	4,573.0	612.5	5,279.3	575.4
Total E.F.T.A.	6898.1	812.3	6542.3	1596.7	5192.4	734.9	4842.2	664.3	5,528.1	625.4
Other European Countries
Ukraine	184.4	199	129.3	78.4	104.5	58.2	113.6	169.3	130.2	100.9
Albania	1.9	55.3	2.3	95.7	3	32.6	8	42.8	5.3	5.0
Bosnia and Herzegovina	18.5	2.3	9.8	1.4	7.8	1.8	8.4	1.3	9.7	0.8
Belarus	20.2	24.7	26.6	19.2	27.3	10.6	35.1	16.6	58.1	16.7
Gibraltar	0.8	0.2	2.1	52.7	2.7	0.5	1.1	37	0.2	88.9
United Kingdom	2,990.2	2,057.5	3,186.8	3,121.2	2,911.2	2,116.8	2,598.1	1,527.9	2,866.7	1,481.4
Turkiye	4,764.3	1,919.1	5,700.3	2,338.9	4,607.6	1,554.4	2,019.1	598.6	924.0	10.9
Moldova	4.6	4.1	5.8	6.2	5.1	9.8	4.4	10.4	7.0	34.3
North Macedonia	4.9	2.5	5.8	5.8	5.9	4.9	11.7	4.2	14.8	7.5
Serbia	38.2	20.8	58	18.4	61.5	25.2	82.6	46.6	82.4	31.4
Russian Federation	704.6	794.2	392	653.3	182.5	591.3	237.6	469.7	359.4	484.9
Other Countries	11	33.3	12.8	63	33.9	2.5	8.5	1.9	13.7	2.4
Total Other European Countries	8,743.6	5,113	9,531.6	6,454.2	7953	4,408.6	5,128.2	2,926.3	4,471.5	2,265.1

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source: Central Bureau of Statistics
Table No. 25
Goods Trade by Country — Import/Export
(In Millions of USD)(1)
European Union	2021		2022		2023		2024		2025
	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export
Austria	666.0	107.7	726.5	114.4	602.7	101.0	612.2	74.3	709.8	141.6
Italy	3,366.3	1,378.1	3,470.3	1,524.4	3,271.6	1,255.8	3,449.7	1,183.6	3,753.1	1,273.1
Ireland	1,975.7	1,435.4	1,920.0	2,576.1	1,870.8	3,421.9	2,229.5	3,242.6	2,438.3	1,548.2
Estonia	61.1	17.3	70.8	12.6	74.9	16.9	92.1	11.5	88.1	14.9
Bulgaria	143.2	51.2	165.8	64.7	151.2	78.6	259.5	61.5	343.9	99.8
Belgium	4,621.4	1,974.7	4,543.4	1,996.9	3,857.0	1,569.5	3,283.7	1,484.2	2,975.7	1,320.3
Germany	6,560.4	1,792.5	7,075.7	1,880.6	6,515.4	2,121.8	6,399.1	2,277.7	6.484.8	3,007.6
Denmark	413.1	101.3	507.4	92.3	525.3	96.7	613.3	121.3	723.0	177.5
Netherlands	3,712.3	2,234.1	4,278.2	2,439.3	3,918.9	2,646.5	3,784.8	2,702.0	4,160.1	2,656.0
Hungary	313.5	153.1	358.1	146.1	391.7	247.6	415.2	180.8	426.2	213.7
Greece	506.6	472.2	587.0	666.7	489.3	494.6	983.6	427.9	1,098.8	374.9

European Union	2021		2022		2023		2024		2025
	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export
Luxembourg	166.3	19.9	187.0	42.9	141.0	47.7	171.2	34.7	193.4	29.5
Latvia	65.1	33.6	67.9	40.2	58.4	30.0	65.2	29.4	67.2	37.5
Lithuania	102.3	37.1	109.0	38.2	126.9	56.4	122.1	113.2	136.8	78.9
Malta	99.5	273.2	54.1	247.6	65.9	183.6	59.9	245.6	178.8	189.8
Slovenia	92.2	366.1	119.7	578.7	96.3	734.5	142.6	428.7	193.1	389.4
Slovakia	242.6	22.9	174.7	21.5	203.4	19.9	194.5	22.1	126.7	28.0
Spain	2,032.6	1,120.8	2,110.8	1,198.4	1,928.0	985.9	2,146.2	941.1	2,198.9	987.0
Poland	629.0	223.9	649.7	297.9	587.4	417.0	610.1	371.2	719.6	578.5
Portugal	405.8	79.3	485.0	111.8	338.9	135.1	324.0	67.9	396.8	90.9
Finland	425.5	56.0	350.5	79.7	318.6	76.0	319.8	96.0	367.1	119.0
Czechia	826.1	154.9	857.0	176.0	847.3	199.0	819.7	126.6	910.1	262.0
France	2,368.3	1,412.9	3,551.0	2,081.4	2,618.0	1,422.2	2,634.1	1,391.0	2,581.4	1,353.8
Cyprus	270.0	575.0	298.7	1,054.1	291.7	782.0	404.2	775.5	251.7	492.8
Croatia	42.3	21.4	40.5	37.8	33.0	24.1	75.3	24.9	36.2	30.1
Romania	482.7	169.8	437.7	304.1	311.9	508.4	444.6	706.3	478.9	385.6
Sweden	782.3	148.3	1,126.5	169.3	1,108.7	119.0	735.1	156.1	1,013.1	164.2
Total European Union	31,372.2	14,432.7	34,323.0	17,993.7	30,744.2	17,791.7	31,391.3	17,297.7	33,051.6	16,044.6

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source: Central Bureau of Statistics
Table No. 26
Goods Trade by Country — Import/Export
(In Millions of USD)(1)
North America	2021		2022		2023		2024		2025
	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export
USA	8,630.8	16,318.9	9,639	18,616.8	9,076.6	17,470.1	9,225.9	17,122.4	9,525.1	16,105.5
Mexico	106.6	385.1	109.9	510.1	104.8	415.2	125.4	357.5	116.8	378.5
Canada	334.8	612.1	471.7	1042.4	375	694.5	439.3	554.5	566.5	602.4
Total North America	9,072.2	17,316.1	10,220.6	20,169.3	9,556.4	18,579.8	9,790.6	18,034.4	10,208.4	17,086.4
Central America
El Salvador	0.2	23.8	0.1	15.4	0.3	6.7	0.2	5	0.1	9.6
Bahamas	2.3	0.1	3.5	0.1	3.2	0.2	0	0	0.0	0.0
Barbados	0.1	1	0	0.6	0	1.1	0	0.1	0.0	0.9
Jamaica	0.1	4.6	0.1	4.9	0	3.5	0	3.7	0.1	3.7
Guatemala	4.6	30.5	4.4	34.8	3	27.3	2.1	32.6	3.6	37.2
Haiti	0	0.3	0	0.2	0	0.7	0	0	0.0	0.1
Honduras	0.6	8.5	0.1	10.4	0	6.7	0	11.6	0.1	5.5
Dominican Republic	5	29.2	5.7	32.7	3.8	28.8	2.6	51.7	1.5	27.1
Trinidad and Tobago	0	1.1	0	3.5	0	3.5	0	4.7	0.0	4.3

North America	2021		2022		2023		2024		2025
	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export
Martinique	0	0.4	0	0.3	0	0.3	0	0.2	0.0	0.0
Nicaragua	0.5	3.2	0.4	3.1	0.3	2.3	0.4	2.3	0.8	2.0
Puerto Rico	9	4.9	17.4	7.7	5.4	7	1.1	4.6	0.5	5.0
Panama	106.9	9	34.8	12.1	40.2	12.4	48.4	10.3	28.5	10.9
Cuba	1.5	7.2	0.1	7.8	0	8	0	2.8	0.0	1.2
Costa Rica	6.2	44.5	7.1	29.2	9.6	31.7	17.7	35.9	20.5	32.9
Other Countries	4.7	27.2	25.7	7.2	71.1	4.6	13	7.2	5.6	21.3
Total Central America	141.7	195.5	99.4	170	136.9	144.8	85.5	172.7	61.3	161.7

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source: Central Bureau of Statistics
Table No. 27
Goods Trade by Country — Import/Export
(In Millions of USD)(1)
South America	2021		2022		2023		2024		2025
	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export
Uruguay	220.6	13.3	222.3	36.2	143.2	60.1	224.1	32.5	313.9	42.6
Ecuador	6.0	35.6	7.8	39.7	8.3	31.8	6.7	33.1	7.3	42.3
Argentina	189.1	137.1	256.9	180	264.4	166.2	294.4	168.1	294.7	153.1
Bolivia	2.0	3.0	2.6	3.5	2.5	2.4	2.9	1.3	2.2	1.3
Brazil	297.2	1,259.7	397.7	1,942.0	271	1,361.8	454.8	1,147.6	321.4	1,238.6
Venezuela	0.7	0.7	2.9	1	0.2	1.2	1.9	1.4	0.8	1.9
Paraguay	134.4	8.8	128.3	8.5	66	3.6	117.6	3.4	164.3	11.2
Peru	11.3	75.1	16.2	85.9	12.8	56.7	24.9	72.4	38.8	82.0
Chile	96	118.2	131.2	117.6	142.3	97.3	175	92.7	136.5	83.6
Colombia	18.4	92.5	15.7	138.7	14.9	107.4	14.9	105.9	14.0	103.9
Other Countries	0.0	15.5	0.2	1.2	0.1	6.2	4.1	0.4	0.5	0.0
Total South America	975.7	1,759.5	1,181.8	2,554.3	925.7	1,894.7	1,321.3	1,658.8	1,294.4	1,760.5
Oceania
Australia	212.8	555.6	239.1	586.7	256.3	465.9	172.9	438.6	168.5	497.3
New Zealand	15.5	67.8	15.6	70.6	18.4	85.6	14.1	106.4	14.5	47.2
Papua New Guinea	0.1	0.6	0.1	1.9	0.1	2.2	0.1	1.3	0.0	0.3
Fiji	0.0	0.4	0	1	0	0.3	0	0.3	0.0	0.2
Other Countries	12.0	12.7	10.4	0.8	4.8	2.7	10	0.3	6.6	0.7
Total Oceania	240.4	637.1	265.2	661	279.6	556.7	197.1	546.9	189.6	545.7
Unclassified Countries	9,001.7	4,988.6	14,596.4	5,565	10,390.5	5,166.2	8,896.5	5,801	7,905.3	6,058.1

(1)
Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source: Central Bureau of Statistics

Table No. 28
Merchandise Trade Indices
(Base Year: 2020 = 100)
	2021	2022	2023	2024	2025
Indices of Physical Volume
Exports	113.5	127.8	113.4	108.6	107.4
Imports	118.6	124.2	110.6	112.0	115.1
Indices of Prices
Exports(1)(2)	104.7	108.9	107.2	107.0	107.0
Imports(1)(2)	111.5	123.3	118.5	117.0	118.2
Terms of Trade	93.9	88.3	90.5	91.5	90.5

(1)
Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

(2)
Excluding ships and aircraft.

Sources:   Ministry of Finance and Central Bureau of Statistics.
AML/CFT/CPF Regime
Israel is committed to maintaining its robust Anti-Money Laundering and Combating the Financing of Terrorism (“AML/CFT”) framework and has strong AML/CFT strategies in place. In 2002, Israel established the Israel Money Laundering and Terror Financing Prohibition Authority (“IMPA”), which is the Israeli financial intelligence unit, tasked with countering money laundering and the financing of terrorism in Israel.
The Government has set the targeting of illicit proceeds as a primary objective in combatting serious and organized crime. Stemming from this, Government Decision no. 4618 (2006) was issued, which requires all relevant agencies to co-operate and implement their activities on the basis of work plans adopted at the highest level by the Executive Steering Committee (the “ESC”). The ESC, headed by the Attorney General and comprising the most senior representatives of law enforcement agencies (the Israel National Police, Israel Tax Authority, ISA and IMPA) directs the country’s integrated AML/CFT strategy and policy to counter serious and organized crime, including the targeting of its proceeds.
The Inter Agency Implementation Committee (the “IC”) is the primary operational body responsible for executing the ESC’s policies and directives. The IC comprises Israel’s key AML/CFT agencies, including law enforcement authorities (the Israel Police, Tax Authority and Securities Authority), IMPA, the Israeli Prison Service, the BoI, the MoEI and the Ministry of Justice.
The National Bureau for Counter Terror Financing (the “NBCTF”), housed within the Ministry of Defense (“MoD”), is a joint inter-ministerial task force responsible for countering terrorist financing. The NBCTF is responsible for formulating the national enforcement policy, conducting CFT risk assessments, and coordinating national CFT strategies and enforcement policies. The NBCTF also works to counter financing of proliferation (“CPF”), and the Sanctions Bureau under the MoF coordinates CPF strategy and CPF sanctions efforts.
AML/CFT Legislation
Anti-Money Laundering Law
The Prohibition on Money Laundering Law (the “PMLL”), enacted in 2000, is the primary legislative cornerstone of Israel’s anti-money laundering (“AML”) regime. The PMLL covers four key elements of the AML regime:
•
Prevention:   The PMLL is the primary legal instrument setting out the preventive measures (including customer due diligence, reporting and record-keeping) which apply to regulated financial institutions and Designated Non-Financial Businesses and Professions (“DNFBP”) in Israel. It empowers individual financial and DNFBP supervisors to promulgate enforceable rules governing the operational requirements of these preventive measures. In addition, where applicable, Israel relies on general sectoral-specific supervisory authorities to implement preventive measures for AML/ CFT. The regime covers all financial institutions required by the Financial Action Task Force (the “FATF”) and includes banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, financial asset service providers, trading platforms, and the postal bank. For DNFBPs, lawyers and accountants are subject to licensing requirements and limited AML/CFT obligations, but are not required to report suspicious transactions under any circumstances. Real estate agents are subject to market entry licensing requirements. Dealers in precious stones are covered under Israel’s AML/CFT regime.
•
Criminal Sanctions:   The PMLL establishes money laundering as a criminal offense, punishable by imprisonment and substantial financial penalties. It also establishes a schedule of predicate offenses underlying money laundering violations.

•
Confiscation:   The PMLL establishes both criminal and civil forfeiture mechanisms. Forfeiture may be ordered as an ancillary remedy in addition to criminal penalties.

•
IMPA:   The PMLL established IMPA as Israel’s financial intelligence unit. In its primary capacity, IMPA operates as the national center for the receipt and analysis of suspicious transaction reports and currency transaction reports, and disseminates intelligence findings to various competent authorities, as prescribed by the PMLL.

Since the enactment of the PMLL, Israel has passed successive legislative amendments to comply with FATF international standards and their subsequent revisions.
Counter Terrorism Law
Israel’s Counter Terrorism Law was enacted in 2016 in order to equip competent government authorities with robust criminal law and administrative legal instruments in order to combat the asymmetric terrorist threats that Israel faces. The law ensures that Israel is aligned with other countries leading the fight against terror and terror financing and that it meets the international standards set in this regard.
Reporting Suspicious Activity
AML/CFT sector-specific Orders impose certain obligations on financial institutions and DNFBPs. These Orders require reporting entities to submit to IMPA two types of filings: (1) reports on transactions exceeding a certain threshold and of a specific nature (referred to as currency transaction reports), and (2) reports on unusual activities (referred to as unusual activity reports). In 2025, IMPA received more than 3.42 million currency transaction reports and approximately 138,700 unusual activity reports. IMPA disseminated these intelligence reports and analyses to the Israel National Police, the Tax Authority, national security agencies and other financial intelligence units, all of which have been instrumental to Israel’s AML/CFT efforts. These disseminations have led to the successful investigation, prosecution and conviction of complex and significant money laundering and terrorist financing cases.
International Cooperation and Evaluation
Israel has been a full member of the FATF since 2018 (and was previously an observer between 2016 and 2018). In addition, Israel is a member of Moneyval (the Council of Europe’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism), a FATF-style regional body. IMPA, the Israeli financial intelligence unit, is a member of the Egmont Group of Financial Intelligence Units.
In 2018, Israel underwent a rigorous and comprehensive mutual evaluation of its AML/CFT regime. The results of Israel’s 2018 mutual evaluation determined that Israel successfully demonstrated its strong commitment to combating money laundering and terrorist financing, demonstrated high effectiveness in mitigating and responding to its systemic risk profile, and maintained a robust and effective AML/CFT regime.

The 2018 mutual evaluation report further concluded that Israel possessed a robust and comprehensive institutional framework to coordinate the development and implementation of AML/CFT policies and activities.
The 2018 mutual evaluation report also found that the respective licensing and supervising authorities of financial institutions are mandated with oversight of AML/CFT compliance within the framework of prudential supervision. Licensing procedures in the Israeli financial market are substantially aligned with the relevant EU legislation and FATF recommendations, as are the arrangements for AML supervision for Israeli banking corporations, portfolio managers, insurers, provident funds, currency service providers, the postal bank and stock exchange members.
The 2018 mutual evaluation report noted that significant improvements were still needed to strengthen supervision and the implementation of preventive measures. Additionally, the report found that with respect to technical compliance, Israel’s legal framework is highly robust, with only a limited number of areas requiring substantial enhancement, such as measures related to wire transfers, internal controls and financial institutions’ foreign branches and subsidiaries, and the full range of preventive measures and supervision for several DNFBPs.
In December 2018, with the publication of the FATF/Moneyval mutual evaluation report, Israel became a full member of the FATF. Following the successful outcomes of its evaluation, Israel was placed in the FATF’s regular follow-up report.
In May 2022, the FATF published Israel’s first regular follow-up report, which re-rated Israel’s technical compliance as follows: (i) retained its rating as compliant with Recommendation 2 on international cooperation; (ii) re-rated as largely compliant with Recommendation 15 on New Technologies and Virtual Asset obligations; and (iii) upgraded and re-rated as largely compliant with Recommendation 16 on wire transfers. Israel’s satisfactory level of progress qualified it to remain within the scope of the FATF’s regular follow-up process (as opposed to the enhanced follow-up process required of other countries).
In October 2022, the FATF decided that Israel’s fourth-round follow-up process was deemed concluded, and Israel was no longer required to report back to the FATF in June 2024. Israel is expected to undergo the FATF’s fifth round mutual evaluation in 2028, through which the FATF will assess the implementation of the applicable standards during the five-year period preceding the evaluation.
On January 1, 2025, Israel’s Travel Rule, which requires regulated entities that are involved in virtual asset transfers to collect and transmit specified information on the originator and the beneficiary, entered into effect.
Foreign Investment
Foreign direct investment in Israel saw a marked increase in 2025, totaling approximately $26.2 billion compared to $14.8 billion in 2024. From 2021 through 2025, the total volume of net foreign direct investment in Israel reached roughly $45.6 billion. During the same timeframe, overseas direct investments by Israelis climbed to approximately $14.5 billion in 2025, up from approximately $9.9 billion in 2024.

Table No. 29
Nonresident Investment in Israel and Resident Investment Abroad
(Net Transactions in Millions of USD)
	2021	2022	2023	2024	2025
Nonresident Investment	58,857	23,823	7,367	24,756	39,038
By investment type
Direct Investment	18,950	22,883	16,170	14,778	26,242
Portfolio Investment	30,476	4,260	-11,739	1,918	10,711
Other Investment	9,431	-3,320	2,936	8,059	2,085
Resident Investment abroad	77,579	43,058	28,363	47,321	56,305
By investment type
Direct Investment	10,369	10,955	7,679	9,922	14,718
Portfolio Investment	15,509	-1,901	8,494	19,707	23,683
Other Investment	13,539	9,973	7,979	13,200	19,305
Reserve Assets	39,675	2,291	-223	8,212	-2,269
Financial Derivatives	-1,513	21,740	4,434	-3,720	868
Net financial account	-18,722	-19,235	-20,996	-22,565	-17,267

Source:   Central Bureau of Statistics and Bank of Israel.
Foreign Exchange Controls and International Reserves
Israel’s net external assets (representing the surplus of external assets over external debt) have expanded significantly in recent years, reaching a record level of $330.2 billion at the end of 2025. Concurrently, foreign currency reserves grew from $90.5 billion at the end of 2015 to $229.5 billion by the end of 2025.
All activities and transactions in foreign currency between residents (including individuals and businesses) and nonresidents have been permitted since January 2003. Prior to that time, foreign exchange transactions were subject to supervision by the BoI.
The BoI and the MoF implemented several measures in 2011, and again in 2017, to support the nation’s monetary and foreign exchange policy goals. These initiatives aimed to enhance transparency and investor confidence, refine analytical oversight of foreign exchange market transactions, and mitigate the impact of short-term speculative investments by foreign investors.
Reporting requirements established by the BoI apply to local banking entities (regardless of transaction volume), as well as financial intermediaries (including portfolio managers, TASE members and certain foreign banks) and foreign residents with a daily average of at least $15 million in Shekel-denominated intraday transactions over the preceding twelve months. These requirements cover foreign exchange swaps, forward contracts, and interest rate or inflation swaps. Obligated entities must submit a daily report detailing every conversion and derivative transaction involving Israeli currency no later than one business day after execution. Additionally, a monthly inventory report of all open positions must be submitted within one business day following the end of each reporting month.

Table No. 30
External Assets and Liabilities (Debt Instruments)
(End-year Balances in Millions of USD)
	2021	2022	2023	2024	2025
External Debt
Public sector	81,645	79,057	67,947	67,558	77,987
Private sector	58,628	56,725	51,752	53,179	57,942
Banking system	20,054	19,397	24,798	26,552	29,539
Total	160,327	155,179	144,497	147,289	165,468
External Assets
Public sector	219,775	201,442	209,449	224,593	247,444
Private sector	115,891	117,923	131,552	147,205	167,714
Banking system	50,317	55,285	64,699	65,046	80,486
Total	385,983	374,650	405,699	436,844	495,644
Net External Debt	-225,656	-219,471	-261,203	-289,554	-330,176

Source:   Bank of Israel
Table No. 31
Foreign Currency Reserves at the Bank of Israel (Annual Average, Millions of Dollars)(1)
2021	2022	2023	2024	2025
197,051	197,713	199,800	212,435	225,687

(1)
Includes the Allocation of Special Drawing Rights by the IMF to member countries and the balance of Israel’s reserve tranche in the IMF (both of which were excluded in previous annual reports).

Source:   Bank of Israel.
Foreign Exchange Rates
Under Section 4(3) of the Bank of Israel Law, the BoI is mandated to maintain the orderly functioning of the local foreign currency market. Consistent with this role, the BoI announced in August 2009 its intention to actively intervene in the foreign exchange market during periods of anomalous exchange rate volatility or market distortions that deviate from underlying economic fundamentals (see “The Financial System — Bank of Israel,” below).
Between March 2008 and January 2022, the BoI purchased a total of approximately $145.6 billion in the foreign exchange market.
Following the outbreak of the war in Gaza in October 2023, the BoI executed its first-ever sale of foreign exchange reserves, totaling $8.5 billion. These divestments were conducted under a structured program initiated by the BoI, which was aimed at mitigating volatility in the Shekel exchange rate and ensuring the necessary liquidity to maintain the orderly functioning of the financial markets.

Table No. 32
Average Exchange Rates
(NIS per Currency Unit)
	2021	2022	2023	2024	2025
U.S. dollar	3.230	3.358	3.690	3.699	3.453
British pound sterling	4.446	4.151	4.589	4.728	4.546
Euro	3.822	3.536	3.990	4.002	3.893
Japanese yen	2.945	2.568	2.624	2.445	2.310

Source:   Bank of Israel.

THE FINANCIAL SYSTEM
Bank of Israel
The BoI, established in 1954, serves as the country’s central bank and operates independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The BoI’s core mandates include managing foreign exchange reserves, maintaining stability within the domestic foreign currency market, regulating payment and clearing systems, supervising and regulating the banking sector, and issuing currency. The Governor of the BoI is appointed by the President of the State upon the recommendation of the Government and serves as an economic advisor to the Government. The current Governor, Professor Amir Yaron, was appointed to a second five-year term in December 2023, having previously served as a Professor of Finance at The Wharton School of the University of Pennsylvania.
Under the Bank of Israel Law, which took effect on June 1, 2010, the central bank’s primary statutory objective is to maintain price stability. The operational definition of price stability is determined by the Government, in consultation with the Governor of the BoI. Since 2003, this annual inflation target has been set at the range of 1% – 3%. In addition to its primary mandate, the BoI is tasked with supporting the stability and orderly functioning of the domestic financial system. It also supports the broader objectives of the Government’s economic policy, specifically sustainable economic growth, high employment, and the reduction of socioeconomic disparities, to the extent these secondary goals do not compromise the achievement of long-term price stability.
The BoI operates with full autonomy in the execution of its functions, including determining and utilizing its policy instruments. To attain its objectives and discharge its functions, the BoI may: issue its own securities; conduct transactions (on the stock exchange, in another regulated market, or over-the-counter) of any kind that are customary in the capital, money and foreign exchange markets (including in the derivatives market) for securities, currency, gold or any other asset or instrument customary in such markets (subject to an exception for the purchase or sale of certain government bonds, which requires consultation with the MoF); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the BoI deems necessary.
As stipulated in the Bank of Israel Law, the BoI is prohibited from financing government budget deficits or lending to the government, including via the direct purchase of government bonds on the primary market, except for temporary advances to bridge a gap in the government’s cash flow when executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion and will not be extended for more than 150 days per year). The amount of such permissible temporary advances is indexed annually on January 1 to year-over-year changes in the CPI.
The BoI is the exclusive fiscal agent for the government’s banking operations in Israeli currency. The Government may, however, procure specific banking services from alternative providers (as agreed in a memorandum of understanding dated March 9, 2010 between the State and the BoI), provided this is done solely to manage the government’s debt and fiscal activity. The BoI is subject to internal limitations on the volume of investments it may allocate to a single country or financial institution. The majority of the BoI’s reserves are held in foreign sovereign debt securities.
Since October 2011, monetary policy and operational decisions to achieve the BoI’s objectives have been determined by the Bank of Israel Monetary Committee, as mandated by the Bank of Israel Law. The Monetary Committee is comprised of three members representing the BoI (the Governor of the BoI, as chairperson, the Deputy Governor, and a member of the BoI staff who is appointed by the Governor), and three representatives of the public who are appointed by the Government.
The Supervisory Council, which is tasked with overseeing the orderly and efficient management of the BoI, was also appointed in late 2011. The Supervisory Council is comprised of the Governor, the Deputy Governor, and five representatives of the public appointed by the Government. The Government also designates one of these public representatives to serve as the chairperson of the Supervisory Council.

Monetary Policy
Monetary Framework.   At the end of 1991, the BoI and the MoF began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was implemented in 1985 to the low single-digit levels typical in developed countries. In 1994, the BoI adopted a more restrictive monetary stance to prevent inflation from reverting to its pre-1992 levels. This tight monetary policy and the effective abandonment of exchange rate management in 1997 were the key factors in attaining the current stable inflation environment in Israel. Between 1998 and 2003, the inflation target range was gradually lowered and has been set at the current range of 1% – 3% since 2003. From 2003 until 2008, actual inflation averaged 1.5%, near the midpoint of the target range, with considerable year-to-year variation due primarily to short-term exchange rate pass-through effects and foreign price shocks, especially in the food and energy sectors.
From 2008, monetary policy was conducted against the backdrop of the global financial crisis which began in the summer of 2007 and worsened during 2008. This crisis significantly affected Israel’s monetary policy. At the start of the crisis, domestic economic activity was robust but concerns over the worsening financial situation abroad led to expectations of a recession. The BoI reduced the interest rate at the beginning of 2008. In the third quarter of 2008, as expectations for an economic downturn failed to materialize and inflationary pressures increased, the BoI raised the monetary interest rate back to its previous level of 4.25%. By the end of 2008, in view of the escalating global crisis and growing signs of a major downturn in real economic activity, the interest rate was cut to 2.5%, followed by a further decrease of 0.5% in April 2009. In retrospect, the acute effects of the global financial crisis on the real economy in Israel lasted only two quarters (the fourth quarter of 2008 and the first quarter of 2009), but this was not known at the time. Only towards the end of 2009 did concerns of continued severe recession begin to abate.
The terror attack launched by Hamas on October 7, 2023 and the subsequent war in Gaza significantly disrupted the Israeli economy in the fourth quarter of 2023. In view of the war, the Monetary Committee’s policy prioritized market stabilization and reduction of uncertainty, while simultaneously maintaining price stability and supporting real economic activity. The BoI also sold $8.2 billion, $0.3 billion and $0.3 billion in foreign currency in October 2023, November 2023 and June 2025, respectively, to mitigate exchange rate volatility.
Key trends in economic indicators and monetary policy from the global financial crisis through subsequent developments, including the impact of COVID-19 and the war in Gaza, among others, are as follows:
1.
Steady and significant improvement in key labor market indicators, including higher labor force participation rates and a significant reduction in the unemployment rate. In 2021, when economic activity began to recover from the effects of the COVID-19 pandemic and special assistance to the unemployed was discontinued, employment began to recover. This continued in 2022, with demand continuing to expand, and led the labor market to converge toward full employment, with the labor participation rate and the employment rate surpassing their 2019 levels. This process continued in the first three quarters of 2023, with a 3.6% seasonally adjusted rate of unemployment and a 61.3% employment rate. In the fourth quarter of 2023, the quarter in which Hamas attacked and the war in Gaza ensued, the broad unemployment rate (which includes temporarily absent workers) rose to 7.9% and the broad employment rate dropped to 57.7%. The labor market largely recovered in 2024. In 2025, the labor market was tight, primarily due to significant civilian labor supply constraints stemming from the ongoing conflict for 11 months of the year, similar to the situation in 2024. However, unemployment rose sharply and employment declined temporarily in June 2025 due to the conflict with Iran. In 2025, the broad employment rate dropped to 60.1% and the broad unemployment rate remained at 3.8%, while the regular employment rate was 60.6% and the regular unemployment rate was 3.0%.

2.
A continued increase in real GDP growth relative to most other OECD countries. GDP grew at an average rate of 4.0% from 2010 to 2022. GDP growth slowed in 2023-2024 due to the war in Gaza, with the growth rate dropping to 2.1% in 2023 and 1.0% in 2024. GDP growth rebounded to 2.9% in 2025.

3.
A sharp increase in housing prices, in part due to a shortage of apartments relative to the growth rate of new households and to the low yields on financial investments during the global financial crisis and thereafter. Between December 2007 and December 2022, home prices increased by approximately 209% (and by 144% in real terms, CPI-adjusted). In 2022, housing prices increased by 14.7% compared to 2021. Housing prices decreased by 1.0% in 2023, increased by 7.7% in 2024, and decreased by 0.9% in 2025.

4.
Continuous declines in the government debt-to-GDP ratio from 2009 to 2017 alongside more expansionary fiscal policies in the areas of healthcare and education since 2016, which reflect the Government’s response to social needs. The public debt-to-GDP ratio rose slightly in 2018, but declined again and reached 59.3% in 2019. In 2020, the Government implemented economic rescue plans in response to the COVID-19 pandemic, which, together with the reduction in tax revenues due to the reduced economic activity in 2020, caused the public debt-to-GDP ratio to rise to 71.1%. In 2021, the economic recovery was reflected in strong tax revenues, which, together with the decline in pandemic-related expenditure, reduced the debt-to-GDP ratio to 67.7%. In 2022, the total deficit of the general government declined sharply resulting in a surplus of 0.6% of GDP. Accordingly, and with the rapid growth of GDP, public debt declined in 2022 to 60.3% of GDP at the end of the year. In 2023, following the increased government expenditure relating to the aftermath of the October 7, 2023 attacks and the war in Gaza in the fourth quarter, the total deficit of the general government rose to 4.1% of GDP and the debt-to-GDP ratio rose to 61.3%. In 2024, the war in Gaza led to an additional rise in government expenditure, raising the debt-to-GDP ratio to 67.7%. In 2025 tax revenues rose and expenditures stabilized, reducing the deficit of the central government from 6.5% in 2024 to 4.3% in 2025, with the debt-to-GDP ratio rising to 68.4%.

5.
In recent years, the current account has remained in surplus. The surplus was 2.7% of GDP in 2022, 3.2% in 2023, and 2.9% in 2024. This surplus moderated to 1.5% in 2025, mainly due to a decrease in primary income.

6.
In late 2012, the nominal effective exchange rate began an appreciation trend which largely continued until mid-2022. This culminated in annual Shekel appreciation rates of 5.2% in 2020 and 8.3% in 2021, and was followed by a 6.5% depreciation in 2022, a 1.5% depreciation in 2023, and a 4.4% appreciation in 2024. In 2024, the Shekel’s exchange rate was influenced by geopolitical developments and the country’s risk premium. However, despite the increase in Israel’s risk premium due to the war, the Shekel appreciated by the end of 2024 compared to its pre-war levels. In 2025, the Shekel appreciated by 8.4%. The appreciation was impacted considerably by three factors: geopolitical developments and the resultant decline in Israel’s risk premium, increases in the U.S. equity markets, and the weakness of the U.S. dollar worldwide.

7.
Relatively high inflation from 2009 to 2011, which shifted to within the target range in 2011-2013, and then dropped from the second half of 2013 until the first half of 2020. Actual CPI inflation was negative or close to zero between 2015 and 2020. The low inflation rate in those years was mainly due to the appreciation of the Shekel and increased competition driven by technological advancements. In contrast, the demand side remained strong. Inflation has been on a rising trend since mid-2020. It surpassed the lower bound of the target range (1%) in the first half of 2021 and the upper bound (3%) in the beginning of 2022. Inflation was 5.3% at the end of 2022 (measured at year-end), and 3.0% at the end of 2023, which was lower than in most OECD member countries. In 2024, the annual inflation rate stood at 3.2%, slightly above the upper limit of the target range. Inflation accelerated in the second and third quarters of the year and moderated towards its end. Medium and long-term inflation expectations remained anchored within the target range for most of the year. For most of 2025, the inflation rate was above the target range, one-year inflation expectations from most sources were situated in the upper portion of the target range, and the economy was characterized by supply constraints. In contrast, during the second half of 2025, actual inflation returned to within the target range, one-year inflation expectations from all sources were mostly around the midpoint of the target range and the Shekel appreciated markedly.

Developments in inflation, real GDP growth and interest rates since the global financial crisis can be categorized into nine distinct periods:
1.
Mid-2009 to mid-2011, a period of robust real GDP growth (5.0% annual average) accompanied by relatively high inflation (over 4.0% in 2011) driven by increases in global energy and food prices. In response to the heightened inflation, the BoI gradually raised its key policy rate from the exceptionally low level of 0.5% to 1.0% by December 2009, to 2.0% by December 2010, and to a peak of 3.25% in mid-2011.

2.
Mid-2011 through mid-2013, a period of slower GDP growth (2.0% annual average) and inflation within the target range, due in part to the sluggish recovery of Israel’s major trading partners and the prolonged Eurozone crisis. However, during this period, Israel’s growth consistently exceeded the growth of major advanced economies. In light of the slowdowns in both inflation and growth, the BoI gradually lowered its key interest rate several times beginning in September 2011 from 3.25% to 1.75% by January 2013, and maintained a 1.75% rate until mid-May 2013. Another key feature of the mid-2011 to mid-2013 period was the development of Israel’s natural gas fields and the start of local production of natural gas.

3.
Mid-2013 to 2015, a period of slower GDP growth of approximately 3.0%, characterized by accelerating private consumption, coupled with stagnant investment and a slowdown in exports, alongside sharply declining inflation.

4.
2016 to 2019, a period in which GDP growth stabilized around 3.5% (near the long-term rate of growth), and the inflation rate was below the lower bound of the inflation target most of the time. The key policy rate which had been lowered to a near-zero level of 0.1% in March 2015 remained there until December 2018, when it was raised to 0.25%. Inflation reached the target range in June 2018 and stayed slightly above the lower bound of 1.0% for 11 of the next 12 months. However, starting in the second half of 2019, the expected interest rate path shifted from an upward to a downward trajectory, in view of the weakening global economic conditions, monetary easing in the U.S. and Europe, and the significant decline in annual inflation to below the target range.

5.
The year 2020, which was marked by the global outbreak of the COVID-19 pandemic, was characterized by a 1.9% decrease in real output and a negative rate of inflation. The interest rate was reduced back to 0.1% in April 2020. Inflation remained negative throughout most of the year reflecting a contraction of 0.7% as of December 31, 2020. The main catalysts for the low inflation rates in 2020 included declines in global energy and commodity prices, as well as subdued economic activity and aggregate demand in the global economy.

6.
2021-2022, a period characterized by a rapid economic recovery from the COVID-19 crisis, in which real GDP expanded sharply and inflation rose above the target range. The interest rate rose from 0.1% in 2021 to 3.25% by the end of 2022.

7.
2023, a year in which inflation decreased throughout the year (compared to 2022) supported by four consecutive interest rate hikes: to 3.75% in January, 4.25% in February, 4.50% in April and 4.75% in May, while GDP growth slowed. The fourth quarter of 2023 was characterized by a substantial contraction in GDP growth due to the war in Gaza.

8.
2024, a year in which inflation accelerated relative to 2023 despite the policy rate remaining restrictive at 4.5%, and GDP growth slowed due to the war in Gaza.

9.
2025, a year in which inflation moderated, the interest rate was reduced, and GDP growth accelerated to 2.9%. In November 2025, the interest rate was reduced by 0.25% to 4.25%. At the end of 2025, the annual inflation rate was 2.6%, falling within the target range (based on the December CPI).

In 2021, global energy and other commodity prices increased sharply and global market demand posted a strong recovery. However, the appreciation of the Shekel mitigated inflationary pressures. In 2022, Israel’s GDP increased by 6.4% due to the recovery from the effects of the COVID-19 pandemic and the unwinding of pandemic-related restrictions. In 2023, Israel’s GDP increased by only 2.1%, reflecting political developments and, in large part, the effects of the war in Gaza. In 2024, Israel’s GDP growth slowed further to 1.0%, weighted down significantly by the ongoing conflict. Government consumption rose by 13.8% and, despite the war, private consumption rose by 3.7%. Investment decreased by 6.3%, largely due to the drop in residential housing investment caused by the shortage of workers in the construction sector. Exports dropped by 3.9%, with half of this decline attributable to the contraction in tourism. Overall, domestic demand expanded by 1.9%.
In 2025, Israel’s GDP growth rose to 2.9%, somewhat below trend because of the contraction in labor supply caused by extensive reserve mobilization and prolonged absences. Government consumption rose by 1.7% after two years of fast growth due to the war, and private consumption rose by 2.7%. Investment increased by 7.4% due both to a strong recovery in construction investment and to continuing strong machinery and equipment investment. Exports rose by 5.5%, primarily due to a surge in exports of high-tech goods and services in the second half of 2025. Overall, domestic demand expanded by 3.6%. Imports grew by 8.2%.
In 2022, the Consumer Price Index increased by 5.3% (measured at year-end), above the inflation target of 1-3%. This increase continued the acceleration in the pace of inflation that began in 2021. As a result, the BoI raised the policy rate sharply, from 0.1% to 3.25% over the course of the year. In 2023, the Consumer Price Index rose by 3.0% (measured at year-end), and converged with the upper bound of the inflation target in Israel, reflecting a moderation in the pace of inflation following prior increases. The increased inflation that began in 2021 and its moderation in 2023 were influenced by both domestic and global factors. The BoI continued raising the interest rate until mid-2023, from 3.25% to 4.75%. In early 2024, the BoI reduced the interest rate to 4.5%. Later in the year, the Bank of Israel Monetary Committee maintained the policy rate, noting in its decisions that the policy path would be data dependent. The Committee’s assessment was that the current and expected interest rate environment would lead to the containment of inflation without hindering economic recovery. In 2025, inflation decreased to 2.6%, the interest rate was reduced by 0.25%, and GDP growth rose to 2.9%.
Foreign exchange market interventions since the global financial crisis:
In 2008, the BoI resumed foreign exchange intervention after a ten-year hiatus. This began with a plan to increase its foreign exchange reserves through direct market purchases. Although the objectives of foreign exchange interventions have varied depending on the circumstances, they have included increasing the level of foreign exchange reserves (in the early stages of the intervention), mitigating the exchange rate impact of substituting imported oil with domestic natural gas from 2013 to 2019, and occasionally mitigating local currency appreciation when the Bank determined that the exchange rate was not in line with macroeconomic fundamentals.
In January 2021, as a result of several factors, including (a) a sharp appreciation of the Shekel at the beginning of the year, (b) the implementation of Government containment measures in response to additional COVID-19 outbreaks, which led to a sharp increase in the unemployment rate, and (c) the negative inflation environment, the BoI announced its intention to purchase $30 billion of foreign currency over the course of the year. After the Shekel posted a sharp upward trend toward the end of 2021, the BoI further increased its foreign currency purchase commitments. In total, the BoI purchased approximately $35 billion in 2021, thereby moderating the appreciation of the Shekel. During 2021, the Shekel appreciated by 7.9%. In 2022, the Shekel depreciated by 6.6% in terms of the nominal effective exchange rate, following a trend of appreciation that lasted for about a decade. The depreciation was supported by foreign exchange purchases by institutional investors due to the decline in equity prices abroad, as well as by the expansion of the monetary interest rate differential with the United States. In 2023, the Shekel depreciated by 1.5% in terms of the nominal effective exchange rate, marking a shift from the decade-long appreciation trend. The depreciation was influenced by political changes in Israel and by the war in Gaza. At the onset of the war, there was an increase in Israel’s risk premium, as reflected in the yield spreads on Israeli government bonds versus U.S. government bonds (10-year USD-denominated) and the CDS premium. Towards the end of the year, these spreads compressed significantly, but their levels remained higher than prior to the war in Gaza. Despite the increase in the country’s risk premium due to the war, the Shekel appreciated by the end of 2024 compared to its pre-war levels.

On October 9, 2023, the BoI announced that it would execute foreign currency sales of up to $30 billion in order to moderate the volatility of the Shekel and provide necessary liquidity to ensure the orderly functioning of financial markets after the October 7 attacks. Ultimately, $8.5 billion was utilized under this program.
The Monetary Committee maintained the interest rate at 4.5% throughout most of 2025. In the November 2025 and January 2026 decisions, the Committee lowered the interest rate by 0.25% in each, so that the interest rate ended the reviewed period at 4.0%. During 2025, financial market trading remained volatile, influenced by global and domestic uncertainty. The Shekel appreciated by approximately 12.0% against the dollar. Israel’s risk premium, as measured by CDSs and USD-denominated sovereign bond spreads, declined markedly after “Operation Rising Lion” in June 2025, and continued to decline mainly after the declaration of a ceasefire in Gaza. At the end of 2025, the premium was only slightly higher than its level just before the war that began on October 7, 2023.
In June 2025, following the onset of “Operation Rising Lion”, the BoI implemented several measures to support economic activity. To ensure the orderly functioning of the foreign exchange market, the BoI sold foreign currency totaling US$273 million.
Implementation of Monetary Policy.   The BoI’s principal instruments of monetary control are auctioned time deposits for banks, sales of Central Bank bills (“Makam”), and a discount window facility. Auctions for interest-bearing deposits are currently the main tool for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in these auctions. Maturities are overnight or one week. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of very short-term interest rates in Israel. The BoI utilizes the daily auctions primarily to sterilize the monetary base effects of government fiscal operations and foreign exchange market intervention. In the past, when the banking system was in a fundamental liquidity deficit, the BoI injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. Since the resumption of foreign exchange intervention at the start of the global financial crisis in 2008, the banking system has been in a structural liquidity surplus, so the BoI has been absorbing liquidity rather than injecting it.
The BoI may also absorb liquidity by selling Makam, which is formally a government liability but is issued by the BoI for monetary policy purposes. Unlike the BoI’s other monetary instruments, Makam securities are traded on the secondary market and are accessible to the general investing public. Since the mid-1990s, the BoI has expanded the use of Makam issuances as a monetary instrument to absorb excess liquidity in the banking system. Since March 2007, the Makam market has enabled the BoI to actively inject liquidity into the banking system by scaling back the issuance of Makam.
The discount window facility enables banks to obtain, at any time during the day, overnight loans to cover temporary liquidity shortfalls (subject to eligible collateral) at a premium above the key policy rate, or to deposit excess funds at a rate below the key policy rate. The key function of the discount window is to establish an interest rate “corridor” within which the rate on auctioned deposits is determined. This function is similar to the system used by the European Central Bank and a number of other central banks.
In view of the risks embodied in the rapid rise of home prices and the expansion of housing credit, the BoI’s Banking Supervision Department implemented macroprudential measures with regard to banks’ mortgage loans in order to support financial stability. These measures included: (i) redefining housing credit extended to organized purchasing groups as credit extended to the construction industry instead of households’ mortgages, thus requiring banks to meet stricter credit standards; (ii) increasing capital provisioning requirements against high loan-to-value mortgages; (iii) requiring the re-examination of risk management in the housing credit portfolio; (iv) mandating higher capital provisioning against variable- interest loans; (v) in 2011, capping variable-rate mortgages at one-third of the total housing loan amount extended to a borrower; and (vi) in 2012, limiting the loan-to-value ratio of mortgages.
In November 2015, the Monetary Committee began using forward guidance, an unconventional monetary policy tool, announcing that the monetary interest rate would remain accommodative for a considerable time. At the same time, the Committee determined that there was limited scope to deploy alternative monetary instruments (including negative interest rates or bond purchases); the decision was based on an assessment of economic conditions and uncertainty regarding the effectiveness and unexpected repercussions of using such tools. In April 2017, the Committee significantly changed its forward guidance and announced that the accommodative monetary policy would continue as long as necessary in order to bring the inflation environment within the target range.
During 2020, against the backdrop of the COVID-19 pandemic and the associated economic challenges, the Monetary Committee implemented several measures designed to stabilize financial conditions and mitigate market turmoil, including cushioning the adverse economic fallout of the COVID-19 pandemic, ensuring the continued orderly functioning of the financial markets, enhancing the pass-through from the BoI interest rate to market interest rates, encouraging market demand, and anchoring inflation expectations through easing credit conditions. This was done primarily through the purchase of government bonds and the provision of term loans to the commercial banks to facilitate the extension of credit to small and micro businesses. During the second half of 2021, the Government also decided to end the use of the special tools that had been announced by the Monetary Committee at the height of the COVID-19 crisis in 2020.
Following the October 7, 2023 attack on Israel, the following programs were launched:
1.   The sale of up to $30 billion in foreign exchange in order to mitigate volatility in the Shekel exchange rate and to provide the liquidity required for the continued orderly functioning of the markets.
2.   Provision of additional required liquidity to the foreign exchange market through the activation of the BoI’s swap transaction mechanisms, in an amount of up to $15 billion.
3.   Executing repo transactions with institutional entities and mutual funds against Government and/or corporate bonds as collateral, in order to maintain the proper functioning of the markets.
4.   A monetary program to ease credit conditions for small and micro businesses affected by the war. Under this framework, subject to the extension of credit to small and micro businesses in accordance with stipulated conditions:
a.   The BoI provided monetary loans to banks in an amount of up to NIS 10 billion; and
b.   The BoI allowed supervised non-bank credit providers to execute repo transactions with the BoI, in an amount of up to NIS 1 billion;
This program concluded in February 2024.
Table No. 33
Selected Interest Rates(1)
	Interest — credit to large businesses	Average Interest on Daily Commercial Bank Deposits at the Bank of Israel	Interest on residential loans (mortgages)(2)	Yield to Maturity of 12-month Treasury Bills
2021	1.5	0.1	3.1	0.0
2022	2.8	1.2	4.1	1.7
2023	6.2	4.5	5.0	4.5
2024	6.1	4.5	4.9	4.2
2025	6.0	4.5	4.9	4.1

(1)
Percent per year.

(2)
Fixed interest, total banking system, annual average.

Source:   Bank of Israel.

Table No. 34
Monetary Indicators
(Percentage Change over Previous Period)(1)
	2021	2022	2023	2024	2025
Monetary Aggregates(2)
M1 (in millions of NIS annual average)(3)	633,845	693,765	537,173	525,062	533,406
M2 (in millions of NIS annual average)(4)	1,212,395	1,365,891	1,291,443	1,375,429	1,441,796
M1	24.6%	9.5%	-22.6%	-2.3%	1.6%
M2	19.9%	12.7%	-5.5%	6.5%	4.8%
Public Sector Injection/GDP(5)	-0.4%	1.4%	0.4%	-0.6%	-1.0%
Bank Of Israel Injection/GDP(6)	-4.9%	-1.0%	1.7%	1.1%	1.4%
NIS/U.S.$(during period)	-3.6%	10.2%	6.4%	-1.5%	-11.1%
Real Yield To Maturity On 5 Year Indexed Government Bonds	-1.5%	-0.5%	1.4%	1.7%	1.8%
Nominal Yield On Equities (during period)(7)	31.0%	-15.5%	4.9%	30.7%	47.0%
Nominal GDP	11.8%	11.5%	6.7%	6.6%	5.2%

(1)
Certain data herein are calculated based on annual averages and certain other data herein are calculated based on year-end figures.

(2)
Includes mortgage banks.

(3)
Currency in circulation plus demand deposits.

(4)
M1 plus self-renewing overnight deposit plus unindexed deposits of up to one year.

(5)
Contributions to monetary expansion.

(6)
Includes swap transactions, with respect to the redemption of government bonds held by the BoI.

(7)
Includes convertible securities and warrants. The data have been adjusted for dividend distributions and stock splits.

Source:   Bank of Israel.
Banking System
Introduction.   The Banking Supervision Department (“BSD”) of the BoI is the primary regulator of Israeli banking corporations and systemic payment services providers (referred to as “Payment Services Providers with Prudential Importance”). The BSD is headed by the Supervisor of Banks, who is appointed by the Governor of the BoI. The BSD is committed to meeting all international standards set by the Basel Committee on Banking Supervision (“BCBS”) as well as other international standards that in the BSD’s view may improve the stability and resilience of the Israeli banking system. Over the years, the BSD has enhanced its risk-based supervision framework by implementing the BCBS’s set of measures developed in response to the Global Financial Crisis of 2008, commonly referred to as “Basel III”. Furthermore, the BSD has enhanced its capital and liquidity requirements in accordance with the reforms incorporated into the Basel III post-crisis guidelines. Currently, the BSD is working on the adoption of “Basel III: Finalizing Post-Crisis Reforms” published by the BCBS in December 2017, which aims to further improve the robustness and risk sensitivity of the Basel III framework. The final adoption timeline and specific implementation measures have not yet been determined and discussions are still ongoing. The reforms are being implemented gradually. The BSD has also introduced a wide range of macroprudential measures to better align capital requirements with the risks inherent in the housing and real estate credit portfolios and to reduce the exposure of the banking system to those risks. Moreover, the BSD took steps to enhance the AML/CFT risk management framework and to achieve more effective AML/CFT supervision.
The changing operating environment, including the integration of new technologies, innovative channels, systems and products into the financial systems in the global markets, led the BSD, in line with other financial regulators, to prioritize the responsible implementation of these innovations within the financial and banking system. The BSD adjusted its operations and regulations to accommodate these changes and to address the potential risks of digitalization and technological innovation in finance.
Licensing process.   Licenses for banking corporations and Payment Services Providers with Prudential Importance are issued by the Governor of the BoI. The Licensing Committee advises the Governor and the Supervisor of Banks on establishing banking corporations, granting or revoking licenses, granting or revoking bank branch permits and reviewing changes in controlling shareholders.
Profile of the Banking System.   At the end of 2025, there were 16 banking corporations registered in Israel, comprising 11 commercial banks, one joint services company and four foreign banks.
The five largest banking groups (Bank Leumi Le-Israel Ltd., Bank Hapoalim Ltd., Mizrahi Tefahot Bank Ltd., Israel Discount Bank Ltd. and The First International Bank of Israel Ltd.) hold 99.2% of the assets of the Israeli banking sector. As of December 2025, three additional small commercial banks that are unaffiliated with the aforementioned banking groups operate in Israel: Bank of Jerusalem, Ltd., One Zero Digital Bank, Ltd. and Bank Esh Israel Ltd. In addition, branches of four foreign banks operate in Israel on a smaller scale — Citibank N.A., HSBC Bank plc, Barclays Bank plc and State Bank of India. Other major foreign banks maintain representative offices in Israel, through which they engage in activities in Israel’s capital markets and render advisory services that do not require a banking license pursuant to Israeli banking laws.
The market share of the two largest banking groups — Bank Leumi and Bank Hapoalim — by total assets was 55.2% as of December 2025.
Israeli banking groups provide financial services for retail and corporate clients, including investment banking, brokerage and capital market activities. These activities are subject to certain restrictions in order to prevent conflicts of interest. In addition, the Israeli banks face restrictions on their investments in non-financial companies.
Controlling Structure in Banks.   Banks can be controlled by a sole controller, be controlled by a group of major shareholders, called a “Core Controlling Group”, or the bank’s ownership can be widely dispersed among a broad base of shareholders. In 2012, an amendment to the Banking Ordinance, 1941, and to the Banking (Licensing) Law, 5741-1981, came into effect, allowing banks to operate without a Core Controlling Group. In addition, the BoI issued a Principle Document to clarify the principles for a bank held by Shareholder Structures. In March 2026, the Banking (Licensing) Law, 5741-1981, was amended so that, for a small bank controlled either by a sole controller or a Core Controlling Group, the threshold for requiring a holding permit from the Governor of the BoI is raised from 5% to 10%. This change aims to encourage the establishment of new banks and subsequent, or follow-on, investments in them.
In December 2013, the Knesset enacted the Enhancing Competition and Reducing of Concentration Law 5774-2013, which sets restrictions on significant cross-sectorial holdings and control of a non-financial corporation alongside a banking corporation deemed a Significant Financial Entity, as defined by this law.
Recent Legal and Regulatory Changes in the Banking Sector
(1)
Tiered regulatory framework and enhancing proportionality — Following the work of an internal professional team at the BoI in 2024 and an inter-ministerial team headed by the Supervisor of Banks and the Head of the Budget Department at the MoF in 2025, comprehensive recommendations were formulated to reduce regulatory entry barriers and expand proportional regulation. These recommendations were anchored in the Law for the Promotion of Competition in the Banking Market (Legislative Amendments), 5786-2026, which, for the first time, establishes a comprehensive legislative framework for micro banks and small banks. The key elements of the legislative arrangement include:

•
Greater flexibility in business models and a reduced obligation to provide the full range of banking services, in order to enable focused, innovative, and sustainable business models;

•
Structural relief regarding control and holdings, including the possibility of parallel control of an institutional entity and a micro bank, while establishing clear mechanisms to prevent conflicts of interest, limit the scope of activity, and grant supervisory authority over holding companies that control a bank;

•
Regulatory incentives, including operational relief during the early years of operation, in areas such as disclosure requirements, fee models, open banking and switching banks, as well as tax incentives designed to encourage the establishment of new banks and strengthen their growth capacity; and

•
Establishing mechanisms for monitoring, advisory support and future review, including an examination of the need for explicit deposit insurance.

In addition to the legislation detailed above, the BSD published a draft of a new Proper Conduct of Banking Business Directive that anchors principles of regulation tailored to the bank’s size, complexity and stage of development. The directive expands supervisory adjustments, including those for capital requirements, liquidity, corporate governance, risk management and organizational structure, without compromising the robustness of the prudential framework and fairness toward customers. The directive will replace Proper Conduct of Banking Business Directive No. 480 (Adjustments to the Proper Conduct of Banking Business Directives Applicable to a New Banking Corporation and a Banking Corporation in Formation).
The tiered regulatory framework and the new legislation constitute a further significant pillar in promoting effective competition in the banking system, while striking a careful balance between encouraging the entry of new players and safeguarding stability, public confidence and fairness toward customers.
(2)
The Divestiture of Credit Card Companies.   In accordance with the Increasing Competition and Reducing Concentration in the Banking Industry Law 5777-2017 (the “Strum Law”), the two largest banks, Bank Hapoalim and Bank Leumi, were required to divest their credit card holdings (Isracard Group and Leumi Card Ltd., respectively). These credit card companies now operate as independent non-bank credit providers and merchant acquirers, and compete with banks in providing credit to small and medium enterprises and retail customers

In January 2023, an amendment to the Banking (Licensing) Regulations was approved by the Finance Minister following the recommendation of the Strum Law Implementation Committee and the consent of the Governor of the BoI. According to the amendment, a “broad scope of activity” requiring a bank to sell its control of a credit card company is defined as owning more than 10% of the total assets of the banking system (instead of 20% prior to the amendment). However, otherwise banks are permitted to continue to issue credit cards.
In May 2018, the BSD released a document that articulated the criteria and general conditions for an applicant seeking a permit to control or hold controlling means of a credit card company. Upon meeting these criteria, a purchaser of a credit card company can be one of the following types of entities: an Israeli financial corporation or nonfinancial corporation, as long as it complies with all legal requirements; a foreign financial corporation or nonfinancial corporation; or a private equity fund. Additionally, a controlling interest in a credit card company can be made up of a group that includes a number of the aforementioned permitted types of entities. A credit card company can also be owned by public stockholders or a combination of public stockholders and the aforementioned permitted types of entities.
(3)
Regulation of Payment Services and Payment Initiation Law.   In June 2023, a new law was enacted in Israel regulating payment services to clients (including provision of payment accounts, issuing payment instruments and merchant acquiring). Additionally, the law mandates licensing for payment initiating services and requires payment account managers to provide access for payments initiation.

Under this law, Payment Services Providers with Prudential Importance will be supervised by the BoI. Other non-bank payment companies, including companies that received a Merchant Acquirer license from the BoI, will be supervised by the Israeli Securities Authority.
(4)
Management of financial risks related to climate and environment.   The BSD is actively enhancing the banking system’s preparedness to manage financial risks associated with climate and environmental changes. Key initiatives of the BSD in this area include: adoption of the BCBS’s principles for the effective management and supervision of climate-related financial risks through a new Proper Conduct of Banking Business Directive (Directive No. 345 published in June 2023); adoption of best practices in aspects of public reporting and supervision of banks; membership in inter-ministerial and cross-divisional forums to address data and information barriers; and participating in the working groups and plenary of the Network for Greening the Financial System.

(5)
Relief and adjustments in response to recent military conflicts.

The BoI announced a voluntary and comprehensive deferral program to provide relief to bank customers affected by the recent military conflicts. This program was extended and expanded in response to ongoing events and their impact on households and businesses, and based on the needs identified on the ground. Despite the extension of the deferral program, its utilization gradually declined due to an exit strategy aimed at ensuring the program specifically targeted the most strained bank customers. From the beginning of the war in Gaza until the end of April 2025, Israel’s banks and credit card companies deferred approximately 454,000 loans, with the total amount of payments in deferral being approximately NIS 9 billion. The total amount of payments still in deferral status as of the end of April 2025 is approximately NIS 511 million (representing approximately 14,000 loans).
To assist the banking system and its customers in coping with the challenges of the situation, the BSD developed a series of measures and adjustments to the banking supervision directives. The measures and adjustments covered various areas, including bank-customer relationships, specific requirements regarding credit provision, operational aspects, and simplified identification processes for certain services. These were implemented as part of a temporary order in the last quarter of 2023, continued through 2024 and expired in 2025. The changes in the directives aimed to grant banks and credit card companies the necessary business flexibility to support customers impacted by the war. Similar temporary adjustments were introduced in June 2025 in light of “Operation Rising Lion” and in March 2026 amid “Operation Roaring Lion”.
At the beginning of 2025, a new voluntary financial relief plan totaling NIS 3 billion was introduced for banking system customers. This plan spans two years, with banks providing relief amounting to NIS 1.5 billion each year, starting from the second quarter of 2025 and continuing through the first quarter of 2027. As part of this plan, banks are providing increased interest or benefits on positive balances in some customer accounts, reducing interest rates on debit balances, offering fee waivers or significant discounts for certain population groups and providing partial or full exemptions for a limited period from monthly repayment obligations or reducing the interest rate charged on existing credit.
(6)
Temporary levy on banks.   In March 2024, the Israeli Knesset enacted the “Special Payment for Attaining Budgetary Objectives Bill (Temporary Provision — Swords of Iron) 2024.” This legislation introduces a temporary levy on banks operating in Israel. In March 2026, the Finance Committee approved the proposed law, imposing a special levy on banks’ profits for 2026-2027, pursuant to which the banks are expected to pay NIS 3 billion in 2026 and NIS 125 million in 2027. In addition, a NIS 175 million grant fund is planned to be established to support small and medium-sized businesses in the combat zones in northern Israel.

(7)
In October 2024, the BSD published an amendment to Proper Conduct of Banking Business Directive No. 315, “Industry Indebtedness Limitation”. The amendment was introduced in light of the “Iron Swords War” and aimed to support the credit needs of the Israeli economy. The amendment extends a temporary relief measure concerning the exposure limit to the construction and real estate sector by an additional two years, until December 2027. Under the revised directive, the total indebtedness to the construction and real estate industry must not exceed the higher of the following two thresholds: (1) 26% of the banking corporation’s total public credit exposure, including exposure to the construction, real estate and infrastructure projects, and (2) 22% of the total public credit exposure, excluding exposures related to infrastructure projects.
In addition, the BSD introduced a relief measure concerning the exposure limit to the financial and insurance services sector. Pursuant to the new measure, the exposure limit is to be assessed separately for domestic and foreign activities. Each segment (domestic and foreign) may account for up to 20% of a bank’s total public credit exposure, provided that the combined exposure does not exceed 25% of total credit. The amendment took effect upon its publication in October 2024.
(8)
In November 2024, an inter-ministerial team was established to examine measures for enhancing competition in the retail banking sector. The team is co-chaired by the Supervisor of Banks and the Head of the Budget Department at the MoF. Its members include the Chair of the ISA, the Commissioner of the Capital Market, Insurance and Savings Authority, the Director-General of the Competition Authority, the Deputy Legal Adviser to the Government (Economic Law), the Head of the Financial Stability Division at the BoI and the Head of the Licensing and New Banks Unit at the BSD.

The team focused on removing restrictions and reducing barriers that hinder the entry of new and existing players into the banking system. These barriers included those related to bank ownership structures and licensing requirements. At the same time, the team emphasized the importance of maintaining the stability of the banking system, protecting consumers and addressing potential conflicts of interest arising from ownership structures.
In March 2025, the inter-ministerial team published its recommendations, which addressed, among other things: expanding the pool of potential applicants eligible for a banking license; allowing small banks to develop flexible business models that include services currently excluded from the closed list of permitted banking activities; and adjusting regulatory requirements based on the size and complexity of banks. Additionally, the team recommended allowing a financial holding company to simultaneously control both an institutional entity and a bank, provided that the bank’s asset size is limited and strict safeguards are in place to prevent conflicts of interest between the bank and the institutional entity. Implementing these recommendations will require legislative amendments and adjustments to supervisory regulations.
(9)
In February 2025, the BSD issued Directive No. 313, titled “Supervisory Framework for Measuring and Controlling Large Exposures”. This new directive replaces the previous version of Directive No. 313, “Credit Concentration: Limitations on the Indebtedness of a Borrower and a Group of Borrowers”. The updated directive aligns Israel’s banking regulations with the BCBS’s April 2014 recommendations, including a revised structure and terminology that closely mirrors the original Basel text. In December 2025, the BSD completed the amendment of various directives that cross referenced the Directive (mainly terminology amendments). The updated Directive is expected to go into effect on July 1, 2026. The new framework aims to enhance risk management practices by improving the measurement and control of large credit exposures within the banking system.

(10)
In April 2025, the BSD issued a temporary directive — effective through the end of 2026 — in response to the growing prevalence of promotional apartment sales and the associated credit risks. These sales, driven by developers’ initiatives, often involve deferred payment structures and bullet or balloon loans, which have raised concerns about borrowers’ repayment capacity and the stability of housing credit portfolios.

The directive introduces two key regulatory measures: (1) Increased Risk Weights: Construction loans for residential projects in which more than 25% of purchase agreements involve promotional terms — specifically, where a significant portion of the payment is deferred until delivery — will be subject to a 150% risk weight (instead of 100%); and (2) Cap on Bullet Loans: The share of new housing loans issued as bullet loans through such promotional initiatives must not exceed 10% of the total new housing loans granted each month. This regulatory action follows a supervisory letter issued in October 2024 by the Deputy Supervisor of Banks, which outlined expectations for managing the risks posed by these financing practices. However, as the volume of promotional sales remained high, the directive was introduced to further mitigate systemic and consumer risks.

(11)
The BSD is currently working to revise and strengthen the regulatory capital framework for Israeli banks, with the goal of enhancing the resilience of both banking corporations and the banking system as a whole in the face of shocks and various challenges. The planned changes are also expected to improve alignment between Israel’s regulatory requirements and the recommendations of the BCBS, as well as international best practices. While the final principles have not yet been determined, the BSD is currently leading the regulatory reform process. The proposed changes are expected to include an adjustment of the minimum capital ratios to match those recommended by the BCBS, along with the formal adoption of all capital buffers recommended by the BCBS. Additionally, the introduction of a systemic risk buffer, as outlined in the European directive, is expected to be part of the new framework.

(12)
In accordance with the policy of adopting accepted international standards on banking supervision, the BSD has adopted the BCBS’s standards on the calculation of capital requirements for operational risk, published on December 2017. The revised Proper Conduct of Banking Business Directive (Directive No. 206) entered into effect on January 1, 2026.

Competition, New Technologies and Cyber Risks
The BSD has a secondary objective of encouraging competition in the financial system. To advance this objective the BSD undertook several measures, relating to encouraging responsible technological innovation:
(1)
Tiered regulatory framework and proportionality.   Measures to enhance competition, including the establishment of an inter-ministerial team and subsequent regulatory adjustments, are described in detail in “Recent Legal and Regulatory Changes in the Banking Sector” above.

(2)
Central Credit Register.   In April 2019, the BoI inaugurated the Central Credit Register (the “CCR”), a system for sharing credit data in Israel. The CCR aims to increase competition in the retail credit market, expand access to credit and enhance the information available to credit providers for evaluating customer credit-risk. Additionally, the CCR provides an anonymous information base that assists the BoI in carrying out its functions, including macroeconomic research and development of effective policy tools. The BoI is advancing the establishment of an additional credit registry for small- and medium-sized businesses in order to improve access to credit for such businesses and increase competition in this segment.

(3)
The Bank Mobility Reform.   In September 2021, an amendment to the Banking (Service to the Customer) Law, 5741-1981, led by the BoI and the MoF, took effect. The amendment obliges the banking system to enable bank customers to switch from bank to bank easily, rapidly and securely using a new online system. The objectives of the reform are the following: to increase competition among banks; to enable new participants to offer financial services; to make it easier to transition between banks; and to enable customers to improve their terms, either at their existing bank or at a new bank, by strengthening their bargaining power.

(4)
Open Banking.   The BSD published guidelines for implementation of the “Open Banking” standard in Israel. This technology enables licensed and supervised third parties (both banks and non-bank entities) to gain access to a customer’s account with the customer’s explicit consent in order to obtain information or execute transactions. In this way, “Open Banking” strengthens customers’ control over their own financial data and enables them to consume services from other providers. “Open Banking” is expected to enhance competition in the financial sector.

(5)
Centralized Computer Bureau began operations.   The high cost of investing in technological infrastructure has been identified as a significant barrier for new entrants in the banking system. As a result, the MoF allocated a budget to establish a centralized computer bureau to provide technological services to new banks. In March 2019, the MoF announced that Tata Consultancy Services, a part of the Tata Group, won the tender. The Centralized Computer Bureau began operations in March 2021, and it is currently providing computer services to One Zero Digital Bank, Ltd.

(6)
Promoting technological advancement and innovation in banks’ digital services to enhance competition and to improve customers’ experience: In 2019, the BSD approved the use of a technology for remote face-to-face identification and authentication, allowing individuals to open a bank account remotely. Additionally, the BSD removed other regulatory barriers to enable the expansion of digital banking activities. In 2020, the BSD allowed banking corporations to open a bank account online.

(7)
Cloud Computing.   In May 2022, the BSD published an amendment to the Proper Conduct of Banking Business Directive No. 362, titled “Cloud Computing”. The amendment seeks to remove barriers to the use of cloud computing services in the banking sector, including in core IT systems. According to the amendment, banking corporations are expected to have effective risk management practices and controls to ensure sound use of cloud computing services.

(8)
Cyber risk.   In recent years, cyber risk has become one of the most concerning threats faced by banking systems around the world, due to a significant increase in both the magnitude and sophistication of cyberattacks, coupled with a continuous expansion of attack surfaces due to the growing use of technologies such as cloud computing and AI in digital services.

The ongoing geopolitical instability in the region has led to an escalation of cyber threats across the entire Israeli cyber domain, including a notable rise in cyberattacks and attempts to carry out such attacks. However, no significant cyber or information security incidents have occurred in the banking system. Since the outbreak of the recent military conflicts, the BSD intensified its engagement with the banking system in several ways. These included enhancing the sharing of cyber defense information and knowledge among banking entities, continuous monitoring and updating on attack attempts and incidents, compiling a periodic cyber defense status report and sharing it with relevant parties, and issuing guidelines that mandate the banks to intensify their security controls and ensure preparedness for cyber incidents.
Additionally, the BSD continued to implement measures aimed at improving and strengthening cybersecurity within the banking system, thereby enhancing the banking sector’s preparedness to manage the impact of a potential cyber incident. These measures included: ongoing efforts to advance a national defense layer for unique cyber threats in the financial sector in order to provide an additional layer of protection; regular monitoring and evaluation activities regarding cyber defense, particularly in areas with heightened cyber risk; and periodic operation of an external scanning tool that provides a status report on the level of cyber and information security protection of supervised entities, thereby reflecting their external attack surface. Comprehensive reviews were conducted across several areas, including an assessment of the implementation of the defense-in-depth (multi-layered security) principle throughout the banking system. In addition, the BSD is currently undertaking compliance verification audits to evaluate the adoption of Proper Conduct of Banking Business Directive No. 362 (Cloud Computing) within a number of banking institutions. Furthermore, the BSD has provided oversight and guidance on cybersecurity considerations to newly established banking corporations as part of their formation processes.
The BSD continues to operate an inter-bank Cyber Defense Forum (established in 2012). This forum includes cyber-defense managers and second line of defense representatives from each banking corporation, along with participants from the National Cyber Directorate and the BoI. The forum convenes every couple of months to facilitate the exchange of cybersecurity information and professional knowledge sharing among participants. Its primary goal is to strengthen and enhance cyber defense within the Israeli banking system through collaboration, knowledge sharing and coordinated preparedness.
In December 2020, the BSD published Reporting Directive No. 366 regarding Reporting of Technological Failures and Cyber Events. The directive aims to obtain structured, frequent and ongoing reports when a major cyber event is taking place in the banking system, to ensure banking corporations are managing such events in an optimal manner, to identify the potential for systemic incidents, and to facilitate the BSD’s response.

The BSD issued a new comprehensive Proper Conduct of Banking Business Directive No.364, establishing a consolidated framework for information technology, information security and cyber risk, which entered into effect in May 2026.
The performance of the Israeli banks in 2025
In 2024 and 2025, the Israeli banking sector reported strong profitability, driven by continued credit growth and a high interest rate environment. The annual inflation rate stood at 2.6% at the end of 2025, and although interest rates began to decline — first in January 2024 and later in November 2025, with further easing into early 2026 — the overall interest rate environment remained elevated, reflecting the cumulative effects of the global and domestic monetary tightening that began in early 2022, when rates started rising from near-zero levels. The banking system’s capital and liquidity ratios remained above the minimum regulatory requirements, demonstrating the robustness of the banking system and its ability to continue supporting the economy’s credit needs during periods of stress.
The net profit attributed to shareholders of Israeli banks in 2025 amounted to NIS 32.0 billion, an increase of 6.6% compared with 2024. The 2025 net profit represents an after-tax return on equity of 15.5% compared to 15.9% in 2024. The trend of improvement in the operational efficiency of the banking system continued, and the cost-income ratio stood at 37.0% at the end of 2025, compared with 38.3% in 2024.
During 2025, the total balance sheet of the Israeli banking system grew by 9.8%, compared to a 7.8% increase in 2024. Total balance-sheet credit (including activity abroad) grew by 12.2%, a higher growth rate compared to 2024’s growth of 9.8%, impacted by a recovery in the economy following an improvement in the geopolitical stance. The increase in the credit portfolio was primarily due to business credit (which grew by 16.4% in 2025, compared to 10.4% in 2024), especially within the large business segment and particularly in the financial services, construction and real estate sectors. Consumer credit increased by 5.7% in 2025, compared to a growth rate of 4.3% in 2024. The portfolio growth rate for housing loans was 7.4% in 2025, following growth of 7.9% in 2024.
Despite the high interest rate environment, the macroeconomic environment and the geopolitical situation, there was a slight improvement in credit quality indicators compared with 2024. The share of non-performing loans decreased from 0.72% in 2024 to 0.65% in 2025, and the ratio of loan loss provisions to total credit declined from 1.50% in 2023 to 1.38% in 2024 and further to 1.26% in 2025, indicating a continued downward trend. Over 90% of borrowers who utilized the loan repayments deferral programs initiated by the BSD to help customers of the banking system cope with cash-flow impact arising from the geopolitical events have resumed making regular loan repayments.
Israeli banks allocate capital against credit risk in accordance with the standardized approach under the Basel framework. Accordingly, the density ratio of the five largest Israeli banks is relatively high compared to global banks that usually allocate capital according to the Internal Ratings-Based approach. During 2025, the density ratio increased slightly to approximately 56% from 55% in 2024.
Common Equity Tier 1 (“CET1”) capital of Israeli banks amounted to NIS 218 billion at the end of 2025, an increase of 8.6% from the previous year. The CET1 capital ratio reached 11.3% at the end of 2025, which is well above the minimum regulatory capital requirement. The Leverage Ratio reached 6.6% at the end of 2025 and was significantly higher than the minimum regulatory requirement.
Anti-Money Laundering and Countering the Financing of Terrorism.
The Prohibition of Money Laundering Law was enacted in 2000, and the sections pertaining to the obligations imposed on financial entities took effect in 2002. In 2001, the Governor of the BoI issued the Prohibition on Money Laundering Order, which entered into force in 2002. The Order includes requirements regarding identification, reporting and record keeping by banking corporations. In addition, Proper Conduct of Banking Business Directive No. 411 released by the BSD sets out guidelines on setting AML/CFT policies, risk measurement, risk mitigation practices and management and monitoring high-risk accounts. In addition, the regulation contains specific guidance on risk management practices regarding high-risk activities, e.g., correspondent banking accounts and politically exposed persons. The BSD conducts onsite examinations, applying a risk-based approach in order to identify and assess risks inherent in various activities and to evaluate compliance with relevant legal and supervisory requirements. The Sanctions Committee, chaired by the Supervisor of Banks, is authorized to impose financial penalties on banks and merchant acquirers for AML/CFT related infractions.
In November 2016, the Counter-Terrorism Law, 5776 — 2016, went into effect, replacing the Prohibition on Terrorism Financing Law, 2005. The objective of the Counter-Terrorism Law is to establish criminal and administrative legal provisions, including special enforcement powers, for combating terrorism.
As amended, the Prohibition on Money Laundering Order requires financial institutions to verify the identities of the parties to a transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 whenever a transaction involves a high-risk country or territory.
In June 2015, the Supervisor of Banks revised the Proper Conduct of Banking Business Directive regarding Compliance and the Compliance Function in a Banking Corporation (No. 308), bringing it into line with the standards and practice recommended by the BCBS and implemented in other prominent jurisdictions. This Directive focused on several key areas, including: the accountability of a bank’s board of directors and their oversight of compliance risk management; senior management’s role and responsibility for managing compliance risk effectively; a bank’s need to have a comprehensive compliance policy; main features of a compliance function that enable it to operate in an effective and robust manner; and the definition and expansion of the scope of the compliance function and the role of the chief compliance officer.
In November 2017, the Ministry of Justice published a non-restricted version of the Main Findings of the Money Laundering National Risk Assessment, which was conducted under the Attorney General’s instruction and was coordinated by the Israel Money Laundering and Terror Financing Prohibition Authority (IMPA). The report found that the Israeli banking system mitigates well the exposure to the risks of money laundering and terror financing by implementing quality controls that ensure compliance with AML/CFT regulations, and by implementing effective measures for tracking, monitoring and managing those risks while considering all of the risk factors in this context.
In December 2018, Israel became a full member of the Financial Action Task Force (the “FATF”). Prior to this, the State of Israel conducted in-depth and thorough risk assessments of its measures to combat money laundering and terror financing. Throughout this process, the country demonstrated its commitment to protecting the integrity of its financial system. Israel has established a robust AML/CFT framework, which has proven successful in identifying and responding to such risks.
In January 2020, the BSD amended the Reporting to the BSD Directive regarding Semi-Annual Report on Exposure to Compliance Risk (No. 825). The directive requires banking corporations to report specific information related to accounts at high risk with regard to compliance, such as hold-mail accounts, accounts of politically exposed persons and money services business accounts.
In November 2021, the IMPA published an updated National Risk Assessment (“NRA”) report. The report contains an assessment of the latest vulnerabilities and money laundering threats to the Israeli economy. According to the report, risk factors that placed the banking system at higher risk in 2020 included: nonprofit organizations, financial service providers, public figures, virtual assets and offshore activity. The NRA report states that the banking system copes well with these risk factors by using controls, monitoring and using risk management tools.
In 2025-2026, the State of Israel, led by the Anti-Money Laundering and Terrorist Financing Authority, worked to update the national risk assessment. As part of this process, the BSD updated its risk assessment in accordance with the FATF recommendations to identify and assess the individual and unique risks to which the banking system is exposed.
Israel’s AML/CFT regulatory regime is constantly subject to examination, review and revision in order to better respond to new challenges arising from the increasing sophistication of offenders. For further discussion on anti-money laundering matters, see “— Anti-Money Laundering Law,” above.
In recent years, the BSD has updated the Proper Conduct of Banking Business Directives, including those on the prevention of money laundering, countering terrorism financing and customer identification risks. These amendments were intended to keep up with changes and technological developments in the payments sector and the business environment and to improve the management of compliance risks among Israeli banks in accordance with international standards in the following ways: (1) a simplified arrangement for customer identification and verification procedures during the provision of payment services by banking corporations, with an emphasis on payment applications; (2) regulation of risk management in the prevention of money laundering and terrorism financing in connection with the provision of payment services ancillary to activity involving virtual currency (as distinct from payments made in virtual currency); (3) adjustments to the FATF’s requirements with respect to electronic transfers originating inside and outside of Israel and in third-party accounts, as well as providing a simplified identification arrangement for the remote onboarding of customers who have an investment portfolio management account with the relevant banking corporation; (4) facilitating the management accounts for licensed regulated financial entities whose activities are subject to anti-money laundering orders; (5) a special arrangement for opening a bank account for a regional development bank (international financial institution), which is intended to encourage the activity of such institutions of which the State of Israel is a member; and (6) special arrangements establishing certain simplifications regarding the verification of identification details of new immigrants and Israeli citizens residing abroad, following a change introduced by the Population and Immigration Authority regarding the method of verification against the Population Registry.
Following the FATF’s recommendations, the BSD published its assessment of the main existing and emerging money laundering and terrorism financing risks to the banking system (the findings of the National Risk Assessment were released to the public in November 2021). In addition, in line with the FATF’s standards, the BSD developed a risk assessment methodology tailored to the unique characteristics of money laundering and terrorism financing. The BSD’s findings are being used as a basis for the establishment of supervisory policies and priorities, as well as in the allocation of resources to address and mitigate the identified risks.
Table No. 35
Assets, Liabilities, and Equity Capital of the Five Major Banking Groups
(In NIS millions)
	2022	2023	2024	2025
Assets
In local currency(1)	2,006,031	2,069,800	2,237,012	2,467,100
In foreign currency	359,489	413,748	440,129	479,688
Total assets	2,365,520	2,483,548	2,677,141	2,946,788
Liabilities and equity capital
In local currency(2)	1,834,100	1,912,331	2,066,286	2,336,585
In foreign currency	531,420	571,217	610,855	610,203
Total liabilities and equity capital	2,365,520	2,483,548	2,677,141	2,946,788
Equity capital	157,327	177,519	199,711	219,780

(1)
Including non-financial items.

(2)
Including non-financial items, minority interests and equity.

Source:   Financial statements to the public.
Capital Markets
Israel Securities Authority.   The ISA was established under the Securities Law, 1968 to protect the interests of the investing public. The ISA maintains a broad range of regulatory powers and responsibilities. Within the framework of its mandate, the ISA is charged with, among other things:
•
Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well as prospectuses for mutual fund units sold to the public;

•
Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;

•
Regulating and supervising the activities of the mutual fund industry, including on-going monitoring of mutual fund filings;

•
Overseeing the fair, orderly and efficient activity of secondary markets;

•
Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including thorough compliance reviews and disciplinary complaints against those investment professionals for adjudication by a disciplinary committee;

•
Investigating violations under the Securities Law, 1968, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995, and other laws related thereto; and

•
Supervising compliance of portfolio managers and non-bank members of the TASE, under the Prohibition of Money Laundering Law, 2000.

The ISA originates and drafts the vast majority of primary and secondary securities-related legislation in Israel. Furthermore, it collaborates with government authorities to formulate policies and laws governing capital market activities. The ISA also collaborates with the Institute of Certified Public Accountants in Israel to fund and oversee the Israel Accounting Standards Board, which is responsible for establishing accounting standards for Israeli companies. The Minister of Finance appoints the chairperson of the ISA and its commissioners. The ISA plenum convenes monthly and performs its duties through permanent and ad hoc committees. The ISA is financially independent and does not rely on government funding; its budget is funded exclusively through annual regulatory fees paid by entities regulated by the Securities Law and the Joint Investment Trust Law. The ISA’s annual budget is approved by the Minister of Finance and the Knesset Finance Committee.
The ISA monitors a wide range of statutory disclosure requirements, including periodic reports, directors’ reports, quarterly financial statements and immediate reports. These reporting obligations are judicially enforceable at the ISA’s petition. Furthermore, the ISA maintains the regulatory authority to mandate that the TASE suspend trading in the securities of a specific company when necessary to protect the investing public.
The TASE.   The TASE is the sole authorized stock exchange and public securities market in Israel. It is highly regulated, both internally and externally, by the ISA. The TASE’s internal bylaws govern membership, securities registration, trading suspensions and the ongoing obligations of listed entities. All financial instruments, including equities, convertible securities, treasury bills, government and corporate bonds, structured products, exchange-traded notes, and derivatives, are traded via the Tel Aviv Continuous Trading system, a fully automated, computerized platform providing real time data. As of December 31, 2025, the TASE comprised 25 members, with 546 companies (excluding exchange-traded notes) maintaining equity listing. In terms of performance, the TASE demonstrates a high degree of correlation with the major stock markets of developed countries.
Equity Market Performance.   The Tel Aviv 125 (“TA-125”) and Tel Aviv 35 (“TA-35”) are the main indices of the TASE and primary indicators of the stock price performance of Israel’s public companies. The TA-125 and TA-35 measure the 125 and 35 companies, respectively, with the highest market capitalization listed on the TASE that meet the indices’ threshold requirements.
In 2025, the Israeli capital market demonstrated resilience in the civil and business sectors amid significant security, geopolitical and economic challenges. 2025 was defined by several pivotal shifts: combat with Iran and its proxies, including the 12-day war in June, the ceasefire with Hamas and return of all the hostages in October, continued efforts to address inflationary pressures, fiscal policy aimed at deficit reduction, and the first interest rate cut since the beginning of 2024. Economic activity recovered gradually throughout 2025, gaining significant momentum in the second half of the year as regional stability improved. For more information, see “— Banking System”.

In response to these developments, leading TASE equity indices reached record highs. The TA-35, TA-90 and TA125- indices surged by 51.6%, 46.6% and 50.96%, respectively, in 2025, compared to the end of 2024, significantly outperforming major global benchmarks such as the S&P 500 (+17.9%) and NASDAQ 100 (+21.0%). The ceasefire with Hamas reduced economic uncertainty and reduced Israel’s risk premium. This shift prompted a reversal in foreign investor sentiment, resulting in net equity purchases of $2.6 billion, primarily within the financial and defense sectors, following net equity sales in 2024 of $0.35 billion. By September 2025, the value of foreign institutional holdings in non-dual-listed shares reached a record high of US$19.2 billion (NIS 63.5 billion), a 70% increase compared to September 2024.
Throughout 2025, the TASE remained a primary financing engine for both the government and the private sector, exhibiting a marked increase in activity compared to 2024. The IPO market saw a robust recovery, with 21 companies completing initial offerings and additional companies listing their shares without raising capital, including one dual-listed company. Total equity capital raised reached $6.58 billion. The corporate bond market also experienced a strong year, with total issuances amounting to $58.62 billion. Notably, 30 new companies entered the public debt market, raising a combined total of $1.97 billion.
The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2025, there were 49 companies dual-listed on the TASE and foreign exchanges.
The Bond Market.   In 2025, the average daily trading volume of government bonds reached $1.029 billion, a 11.8% increase compared to the previous year. For corporate bonds, including structured bonds and ETFs, the average daily trading volume in 2025 was $0.37 billion, reflecting a 24% increase compared to the average daily trading volume in 2024.
The MoF’s debt raised in 2025 totaled $43.1 billion, a reduction compared to the $51 billion raised in 2024, but exceeding the $23.9 billion raised in 2023. The MoF’s floatation of bonds during the year was accompanied by redemptions in a total amount of $33.3 billion, of which an amount of $24.8 billion related to Shekel bonds and an amount of $8.5 billion related to CPI-linked bonds.
In 2025, debt raised by the business sector on the bond market (excluding structured bonds) totaled $50.1 billion, compared to $26.5 billion raised in 2024, an increase of 89%. In line with the trend observed in recent years, most of the debt raised in 2025 was raised by banks and real estate companies.
The volume of debt raised by banks in 2025 totaled $16.8 billion, compared to a total of $7.02 billion in 2024. Concurrently, real estate companies raised total debt of $17.6 billion in 2025, compared to $11.84 billion in 2024, a 48.6% increase. Of said amount, $1.3 billion was raised by 22 new real estate companies that joined the TASE and issued bonds to the public for the first time.
Government Bonds.   The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. As of June 2026, there are 13 primary dealers of government bonds.
In 2006, a broad reform in the government bonds market was implemented. The 2006 reform helped increase liquidity and transparency of Israeli capital markets, and encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. Gross local currency tradable government debt raised (not including switch auctions) in 2025 was approximately NIS 137 billion compared to NIS 186 billion in 2024. In 2023, gross government debt raised was approximately NIS 87 billion compared to approximately NIS 40 billion in 2022. The net local currency tradable government debt raised in 2025 was approximately NIS 69 billion, compared to approximately NIS 147 billion in 2024, approximately NIS 36 billion in 2023 and approximately negative NIS 46 billion in 2022.
In January 2019, the Government raised €2.5 billion through an EMTN offering, consisting of €1.25 billion in 10-year bonds bearing 1.500% interest and €1.25 billion in 30-year bonds bearing 2.500% interest. In January 2020, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $1 billion principal amount of 2.500% bonds due 2030 and an aggregate $2 billion principal amount of 3.375% bonds due 2050. In March 2020, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2 billion principal amount of 2.750% bonds due 2030, an aggregate $2 billion principal amount of

3.875% bonds due 2050, and an aggregate $1 billion principal amount of 4.500% bonds due 2120. In April 2020, Israel completed an aggregate $5 billion principal amount of 3.800% bonds due 2060. This issuance was dual-listed on the London Stock Exchange and, for the first time, on the Taiwanese Stock Exchange. In January 2022, Israel completed an issuance in the Euro market, issuing €1.5 billion aggregate principal amount of 0.625% bonds due 2032. In January 2023, Israel completed its first green bond issuance, issuing an aggregate of $2 billion principal amount of 4.500% bonds due 2033. In March 2024, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2.0 billion principal amount of 5.375% bonds due 2029, an aggregate $3.0 billion principal amount of 5.500% bonds due 2034 and an aggregate $3.0 billion principal amount of 5.750% bonds due 2054. In February 2025, Israel completed a dual-tranche issuance in the global markets, issuing an aggregate $2.5 billion principal amount of 5.375% bonds due 2030 and an aggregate $2.5 billion principal amount of 5.625% bonds due 2035. In January 2026, Israel completed a triple-tranche issuance in the global markets, issuing an aggregate $2.25 billion principal amount of 4.500% bonds due 2031, an aggregate $2.0 billion principal amount of 5.000% bonds due 2036 and an aggregate $1.75 billion principal amount of 5.875% bonds due 2056.
Institutional Investors.   In recent years, the role of institutional investors in the Israeli capital markets has increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2025, assets held by pension funds totaled $504 billion, assets held by provident and severance pay funds totaled $166 billion, assets held by advanced study funds totaled $151 billion, assets held by life insurance savings plans totaled $219 billion, and assets held by mutual funds totaled $237 billion.
Gold Reserves.   The State and the BoI have not maintained gold reserves or other gold stocks since 1992.

PUBLIC FINANCE
General
The Government budget covers the expenditures and revenues of the central government and does not include the accounts of the National Insurance Institute, the National Institutions, local authorities, the BoI, or surpluses and deficits of Government authorities.
The Budget Process
The Government’s fiscal year ends on December 31. Each year, the annual budget preparation process typically begins in April, when the Budget Department of the MoF initiates inter-ministerial consultations and coordinates discussions with various ministries. During August and September, the budget details are finalized within the Government. A proposed budget bill, along with all necessary supporting information, must be submitted to the Knesset for its approval at least 60 days prior to year-end. To ensure the State continues to operate when the Government fails to pass the annual budget law, a temporary budget mechanism is activated at such times that a new budget law is not adapted. This mechanism applies the previous year’s original budget with any subsequent adjustments, and allocates one-twelfth of the total for each month in the new year until a new budget law is approved.
By law, the Government is also required to submit a three-year projection of government financial obligations, containing fewer details than the annual budget, alongside the annual budget proposal. After the proposed budget is reviewed by the Knesset Finance Committee in coordination with relevant ministers and officials, the Knesset votes to approve the annual budget into law.
On March 24, 2025, the Knesset approved the budget law for 2025 after operating with a temporary budget during the first quarter of the year. Later in the year, the budget law for 2025 was revised, primarily to address additional expenditure due to the 12-day escalation of hostilities between Israel and Iran, “Operation Rising Lion”, that took place in June 2025. The additional budget law for 2025 was approved by the Knesset on September 30, 2025 to allow funding of the military operations as well as other, relatively small civilian expenses due to the operation. The additional expenditure totaled NIS 31 billion, covering both defense and civilian costs.
Fiscal Framework
The Deficit Reduction and Budgetary Expenditure Limitation Law (the “Deficit Reduction Law”) sets limits on both the fiscal deficit and the growth rate of government expenditures, and is integral to maintaining Israel’s fiscal stability. In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992.
In May 2010, in accordance with a government proposal, the Knesset amended the Deficit Reduction Law. The amendment stipulated that the real growth of government expenditures would be calculated as a ratio of 60% (the medium- term target) divided by the last known debt-to-GDP ratio, multiplied by the average GDP growth rates over the previous ten years for which GDP data from the Central Bureau of Statistics is available.
In 2014, another amendment was made to the Deficit Reduction Law. The amendment stipulated that the real growth rate of government expenditures could not exceed the average population growth rate over the previous three years, plus the ratio of the medium-term debt target (now set at 50%) to the current debt-to-GDP ratio.
If the increase in the expenditure rate (calculated according to the expenditure ceiling) leads to a deviation from the deficit ceiling, the expenditure growth rate will be reduced. The Deficit Reduction Law sets a ceiling on expenditures based on actual figures rather than forecasts, thereby enhancing the simplicity, transparency and credibility of the Government’s fiscal policy.
The deficit ceiling established under the Deficit Reduction Law applies to the proposed budget rather than actual expenditures or revenues. As such, no legal adjustment to government expenditures is required if the actual deficit exceeds the ceiling due to unforeseen deviations in actual government revenues or expenditures.

The Deficit Reduction Law contributed to a decline in the debt-to- GDP ratio in the years leading up to the onset of COVID-19. In 2020, due to the economic impact of the pandemic and the Government’s policy responses, there was a sharp increase in government debt, a key indicator of economic stability.
As a result of a recovery in overall economic activity and in government revenues, the debt-to-GDP ratio nearly returned to its pre-crisis level at the end of 2022. However, in 2023, due to the outbreak of the war in Gaza the debt-to-GDP ratio began to rise again, and by the end of 2024 the ratio had increased significantly. At the end of 2025, the debt-to-GDP ratio stood at 68.4%.
In November 2015, a seven-year deficit plan was approved to gradually lower the deficit to 1.5% by 2021 and to maintain it thereafter. This plan was subsequently amended several times to reflect changes in the economic environment. The original target date to achieve the 1.5% goal was ultimately postponed to 2026. However, the extraordinary revenues in 2022 brought the deficit below the long-term target, and the year ended in surplus of 0.6% of GDP. The deficit limits set in the plan were not revised in the 2023-2024 pre-war budget laws, in which the projected deficits for 2023-2024 remained below the legal ceiling. Following the outbreak of the war in Gaza (the “Iron Swords War”), however, successive supplementary budget laws were passed for 2023 and 2024, culminating in a deficit ceiling of 7.7% for 2024. In 2025, the initial deficit ceiling was set at 4.7% (with an additional 0.2% reserve in case of military escalation). However, due to “Operation Rising Lion”, a supplementary budget law was passed which increased the deficit ceiling to 5.2% for 2025.
In 2015, as part of its approval of the 2015-2016 budget and economic plan, the Knesset passed legislation under the framework of the Budget Foundations Law, which specifies a medium-term budget framework. This bill came into force on January 1, 2016 and includes the following provisions:
•
A requirement for the bi-annual mandatory publication of fiscal frameworks and governmental obligations for the three following years.

•
A requirement for consolidation in order to meet multi-year expenditure limits, starting with the budget for the 2017 fiscal year. This limits the Government’s ability to make new financial commitments without first presenting a budgetary source. The Government will not be able to take on new commitments or reduce taxes if it exceeds the multi-year expenditure rule or the deficit ceilings.

In 2020, due to economic uncertainties caused by COVID-19, the ceiling on government expenditures was revised to allow for a temporary increase beyond the limits set in the Deficit Reduction Law, resulting in modified debt ceilings of 21.34% for the 2020 fiscal year and 12.69% for the 2021 fiscal year. By law, these additional expenditures were required to address needs directly related to the COVID-19 pandemic and efforts to promote a swift recovery. These increases to the ceiling were temporary and are not considered in the calculation of future expenditure ceilings.
In 2021, further amendments were made to the expenditure growth ceiling. The nominal growth of expenditures was indexed to the median of the BoI’s target inflation range (2%) rather than to an average of past CPI rates. Additionally, the temporary multi-year increase in COVID-19-related expenditures was extended by allowing a further 2.3% increase in the expenditure ceiling growth rate.
In 2023, additional amendments were made to the expenditure ceiling to adjust for the new pricing environment following the global inflationary surge in 2022. Instead of calculating the price coefficient for the expenditure growth rate for 2023 using the average inflation in 2019-2021, the Government decided to set it at the average annual inflation rate of 2022. The nominal growth coefficient for 2024 was set based on the average annual inflation rates in 2021-2023. From 2025 and onward, the coefficient reverted to being calculated according to the original law.
Together with the budget for 2023-2024, the Knesset approved an additional law imposing a new fiscal limit on the Government. Under this fiscal rule, if a budget for a given year is submitted to the Knesset more than six months before the start of that year, the Government is required to re-examine its fiscal forecasts prior to the beginning of the fiscal year. If the updated forecasts indicate a deviation from either the deficit ceiling or the expenditure ceiling, the Government must take corrective action to bring the budget back in line with the original frameworks previously approved by law.
Due to the outbreak of the “Iron Swords War”, the expenditure ceiling was temporarily revised in both late 2023 and again multiple times in 2024 to allow spending beyond the limits set in the Expenditure Law. In

2023, the ceiling was increased by 5.7% (3.75% for military expenses and 1.95% for war-related civilian needs). In 2024, the ceiling was raised by 22.1% (17.8% for military expenses and 4.3% for war-related civilian needs). These increases were temporary and are not factored into future expenditure ceiling calculations. In parallel, the deficit ceilings were also adjusted to 3.7% in 2023, and 7.7% in 2024. In 2025, due to “Operation Rising Lion”, the expenditure ceiling was raised by 6.0% (comprising 5.6% for military expenses and 0.4% for war-related civilian needs). This increase was temporary and is not factored into future expenditure ceiling calculations. In parallel, the deficit ceiling was also adjusted to 5.2% for 2025.
The Government primarily finances its deficits through a combination of local and foreign currency debt, along with proceeds from privatization. For each year from 2021 through 2025, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 4.3%, (0.6%), 4.1%, 6.8% and 4.7%, respectively. In 2021, the deficit was 4.3%, approximately 2.4% lower than the deficit ceiling, due to a stronger than expected economic recovery leading to an 8.6% growth rate and a significant increase in revenues. In 2022, the surplus was 0.6%, approximately 4.5% lower than the deficit ceiling, due to a revenue boost led mainly by the high-tech and real estate sectors. In 2023, the deficit was 4.3%, approximately 0.4% higher than the revised deficit ceiling, due to the sharp increase in expenditures and the reductions in revenues resulting from the outbreak of the war in Gaza. In 2024, the deficit was 6.8%, approximately 0.9% lower than the revised deficit ceiling. In 2025, the deficit was 4.7%, approximately 0.5% lower than the revised deficit ceiling of 5.2%, mostly due to an unexpected increase in revenues.
The following table sets forth the Government deficit and its financing. Domestic expenditures constitute all expenditures made by the Government in Israel. Domestic revenues constitute all taxes collected in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. The table presents the gross budget figures, including revenue- dependent expenditures and contributions from the budget to National Insurance Institute.
Table No. 36
The Budget Deficit and Its Financing
(In Millions of NIS at Current Prices)
	Actual 2021	Actual 2022	Actual 2023	Actual 2024	Actual 2025
Surplus (Deficit) to be Financed	-68,424	10,650	-76,887	-135,087	-97,972
Surplus (Deficit) Excluding Net Credit	-69,157	9,944	-77,133	-135,622	-98,587
Adjustments needed to cash basis	24	-735	-578	-817	-41
Revenues Excluding Principle	412,381	468,894	438,649	484,866	551,647
Total tax revenue excl. VAT on Security imports.	383,222	436,257	411,958	455,399	519,548
Income and Purchase tax	216,172	254,686	237,590	255,196	302,352
Customs and VAT excl. VAT on Defense imports.	160,222	174,193	166,595	191,375	206,896
Fees	6,828	7,378	7,772	8,828	10,300
VAT on Defense imports	1,005	1,081	952	3,165	3,056
Interest and principal collections	304	274	273	269	277
Loans from the Social Security	20,750	22,400	15,200	15,400	13,500
Other Revenues.	7,100	8,882	10,267	10,633	15,266
Expenditures excluding credit	481,562	458,215	515,205	619,671	650,193
Ministries excluding credit	426,396	400,623	453,276	551,273	572,897
Government administration	61,879	65,923	71,692	75,658	82,636
Social services	225,333	211,220	234,469	251,853	265,012
Economic services	44,729	43,972	46,506	51,725	53,575
Defense	74,586	75,009	97,704	168,052	165,496
Other	19,869	4,499	2,905	3,986	6,178

	Actual 2021	Actual 2022	Actual 2023	Actual 2024	Actual 2025
Interest and principal payments, National Insurance Institute(1)	55,166	57,591	61,928	68,398	77,296
Net Credit	733	706	246	536	615
Total Income	1,377	1,453	932	872	925
Total Expenditure	644	747	686	336	309
Total financing	72,934	-30,579	64,706	169,191	91,753
Net Foreign Loans	-4,499	-4,396	22,361	24,991	14,536
Foreign Borrowings	3,579	10,461	39,814	54,102	25,709
Foreign Loan Repayments	8,078	14,857	17,453	29,111	11,173
Net Domestic Loans	63,849	-42,472	32,601	141,376	64,369
Domestic Borrowings	161,261	53,704	120,619	224,284	181,192
Domestic Loan Repayments	97,412	96,176	88,018	82,908	116,822
Net capital income	13,584	16,289	9,745	2,824	12,847
Cash Balance of the Government (at the end of period)(2)(3)
Deposits in NIS	33,351	14,249	13,311	29,237	20,555
Deposits in foreign currency	23,855	34,046	22,663	41,182	60,129
Total	57,206	48,295	35,974	70,419	80,684

(1)
Interest payments and commissions are net of amounts attributable to indexation of NIS-linked government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan.

(2)
Cash balances do not include social security reserves.

(3)
2020 and 2021 data are restated.

Sources:   Ministry of Finance and Bank of Israel.
Socioeconomic Policy
In planning the 2023 and 2024 budgets at the beginning of 2023, the Government approved the economic plan, which accompanies the budget laws every year and includes strategic measures aimed at improving the long-term standard of living by accelerating growth. The 2023-2024 economic plan for accelerating growth was structured around six key chapters. These chapters focus on various areas: integrating all population segments into the workforce and enhancing human capital and technological leadership; expediting national infrastructure projects and addressing housing market issues; promoting competition and reducing centralization in the economy; simplifying bureaucratic processes and regulations for businesses and citizens; optimizing the public sector; and combating illicit black market transactions.
After the outbreak of the “Iron Swords War” on October 7, 2023, the Government passed additional budget laws to address the sharp increase in government expenditures to finance the war. Due to the urgency of passing the additional budget laws, the Government did not pass a comprehensive economic plan along with the budget laws as usual. Instead, the Government focused on a budget balance plan that included consolidation measures on the expenditures side and on the revenues side in order to avoid extremely high levels of deficits and loss of control over the public debt.
Examples of consolidation measures that the Government took on the expenditures side include:
•
Budget cuts;

•
Reallocation within the budget; and

•
Downsizing of coalition funds.

Examples of consolidation measures that the Government took on the revenues side include:
•
VAT increase of 1%;

•
Health and social security tax;

•
Smoking tax; and

•
Commercial banks tax

The 2025 economic plan accompanying the 2025 budget which was approved in March 2025 focused heavily on fiscal responsibility and the stabilization of the debt-to-GDP ratio. In response to the permanent increase in defense spending, the Government enacted measures to both boost revenues and curtail expenditure commitments. These actions were aimed at limiting the deficit to debt-stabilizing levels in 2025 and facilitating a decrease in the debt-to-GDP ratio in the coming years. The plan amounts to an estimated 1.8% of GDP in increased budget revenues and decreased expenditures combined, with the majority of the adjustment derived from an increased tax burden. The 2025 economic plan is in addition to the consolidation policies implemented in 2025 and was undertaken alongside the first amendment to the 2024 fiscal year budget, which included measures such as the VAT increase, as outlined above.
Examples of consolidation measures that the Government took to reduce the deficit include:
•
Public sector wage reductions;

•
Tax indexation freeze and introduction of high-net income tax brackets;

•
Undistributed dividends tax;

•
Social Security tax increase; and

•
General ministry cuts.

The 2026 economic plan, approved with the budget in March 2026, was relatively limited in scope due to the Government’s focus on geopolitical developments and the escalation of military conflicts in the region. Nevertheless, the Government implemented several measures aimed at accelerating growth:
•
Adjustments to income tax brackets targeting higher income deciles;

•
Banking regulation reform to encourage the establishment of small banks and increase market competitiveness; and

•
Amendments to the Planning and Construction Law to ease regulation and shorten the approval times for housing and infrastructure projects.

Taxation and Tax Revenues
In 2025, the total tax burden (including government taxes, social security contributions, local authorities’ taxes and VAT on defense imports) rose to 33.3% of GDP. This represents a notable increase from 30.6% in 2024 and 29.8% in 2023, and a return to levels slightly above the 32.9% in 2022.
As of December 31, 2025, Israel’s fiscal structure remains centered on a progressive income tax, with a top rate of 50%, supplemented (up to a ceiling) by a 19.77% health and social security tax (including employer contributions). On the corporate side, the statutory rate remains 23%, while indirect taxation is driven by an 18% VAT. In addition, there are high sales taxes on cars, alcohol, fuel and tobacco.
As part of the Government’s policy to integrate Israel into the global economy, customs duties have been reduced. While imports from the EU and the United States are generally duty-free, duties remain applicable on selected imports from countries lacking formal trade agreements with Israel. Israel has signed free trade agreements with the United States, the EU, EFTA, Canada, Turkey, Jordan, Mexico, Colombia, Panama, the MERCOSUR countries, Ukraine, the U.K., South Korea, the United Arab Emirates, Guatemala and Vietnam. These free trade agreements lower customs duties on imports from the aforementioned countries.
Complementing these trade agreements, Israel has entered into double taxation treaties with 60 countries, including the United States, Canada, Australia, and most EU members. In 1995, Israel and the United States ratified a double taxation treaty that governs the income taxation of residents of the United States or Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides among other things, for reduced withholding tax rates on certain non-business income, such as dividends, interest and royalties, sourced in one country and received by residents of the other. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of treaty-related disputes through a mutual agreement procedure involving the relevant taxing authorities.
Israel does not levy local taxes on individual or corporate income, nor does it impose an alternative minimum tax. Real estate transactions are generally taxed on a real-profit basis and are subject to a turnover tax scaled to the transaction value. Additionally, local authorities apply municipal taxes on real property based on the relevant property’s size, location and use.
While the COVID-19 pandemic and the restrictions implemented to contain its spread resulted in declines in GDP and tax revenues in 2020, both recovered sharply in 2021 and in 2022, adding approximately 3% of GDP to the total tax burden (including government taxes, social security contributions, local authority taxes and VAT on defense imports). This exceptional growth was driven by a booming high-tech sector, rising asset prices and a surge in high-tax vehicle imports.
However, this upward trajectory subsequently reversed with revenues declining throughout 2023. The war in Gaza in the last quarter of 2023 exacerbated this trend, bringing the tax burden back to its 2020 level. By 2024, tax revenues began to recover despite the ongoing conflict. This rebound was partly fueled by a shift in consumption from 2024 to 2025, particularly as taxpayers accelerated vehicle imports and dividend distributions to precede scheduled tax increases scheduled to take effect in 2025. Consequently, while the 2024 tax burden rose, it remained below its 2021-2022 peak. By 2025, the upward trend in tax collection persisted, with the tax burden rising to 33.3% of GDP, surpassing previous records. This increase was mainly driven by legislative amendments that were adopted to fund substantial war expenditures, as well as robust corporate tax revenues. Among the main tax measures taken were the VAT increase, which was enacted in 2024 and became effective in January 2025, the imposition of taxes on undistributed profits, and an increase in social security taxes.
Table No. 37
General Government Taxes
(In Billions of NIS at Current Prices and in % of GDP)(1)
	2021	2022	2023	2024	2025
Central Government	383.2	436.3	412.0	455.4	519.5
Social Security	79.6	88.8	93.8	99.1	111.6
Local Authorities and others	51.6	55.7	55.4	60.1	72.9
Total	514.4	580.8	561.2	614.6	704.0
Total (in % of GDP)	32.5%	32.9%	29.8%	30.6%	33.3%

(1)
Including social security contributions, local authorities’ taxes and VAT on defense imports.

Source:   Ministry of Finance.
Local Authorities
Local authorities in Israel include 76 municipalities, 127 local councils, 54 regional councils and two industrial councils. The local authorities are required by law to provide certain basic social services, and generally finance the provision of such services through the collection of local taxes (primarily property taxes) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing. Local authorities with greater financial challenges may also apply for supplementary grants from the Ministry of the Interior. As of December 31, 2024, the total outstanding debt of local authorities was approximately NIS 17.5 billion, and their aggregate deficit stood at approximately NIS 4.1 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and are designated for specific purposes, such as social services or education. The Government currently retains the power to approve changes to the taxation rates imposed by local authorities. Government transfers to local authorities in 2024 totaled approximately NIS 42.2 billion.

Social Security System
National Insurance Law.   Under Israel’s National Insurance Law, the National Insurance Institute of Israel (“NIOI”), an independent institution, provides a wide range of social security benefits. These include old-age benefits, long-term care services, unemployment and disability benefits, work injury compensation, birth grants and maternity allowances, and child support payments. In 2025, the NIOI’s total expenditure amount rose to NIS 150 billion, up from NIS 141.6 billion in 2024. These operations are funded through social security taxes levied on employers and employees, in addition to fees paid by the self-employed, unemployed, students and retirees, transfer payments from the Government pursuant to the National Insurance Law, and interest income on accumulated surpluses from previous years. Additionally, the NIOI receives dedicated funding for non-contributory NIOI benefit payments, such as income support and mobility assistance for the disabled, which fall outside the standard national insurance framework.
The Government’s financial support for these programs decreased slightly from 2024 to 2025. In 2025, transfer payments totaled NIS 48.5 billion for contributory social security benefits, and NIS 18.7 billion for non-contributory payments, compared to NIS 51.3 billion and NIS 18.9 billion, respectively, in 2024. Transfer payments from the Government to the NIOI in 2024 and 2025 for war-related causes were used to assist residents who, due to the war, were evacuated from war zones by providing housing and temporary unemployment benefits.
Healthcare
Israel has an advanced and efficient universal healthcare system, with four public healthcare maintenance organizations or “HMOs,” (also known as healthcare funds) and a ratio of one doctor for approximately every 300 individuals. Israel’s healthcare system receives very high ratings in health outcomes, including high life expectancy and healthy life expectancy, low infant mortality rates, high scores in public satisfaction polls, and for the extensive scope of its preventative medicine.
Public healthcare expenditures in 2025 were NIS 99 billion and included spending on government administration, healthcare funds, hospitals, research, investments, public clinics and preventative medicine, among other expenditures. National expenditures on health as a percentage of GDP were 7.3% in 2024, 7.2% in 2023, 7.6% in 2022 and 8.1% in 2021. Public healthcare expenditures as a percentage of GDP peaked in 2020 at 8.4% due to COVID-19 expenses. In 2019, public healthcare expenditures were approximately 4.9% of GDP. A healthcare tax, which varies based on gross salary and averages 4.07% of an individual’s average gross salary, funds about 23.0% of the healthcare system, with the remainder funded by direct government expenditure.
In February 2020, the Government began investing large sums to manage the COVID-19 pandemic, investing over NIS 30 billion by the end of 2022 in health-related expenditures. The funds served to conduct COVID-19 tests, employ larger medical staffs, build accommodating wards and purchase vaccines, among other things.
In 2021, the rapid rate of vaccinations against the COVID-19 virus in Israel enabled the Government to decrease the intensity of its response to the pandemic. Consequently, the Government shifted its efforts in the healthcare sector, focusing on improving mental health services by strengthening primary care solutions intended to curb the deterioration of patients.
In 2023, the Government enacted legislation aimed at improving the regulatory framework governing the relationship between the private and public healthcare systems. The Government established new regulations for the private healthcare insurance market, with the purpose of reducing private spending while improving availability in the public system. Furthermore, the regulations reduce the occurrence of double insurance as a result of private insurance and supplementary insurance of the HMOs in the field of surgeries. The Government also allocated substantial additional funding to the public healthcare system to improve quality and service.
In January 2024, as a response to the October 7, 2023 terror attack on Israel and the ensuing war in Gaza, the Government substantially increased public healthcare funding, focusing on community mental health and rehabilitation services. In 2025, as a response to the ongoing war, the focus on community mental health and rehabilitation services remained a priority.

Pension Funds
Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision of retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make a contribution to the pension fund. Upon reaching retirement age, or at the time of another insurable event, the employee, or the employee’s beneficiaries, become entitled to receive pension payments.
There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new entrants, but existing participants would continue to be covered under the existing plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds with actuarial deficits, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special government bonds to pension funds with actuarial deficits for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.
In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.
As of December 2025, Government obligations under the recovery plan stood at NIS 128 billion. In 2025, the Government transferred NIS 6.6 billion from its budget to legacy pension funds that faced actuarial deficits. The funds are expected to cover the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include Government-mandated uniform regulations for all funds, a uniform method of calculating pensionable earnings, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. Additionally, the Government ceased issuing certain types of non-tradable designated government bonds, in which the legacy pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in non-tradable earmarked government bonds.
As of December 31, 2025, long-term investments totaled NIS 2,835 billion, of which NIS 1,195 billion was invested in new pension funds, NIS 412 billion was invested in old pension funds, NIS 699 billion was invested in life insurance policies, and NIS 528 billion was invested in provident funds and severance pay funds.

PUBLIC DEBT
General
In 2025, government debt increased by approximately 6.5% to NIS 1,416.2 billion from NIS 1,329.3 billion at the end of 2024, compared to an increase in government debt of 17.9% in 2024. The increase in 2025 was primarily composed of approximately NIS 82 billion in net debt issuance, reflecting an increase in the Government’s net financing requirement following the continued war in Gaza, and of approximately NIS 1.1 billion attributed to exogenous market variables such as inflation, interest rates and foreign currency exchange fluctuations.
The debt-to-GDP ratio is a critical metric utilized by international credit rating agencies to assess sovereign creditworthiness and macroeconomic stability. In 2025, the public debt-to-GDP ratio, including municipalities, increased by approximately 0.7% from 2024, reaching 68.4%. Additionally, the government debt-to-GDP ratio rose to 67.1%, marking a 0.8% increase compared to 2024. In 2025, the fiscal deficit narrowed, while sovereign revenues demonstrated structural resilience, expanding at a nominal rate of approximately 14.0%.
Table No. 38
Government and Public Debt
(In Billions of NIS at End of Year Prices)
	2021	2022	2023	2024	2025
Central Government	1,044.1	1,037.1	1,127.4	1,329.3	1,416.2
As percent of GDP	66.0%	58.8%	59.9%	66.3%	67.1%
Other Public Agencies(1)	26.6	27.2	27.3	28.4	28.2
As percent of GDP	1.7%	1.5%	1.5%	1.4%	1.3%
Total	1,070.8	1,064.2	1,154.7	1,357.7	1,444.4
As percent of GDP	67.7%	60.3%	61.3%	67.7%	68.4%

(1)
Including the debt of the local authorities, but excluding their debt to the central government.

Source:   Bank of Israel; Ministry of Finance; Central Bureau of Statistics.
Central Government Debt
As described above, in 2025, government debt increased by 6.5% to NIS 1,416.2 billion. This increase was mainly attributable to net positive debt issuance to satisfy the Government’s financing requirements. In addition, exogenous market-risk factors such as inflation, interest rates and foreign exchange fluctuations contributed to the overall increase. As presented in the table below, the total Central Government Debt comprises the outstanding amounts of marketable domestic currency debt, non-tradable domestic currency debt and foreign currency debt.

Table No. 39
Central Government Debt
(In Billions of NIS)
Segment	Description	2021	2022	2023	2024	2025
Tradable Local Currency Debt	Floating Rate	39.5	41.2	49.0	65.8	80.0
	Fixed Rate	334.7	300.6	334.4	430.4	466.8
	CPI-Linked	209.4	207.8	222.6	283.7	321.4
	Total	583.6	549.6	606.0	780.0	868.2
Non-Tradable Local Currency Debt	Pension	250.3	268.8	275.8	279.7	280.1
	Insurance	54.7	57.0	57.4	58.5	60.1
	Other	7.6	7.9	7.8	8.1	8.1
	Total	312.6	333.6	340.9	346.3	348.4
Foreign Currency Debt	Israel Bonds	16.7	18.5	22.8	26.7	24.0
	Sovereign bonds	108.5	112.5	143.8	171.0	172.3
	Other (including loan facilities)	1.4	1.4	1.3	1.2	1.1
	Bonds guaranteed by the USA	21.4	21.5	12.5	4.1	2.3
	Total	147.9	153.9	180.4	203.0	199.7
Total Government Debt		1,044.1	1,037.1	1,127.4	1,329.2	1,416.2

Source:   Ministry of Finance.
Maturity of Debt
The average time to maturity of central government debt was 8.3 years at the end of 2025, compared to 8.7 years at the end of 2024.
Table No. 40
Maturity of Debt — Average Time to Maturity
(In Years)
	2021	2022	2023	2024	2025
Domestic Debt	8.2	8.2	8.0	7.7	7.7
Foreign Debt	15.1	15.6	13.8	14.0	12.3
Total Debt	9.1	9.3	8.9	8.7	8.3

Source:   Ministry of Finance.
In recent years, the MoF has taken some major steps to enhance the marketability and secondary-market liquidity of its bonds. Between 1995 and 2025, the CPI-indexed component in the aggregate marketable domestic debt portfolio decreased from 81% to 37%, and the USD-denominated component decreased from 10.1% to 0%. In parallel, the MoF rationalized its issuance calendar by consolidating bond lines and increasing the average benchmark size per tranche. As a result, the number of marketable bond series fell sharply, from 152 in 1998 to only 31 at the end of 2025. In 2025, three series matured and four series were issued. Over the same period, the average series size increased from NIS 1 billion to roughly NIS 27.4 billion.

Table No. 41
Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)
	2021	2022	2023	2024	2025
Tradable	119.3	41.5	116.1	219.9	175.5
Non-Tradable	42.0	12.2	4.5	4.4	5.7
Total	161.3	53.7	120.6	224.3	181.2

Source:   Ministry of Finance.
Domestic Government Debt
Domestic government debt comprises both tradable and non-tradable debt components. As of December 31, 2025, domestic government debt stood at NIS 1,416.2 billion, of which NIS 868.2 billion was tradable debt, compared to NIS 348.4 billion in non-tradable debt. This reflects an increase of approximately 8% in total domestic government debt compared to 2024.
Designated Bonds Reform
“Designated bonds” are CPI-linked, non-tradable domestic bonds issued by the Government specifically for pension funds. Under previous regulations, pension funds were required to allocate 30% of their investment portfolios to these designated bonds, and the Government was legally obligated to issue them in order to meet the funds’ demands.
In 2021, the Economic Efficiency Act 2021 was enacted, replacing the issuance of designated bonds with an “Ensuring Yield” mechanism effective October 1, 2022. This mechanism allows pension funds to invest assets in the capital markets that would otherwise have been allocated to designated bonds, while the Government guarantees a specific return on those invested amounts. The reform was implemented to ensure yield stability in pension fund portfolios, improve budgetary efficiency and strengthen debt management. Since October 2022, the Government Debt Unit has been administering the “Ensuring Yield” mechanism in collaboration with the pension funds, in accordance with the Economic Efficiency Act 2021. Consequently, no new designated bonds were issued since 2023.
External Government Debt
As of December 31, 2025, the government’s external debt stood at NIS 199.7 billion.
Table No. 42
Composition of External Government Debt
(In Billions of USD)
	2021	2022	2023	2024	2025
U.S. Loan Guarantees	6.9	6.1	3.4	1.1	0.7
Sovereign Issuances	34.9	32.0	39.6	46.9	54.1
Israel Bonds Organization	5.4	5.3	6.3	7.3	7.5
Other	0.4	0.4	0.4	0.3	0.3
Total External Debt	47.6	43.7	49.7	55.7	62.7

Source:   Ministry of Finance.
Over the last decade, Israel has shifted away from its traditional external borrowing vehicle, the State of Israel Bonds Organization (“Israel Bonds”), in favor of public sovereign issuances. Nonetheless, Israel Bonds remain a reliable and important financing source for the State, particularly under adverse circumstances, due to the unique characteristics of the investors, both individuals and institutions, including members of the global Jewish community with an interest in Israel. This resilience was evident in 2024 and 2025 following the outbreak of the war in Gaza in October 2023, which triggered increased investment in Israel Bonds. Capital is raised through three primary organizations: Development Corporation for Israel, Development Company for Israel (International) Limited and Canada-Israel Securities, Limited. Bonds and notes issued through Israel Bonds are non-transferable, subject to limited exceptions, and the State expects to continue these issuances in the future. As of December 31, 2025, the outstanding balance of Israel Bonds was approximately $7.5 billion, representing approximately 16% of Israel’s governmental external debt. Total funds raised through Israel Bonds in 2025 amounted to $2.4 billion, compared to $2.5 billion in 2024.
Table No. 43
Total Funds Raised by Israel Bonds
(In Billions of USD)
	2021	2022	2023	2024	2025
Funds Raised	1.35	1.31	2.72	2.53	2.40

Source:   Ministry of Finance.
In 1992, the United States approved up to $10 billion in loan guarantees for U.S. fiscal years 1993 through 1998 to assist Israel with absorbing the influx of immigrants during that period, with Israel completing its financing under this program in January 1998. In April 2003, the United States approved up to an additional $9 billion in loan guarantees. This loan guarantee program has been extended over the years, and in 2012, the United States and Israel entered into an agreement establishing a new framework for administration of the loan guarantee program. This framework provides Israel with access to up to approximately $3.8 billion in remaining loan guarantees from the initial $9 billion commitment. In January 2023, the United States extended the program until September 2028. The loan guarantee program is intended to support Israel’s comprehensive economic strategy and foster conditions for high, sustainable growth.
The amount of guarantees available to Israel under the program may be reduced by an amount equal to the funds expended, or estimated to have been expended, by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the two countries regarding the program’s implementation. Under this framework, the United States guarantees the full payment of principal and interest on certain bonds issued by Israel, and the proceeds from these guaranteed loans may be used to refinance existing debt.
Currently $3.8 billion in U.S. loan guarantees (subject to the reductions described above) remain available.
Derivatives and Hedging Transactions
Israel has never utilized, and currently does not anticipate utilizing, derivative instruments for speculative purposes. As of December 31, 2025, total debt denominated in foreign currency amounted to NIS 199.7 billion, comprising 14% of total government debt. The composition of this foreign currency debt is predominantly USD-denominated debt. As of December 31, 2025, 75% of total foreign currency debt was denominated in USD, 24% in Euro, and the remainder in other currencies. Israel executes hedging transactions, including short-term USD-NIS and EUR-NIS forward transactions and long-term swap transactions. USD-NIS swap transactions serve to reduce foreign currency risk exposure, while EUR-USD transactions help diversify it. As of December 31, 2025, the composition of Israel’s hedged debt portfolio was: 64% USD, 26% Euro, 9% NIS and 1% of other currencies.
While hedging transactions help mitigate market risk, specifically currency risk, they expose Israel to credit risk, particularly counterparty risk. This credit risk is managed within the framework of master agreements established by the International Swap and Derivative Association (“ISDA”), which regulate the legal procedures for collateral transfers. Pursuant to ISDA’s Credit Support Annex, margin calls are executed based on the fair value of the transaction (mark-to-market), subject to the thresholds established in the applicable agreement.
As of December 31, 2025, Israel’s stock of swap transactions amounted to $18.4 billion, which comprised $4.7 billion in EUR-NIS transactions, $10.3 billion in USD-NIS transactions, and $3.4 billion in transactions denominated in other currencies. As of December 31, 2025, the total mark-to-market value of these swap transactions was approximately $1.5 billion in favor of the State’s respective counterparties.
Table No. 44
Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2025)
(In millions of the respective currency)	USD	CAD	EUR	GBP	JPY	Total
State of Israel bonds	7,079	474	77	94	—	7,724
Loans from foreign governments and other loans	246	—	83	—	—	329
Tradable bonds guaranteed by the U.S. Government	708	—	—	—	—	708
Sovereign bonds – unguaranteed	38,783	—	14,777	136	326	54,022
Total	46,816	474	14,937	230	326	62,783
Net Public Debt
Net public debt as of December 31, 2025, was NIS 1,400.9 billion (66.3% of GDP), comprising NIS 1,201.2 billion in local currency debt and NIS 199.7 billion in foreign currency debt. In 2024, net public debt stood at NIS 1,301.3 billion (64.9% of GDP). The 1.4% increase in the ratio of net public debt-to-GDP in 2025 was largely attributable to the 4.3% government deficit, and was moderated by continued GDP growth. Between 2024 and 2025, GDP at current prices increased by 5.2%. The government deficit dropped from 6.5% of GDP in 2024 to 4.3% of GDP in 2025, primarily due to a rise in tax revenues. These higher revenues stem partly from taxes being raised by 1.25% of GDP in 2025. The ratio of tax revenue to GDP increased by 2.5% of GDP between 2024 and 2025, and was 0.3% of GDP higher than in 2022.
Table No. 45
Net Public Debt(1)
(In Billions of NIS at Current Prices)
	2021	2022	2023	2024	2025
Local Currency(2)	865.8	874.5	935.1	1,098.3	1,201.2
Foreign Currency(3)	147.8	153.9	180.4	203.0	199.7
Total	1,013.6	1,028.4	1,115.5	1,301.3	1,400.9

(1)
Net public debt includes the debt of local authorities, except for the debt of local authorities to the central government.

(2)
In 2024, domestic net public debt increased in real terms (at end-of-year 2023 constant prices) by 13.8%, to NIS 1,064.0 billion.

(3)
For this purpose, foreign currency debt does not include nonresidents’ holdings of NIS-denominated government bonds issued in the domestic market, but does include residents’ holdings of foreign currency- denominated government bonds issued in the global market.

Source:   Bank of Israel.

Table No. 46
Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)
	2021	2022	2023	2024	2025
Local Currency	54.7%	49.6%	49.7%	54.7%	56.9%
Foreign Currency(1)	9.3%	8.7%	9.6%	10.1%	9.5%
Total	64.1%	58.3%	59.2%	64.9%	66.3%

(1)
Foreign currency public debt is defined as the government’s foreign-currency denominated liabilities.

Source:   Bank of Israel; Central Bureau of Statistics.
Domestic Public Debt
In the consolidated balance sheet of the Government and the BoI, domestic net public debt is defined as gross domestic government debt plus the debt of local authorities, less the liabilities of private sector debtors to the public sector and government deposits in the BoI. Essentially, net public debt includes debt of local authorities, but excludes their debt to the government. As of December 31, 2025, domestic net public debt stood at NIS 1,216.3 billion, compared to NIS 1,125.9 billion as of December 31, 2024. The domestic public debt is composed of transferable and non-transferable debt, in each case which is raised through the issuance of Shekel-denominated bonds. Non-transferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements (see “— Designated Bonds Reform” above). In recent years, the amount of non-transferable debt as a portion of the total domestic debt has decreased to approximately 25% (see “Public Finance — Pension Funds,” above).
External Public Debt
Unless otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to non-residents required to be paid in both local and foreign currency by the public sector the private sector, and the banking system (not including mortgage banks, investment finance banking entities and non-bank financial institutions). For the purpose of this definition, the public sector includes the Government, the BoI and national institutions. The data presented does not include cross-currency swap agreements.
The net external debt is defined as the public and private sectors’ external debt, less foreign (debt instrument) assets of both sectors.
Table No. 47
Net External Debt
(in Billions of USD)
	2021	2022	2023	2024	2025
Net External Debt	-225.7	-219.5	-261.2	-289.6	-330.2
As percent of GDP	-45.9%	-41.7%	-51.1%	-53.0%	-53.6%

Source:   Bank of Israel; Central Bureau of Statistics.
The government is the principal borrower of external public debt. In 2025, the public sector’s share of gross external debt amounted to 47.3%, compared to 45.9% in 2024, 47.0% in 2023, 50.9% in 2022, and 50.9% in 2021. The share of the public sector gross external debt as a percentage of the total government debt was 17.6% in 2025, compared to 18.5% in 2024, 21.9% in 2023, 26.8% in 2022, and 24.3% in 2021 (in each case, at year-end).
Total public sector external debt in 2025 amounted to $77.9 billion, compared to $67.5 billion in 2024,

$67.9 billion in 2023, $79.0 billion in 2022, and $81.6 billion in 2021. The total public sector external assets in 2025 amounted to $247.4 billion, compared to $224.5 billion in 2024, $209.4 billion in 2023, $201.4 billion in 2022, and $219.7 billion in 2021.
The net external debt of the public sector is defined as the public sector’s external debt less foreign assets of the public sector.
Table No. 48
Outstanding Public Sector External Debt
(End-year Balances in Millions of USD)
	2021	2022	2023	2024	2025
Public sector external debt(1)
Foreign governments and international institutions	4,042	3,977	4,027	3,908	4,076
Negotiable bonds guaranteed by the U.S. government	7,309	6,555	3,992	1,741	1,453
Negotiable bonds – unguaranteed	64,810	63,134	53,538	54,488	64,798
State of Israel bonds	5,327	5,251	6,263	7,312	7,555
Other	158	139	127	109	104
Total	81,645	79,057	67,947	67,558	77,987
Total public sector external assets	219,775	201,442	209,449	224,593	247,444
Net public sector external debt	-138,130	-122,385	-141,502	-157,035	-169,457
(as percent of GDP)	-28.1%	-23.2%	-27.7%	-28.8%	-27.4%

(1)
Includes accrued interest.

Source:   Ministry of Finance and Bank of Israel.
Table No. 49
Forward Amortization of External Debt — Principal Payments
(in Millions of USD)(1)
	2026	2027	2028	2029	2030	2031 onwards
Public sector	9,389	6,948	4,980	5,437	6,088	43,977
Foreign governments and international institutions	11	3	1	1	1	4,056
Negotiable bonds guaranteed by the U.S. government	48	7	0	0	0	334
Negotiable bonds – unguaranteed	7,207	5,312	3,900	4,859	5,465	38,055
State of Israel bonds	2,108	1,611	1,064	562	618	1,493
Other	15	15	15	15	4	39
Private sector	3,480	5,378	6,861	5,188	5,400	5,050
Financial loans	1,321	1,761	2,202	2,202	1,321	0
Bonds	591	1,526	2,045	372	2,511	5,050
Equity-holders’ loans	1,568	2,091	2,614	2,614	1,568	0
Total direct credit external liabilities (Debt Instruments)	12,870	12,326	11,841	10,624	11,489	49,028

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data. The data do not include accrued interest.

Source:   Ministry of Finance and Bank of Israel.

Table No. 50
Forward Amortization of External Debt — Interest Payments
(In Millions of USD)(1)
	2026	2027	2028	2029	2030	2031 onwards
Public sector	2,231	1,735	1,487	1,296	1,151	15,823
Foreign governments and international institutions	5	4	4	3	3	146
Negotiable bonds guaranteed by the U.S. government	305	62	18	18	18	56
Negotiable bonds – unguaranteed	1,624	1,457	1,300	1,158	1,041	15,275
State of Israel bonds	283	198	151	103	76	209
Other	14	14	14	14	14	137
Private sector	1,152	1,008	772	522	312	1,204
Financial loans	388	329	252	155	58	0
Bonds	382	354	272	214	197	1,204
Equity-holders’ loans	382	325	248	153	57	0
Total direct credit external liabilities (Debt Instruments)	3,383	2,743	2,259	1,818	1,463	17,027

(1)
Based on the debt balance as of the end of the period preceding the forecasted payments. Excludes trade credit and banking system data.

Source:   Ministry of Finance and Bank of Israel calculations.
State Guarantees
The Government may issue, in certain cases, financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees generally require the payment of a certain fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset. The aggregate amount of all obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year (excluding the development budget). In exceptional circumstances, the Government may increase the rate to 25% of the annual budget for a period not to exceed 18 months.
Government guarantees fall into several categories:
i.
Guarantees to support economic activities, including encouragement of capital investment and lending to small and medium enterprises (“SMEs”);

ii.
Guarantees to support foreign trade, including export guarantees against foreign, political, and commercial risks made through ASHR’A, the Israel Foreign Trade Risks Insurance Corporation Ltd., which is a government-controlled company, or through private export insurance companies;

iii.
Special guarantees for a loan taken by the IEC from Citibank to establish an infrastructure project;

iv.
Special guarantees to support SMEs and large enterprises during times of emergency, such as the COVID-19 pandemic and the war in Gaza. There are three main programs in this category that have been initiated by the Government during the recent war in Gaza:

a)
Establishing dedicated guarantee loan tracks designed for small, medium and large businesses. The purpose of the designated tracks is to assist businesses that have experienced cash flow difficulties due to the war to obtain loans from the banking system. To further support businesses in their recovery process and boost activity, the Government has allowed the banking system to extend a grace period for loan repayments by extending the deadline for up to an additional nine months. As of June 1, 2024, the loan tracks had closed for new applications.

b)
Supporting local businesses in the field of short-term credit insurance, with the aim of encouraging economic growth and employment by providing a guarantee to top up coverage beyond the basic coverage of private insurance companies to their clients.

c)
Establishing a state guarantee framework to enable Israeli airlines to issue insurance policies against war risks, thereby ensuring the continuity of air operations in the State of Israel. The insurance policies are issued by Inbal Insurance Company Ltd. and are contingent upon the cancellation or reduction of existing insurance coverage held by Israeli airlines, limiting coverage to war risks within the geographical area of the State of Israel.

v.
Guarantees in accordance with the Law for Disabled Persons and Bereaved Families are provided by the Government for loans from banks to IDF disabled veterans and bereaved families. These guarantees constitute a benefit granted by the State to eligible individuals, and were added following a reassessment conducted in 2025.

vi.
Against the backdrop of the outbreak of the “Iron Swords War”, the Government launched a program in cooperation with the Jewish Agency for Israel, a national institution described further under “National Institutions”, to provide loans for the establishment of up to 1,000 housing units in the Tekuma region. These loans are backed by a State guarantee totaling NIS 1 billion. Although the guarantee was approved on May 5, 2025, no loans had been drawn for housing construction as of December 31, 2025, as the projects had not yet reached the borrowing stage.

vii.
The MoD launched a program to establish investment funds that will invest in ventures and companies operating in the advanced military industry sector (defense technology). These funds are backed by a State guarantee for up to NIS 200 million and are expected to facilitate investments totaling at least NIS 1 billion. The granting of this guarantee was approved on October 20, 2025, and as of December 31, 2025, no investments backed by this State guarantee had yet been made. Investment funds had not yet been established under this program, although a tender process for the selection of fund managers was underway.

The State guarantees, the associated fees and other receipts are included in the national accounts. As of December 31, 2025, approximately $2 billion in State guarantees remained outstanding. The following table sets forth the State guarantees granted to secure third parties’ indebtedness by category.
Table No. 51
State Guarantees
(In Millions of NIS)
	As of December 31, 2024		As of December 31, 2025
	Grouping(1)	Exposure	Effective Limits of the Program	Exposure as of December 31, 2025
Small- and Medium-Sized Business Funds	(i)	706	771	534
COVID-19 Loan Fund	(iv)(a)	3,268	900	900
Small- and Medium-Sized Business War Tracks	(iv)(a)	1,037	1,126	1,008
International Trade.	(ii)	8,865	11,165	8,507
Israel Electric Corporation Ltd.	(iii)	27	0	0
Top Up Coverage 2020.	(iv)(b)	1,395	1,336	1,336
Top Up Coverage 2023.	(iv)(b)	1,645	1,696	1,696
Long Up Coverage.	(ii)	13	160	11
War Risk Insurance in the Aviation Industry	(iv)(c)	14,233	25,520	6,380
Guarantees under Disabled and Bereaved Families Law	(v)	532	675	675
Total		31,722	43,348	21,047

(1)
Refers to groupings described under “State Guarantees,” above.

Source:   Ministry of Finance.

DEBT RECORD
Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.
Table No. 52
Loans from the Government of the Federal Republic of Germany
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2025 (In Millions)(1)
2.0	Dec. 1996	Dec. 2026	EUR	2.3
2.0	Jan. 1998	Dec. 2027	EUR	2.5
2.0	Sep. 2000	Dec. 2030	EUR	1.1
2.0	Dec. 2001	Dec. 2030	EUR	2.5
2.0	Dec. 2003	Dec. 2030	EUR	0.3
2.0	Dec. 2004	Dec. 2030	EUR	0.5
2.0	Aug. 2005	Dec. 2030	EUR	0.5
2.0	Dec. 2006	Dec. 2030	EUR	0.9
2.0	Dec. 2007	Dec. 2030	EUR	0.5

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Table No. 53
Loans from Non-Israeli Banks
Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2025 (In Millions)(1)
4.157	Dec. 2009	Dec. 2029	EUR	35.3
3.571	Jan. 2012	Jan. 2032	EUR	23.9

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Table No. 54
International Capital Markets Issues
Interest Rate (%)	Issue Date	Maturity	Currency	December 31, 2025 (In Millions)(1)
7.25	Dec.1998	Dec. 2028	USD	250
6.875	Oct. 1999	Oct. 2034	GBP	100
4.5	Jan. 2013	Jan. 2043	USD	1,000
4.5	Mar. 2016	Jan. 2043	USD	500
2.875	Mar. 2016	Mar. 2026	USD	1,000
4.5	Oct. 2016	Jan. 2043	USD	200
1.5	Jan. 2017	Jan. 2027	EUR	1,500

Interest Rate (%)	Issue Date	Maturity	Currency	December 31, 2025 (In Millions)(1)
2.375	Jan. 2017	Jan. 2037	EUR	750
3.25	Jan. 2018	Jan. 2028	USD	1,000
4.125	Jan. 2018	Jan. 2048	USD	1,000
1.5	Jan. 2019	Jan. 2029	EUR	1,250
2.5	Jan. 2019	Jan. 2049	EUR	1,250
2.0	Jul. 2019	Jul. 2069	EUR	500
0.15	Aug. 2019	Aug. 2026	JPY	15,000
2.5	Jan. 2020	Jan. 2030	USD	1,000
3.375	Jan. 2020	Jan. 2050	USD	2,000
1.5	Apr. 2020	Jan. 2029	EUR	200
2.75	Apr. 2020	Jul. 2030	USD	2,000
3.875	Apr. 2020	Jul. 2050	USD	2,000
4.5	Apr. 2020	Apr. 2120	USD	1,000
2.0	Apr. 2020	Jul. 2069	EUR	150
1.5	Apr. 2020	Jan. 2029	EUR	200
3.8	May. 2020	May. 2060	USD	5,000
2.0	Jul. 2020	Jul. 2069	EUR	350
1.5	Aug. 2020	Jan. 2027	EUR	250
0.625	Jan. 2022	Jan. 2032	EUR	1,500
4.5	Jan. 2023	Jan. 2033	USD	2,000
0.63	Oct. 2023	Oct. 2026	JPY	20,000
5.0	Oct. 2023	Oct. 2026	EUR	1,580
5.0	Nov. 2023	Oct. 2026	EUR	220
6.5	Nov. 2023	Nov. 2031	USD	800
1.5	Nov. 2023	Jan. 2029	EUR	185
1.5	Nov. 2023	Jan. 2029	EUR	125
0.625	Nov. 2023	Jan. 2032	EUR	260
1.5	Nov. 2023	Jan. 2027	EUR	315
0.63	Nov. 2023	Oct. 2026	JPY	16,000
6.5	Nov. 2023	Nov. 2031	USD	700
6.25	Nov. 2023	Nov. 2027	USD	725
1.5	Dec. 2023	Jan. 2027	EUR	125
5.0	Dec. 2023	Oct. 2026	EUR	150
5.0	Dec. 2023	Oct. 2026	EUR	450
1.5	Jan. 2024	Jan. 2027	EUR	650
0.625	Jan. 2024	Jan. 2032	EUR	205
1.5	Jan. 2024	Jan. 2029	EUR	260
9.745	Jan. 2024	Jan. 2027	USD	499
9.81	Feb. 2024	Feb. 2027	USD	799
10.1	Feb. 2024	Feb. 2028	USD	499
5.375	Mar. 2024	Mar. 2029	USD	2,000
5.5	Mar. 2024	Mar. 2034	USD	3,000

Interest Rate (%)	Issue Date	Maturity	Currency	December 31, 2025 (In Millions)(1)
5.75	Mar. 2024	Mar. 2054	USD	3,000
10.57	May 2024	May 2028	USD	1,099
12.19	Nov. 2024	Nov. 2028	USD	399
5.375	Feb. 2025	Feb. 2030	USD	2,500
5.625	Feb. 2025	Feb. 2035	USD	2,500

(1)
Data excludes accrued interest on debt outstanding.

(2)
In January 2026, the Government raised $6.0 billion through an offering comprised of $2.25 billion 4.500% bonds due January 2031, $2.0 billion 5.000% bonds due January 2036 and $1.75 billion 5.875% bonds due January 2056.

Source:   Ministry of Finance.

Table No. 55
STATE OF ISRAEL BONDS
ISSUED THROUGH THE DEVELOPMENT CORPORATION FOR ISRAEL
ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
INSTITUTIONAL ISSUES
INSTITUTIONAL JUBILEE PP 8TH ISSUE 5 YEARS	1.35	FEB 2021 – FEB 2021	FEB 2026 – FEB 2026	USD	17.50
INSTITUTIONAL JUBILEE PP 9TH ISSUE 5 YEARS	1.51 – 1.83	MAR 2021 – MAY 2021	MAR 2026 – MAY 2026	USD	10.00
INSTITUTIONAL JUBILEE PP 10TH ISSUE 5 YEARS	2.07	OCT 2021 – OCT 2021	OCT 2026 – OCT 2026	USD	5.00
INSTITUTIONAL JUBILEE PP 11TH ISSUE 2 YEARS	4.64 – 5.03	JAN 2024 – FEB 2024	JAN 2026 – FEB 2026	USD	189.50
INSTITUTIONAL JUBILEE PP 11TH ISSUE 3 YEARS	4.68 – 5.40	NOV 2023 – FEB 2024	NOV 2026 – FEB 2027	USD	493.50
INSTITUTIONAL JUBILEE PP 11TH ISSUE 5 YEARS	4.79 – 5.66	NOV 2023 – FEB 2024	NOV 2028 – FEB 2029	USD	82.50
INSTITUTIONAL JUBILEE PP 11TH ISSUE 10 YEARS	5.95	NOV 2023 – NOV 2023	NOV 2033 – NOV 2033	USD	5.00
INSTITUTIONAL JUBILEE PP 11TH ISSUE 15 YEARS	6.19	NOV 2023 – NOV 2023	NOV 2038 – NOV 2038	USD	37.00
INSTITUTIONAL JUBILEE PP 12TH ISSUE 2 YEARS	4.27 – 5.37	MAR 2024 – AUG 2025	MAR 2026 – AUG 2027	USD	412.20
INSTITUTIONAL JUBILEE PP 12TH ISSUE 3 YEARS	4.66 – 5.50	MAR 2024 – AUG 2025	MAR 2027 – AUG 2028	USD	453.00
INSTITUTIONAL JUBILEE PP 12TH ISSUE 5 YEARS	5.04 – 5.72	MAR 2024 – AUG 2025	MAR 2029 – AUG 2030	USD	172.80
INSTITUTIONAL JUBILEE PP 12TH ISSUE 10 YEARS	5.64	AUG 2024 – AUG 2024	AUG 2034 – AUG 2034	USD	20.00
INSTITUTIONAL JUBILEE PP 12TH ISSUE 15 YEARS	5.85 – 6.27	MAY 2024 – AUG 2025	MAY 2039 – AUG 2040	USD	26.10
INSTITUTIONAL JUBILEE PP 13TH ISSUE 2 YEARS	3.86 – 4.13	SEP 2025 – DEC 2025	SEP 2027 – DEC 2027	USD	85.00
INSTITUTIONAL JUBILEE PP 13TH ISSUE 3 YEARS	4.41 – 4.67	AUG 2025 – DEC 2025	AUG 2028 – DEC 2028	USD	226.50
INSTITUTIONAL JUBILEE PP 13TH ISSUE 5 YEARS	4.66 – 5.00	AUG 2025 – DEC 2025	AUG 2030 – DEC 2030	USD	76.50
INSTITUTIONAL JUBILEE PP 13TH ISSUE 10 YEARS	5.49	SEP 2025 – SEP 2025	SEP 2035 – SEP 2035	USD	0.50
INSTITUTIONAL REINVESTMENT BONDS
REINVESTMENT SAVINGS BOND 11TH INTERN’L	4.35 – 5.34	JAN 2023 – AUG 2023	JAN 2026 – AUG 2026	USD	3.26
REINVESTMENT SAVINGS BOND 12TH INTERN’L	5.61 – 4.72	SEP 2023 – AUG 2024	SEP 2026 – AUG 2027	USD	0.78
REINVESTMENT SAVINGS BOND 13TH INTERN’L	4.40 – 5.20	NOV 2024 – SEP 2025	NOV 2027 – SEP 2028	USD	1.94
REINVESTMENT SAVINGS BOND 14TH INTERN’L	4.24 – 4.34	OCT 2025 – DEC 2025	OCT 2028 – DEC 2028	USD	1.44
JUBILEE
JUBILEE 10TH ISSUE 10 Y CASH	3.10 – 4.26	JAN 2016 – APR 2018	JAN 2026 – APR 2028	USD	192.34
JUBILEE 11TH ISSUE 5 Y CASH	0.44 – 1.70	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	USD	97.51
JUBILEE 11TH ISSUE 10 Y CASH	1.33 – 4.46	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	USD	187.17
JUBILEE 11TH ISSUE 15 Y CASH	1.58 – 4.71	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	USD	56.15
JUBILEE 12TH ISSUE 2 Y CASH	3.81 – 5.25	JAN 2024 – AUG 2025	JAN 2026 – AUG 2027	USD	495.60
JUBILEE 12TH ISSUE 3 Y CASH	4.06 – 5.60	JAN 2023 – AUG 2025	JAN 2026 – AUG 2028	USD	605.28
JUBILEE 12TH ISSUE 5 Y CASH	1.7 – 5.74	SEP 2021 – AUG 2025	SEP 2026 – AUG 2030	USD	906.89
JUBILEE 12TH ISSUE 10 Y CASH	2.60 – 5.96	SEP 2021 – AUG 2025	SEP 2031 – AUG 2035	USD	342.17
JUBILEE 12TH ISSUE 15 Y CASH	2.84 – 6.21	SEP 2021 – AUG 2025	SEP 2036 – AUG 2040	USD	133.41
JUBILEE 13TH ISSUE 2 Y CASH	3.71 – 4.12	AUG 2025 – DEC 2025	AUG 2027 – DEC 2027	USD	165.75
JUBILEE 13TH ISSUE 3 Y CASH	4.05 – 4.42	AUG 2025 – DEC 2025	AUG 2028 – DEC 2028	USD	46.31
JUBILEE 13TH ISSUE 5 Y CASH	4.51 – 4.85	AUG 2025 – DEC 2025	AUG 2030 – DEC 2030	USD	47.16
JUBILEE 13TH ISSUE 10 Y CASH	5.10 – 5.42	AUG 2025 – DEC 2025	AUG 2035 – DEC 2035	USD	17.89
JUBILEE 13TH ISSUE 15 Y CASH	5.35 – 5.67	AUG 2025 – DEC 2025	AUG 2040 – DEC 2040	USD	8.34
JUBILEE 12TH ISSUE 2 Y FINANCING	4.11 – 5.55	JAN 2024 – AUG 2025	JAN 2026 – AUG 2027	USD	79.88
JUBILEE 13TH ISSUE 2 Y FINANCING	4.21 – 4.62	AUG 2025 – DEC 2025	AUG 2027 – DEC 2027	USD	28.05
JUBILEE 4TH INTERNATIONAL ISSUE 10 YEARS	3.10 – 3.91	JAN 2016 – OCT 2016	JAN 2026 – OCT 2026	USD	6.12

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
JUBILEE 5TH INTERNATIONAL ISSUE 10 YEARS	3.12 – 4.08	OCT 2016 – AUG 2017	OCT 2026 – AUG 2027	USD	7.31
JUBILEE 6TH INTERNATIONAL ISSUE 10 YEARS	3.60 – 4.46	NOV 2017 – AUG 2018	NOV 2027 – AUG 2028	USD	9.45
JUBILEE 7TH INTERNATIONAL ISSUE 10 YEARS	3.36 – 4.40	OCT 2018 – AUG 2019	OCT 2028 – AUG 2029	USD	5.27
JUBILEE 7TH INTERNATIONAL ISSUE 15 YEARS	3.60 – 4.56	OCT 2018 – JUL 2019	OCT 2033 – JUL 2034	USD	4.18
JUBILEE 8TH INTERNATIONAL ISSUE 10 YEARS	2.33 – 3.20	SEP 2019 – JUL 2020	SEP 2029 – JUL 2030	USD	5.41
JUBILEE 8TH INTERNATIONAL ISSUE 15 YEARS	2.74 – 3.44	SEP 2019 – MAY 2020	SEP 2034 – MAY 2035	USD	0.31
JUBILEE 9TH INTERNATIONAL ISSUE 10 YEARS	1.72 – 2.23	SEP 2020 – NOV 2020	SEP 2030 – NOV 2030	USD	1.14
JUBILEE 9TH INTERNATIONAL ISSUE 15 YEARS	2.48	NOV 2020 – NOV 2020	NOV 2035 – NOV 2035	USD	0.03
JUBILEE 10TH INTERNATIONAL ISSUE 5 YEARS	1.36 – 1.70	MAR 2021 – AUG 2021	MAR 2026 – AUG 2026	USD	1.10
JUBILEE 10TH INTERNATIONAL ISSUE 10 YEARS	2.23 – 2.86	FEB 2021 – AUG 2021	FEB 2031 – AUG 2031	USD	7.43
JUBILEE 10TH INTERNATIONAL ISSUE 15 YEARS	2.50 – 3.11	MAR 2021 – SEP 2021	MAR 2036 – SEP 2036	USD	2.25
JUBILEE 11TH INTERNATIONAL ISSUE 5 YEARS	1.75 – 4.18	SEP 2021 – SEP 2022	SEP 2026 – SEP 2027	USD	2.81
JUBILEE 11TH INTERNATIONAL ISSUE 10 YEARS	2.60 – 4.47	SEP 2021 – AUG 2022	SEP 2031 – AUG 2032	USD	8.47
JUBILEE 11TH INTERNATIONAL ISSUE 15 YEARS	2.85 – 4.72	SEP 2021 – AUG 2022	SEP 2036 – AUG 2037	USD	3.51
JUBILEE 12TH INTERNATIONAL ISSUE 3 YEARS	4.40 – 5.38	JAN 2023 – AUG 2023	JAN 2026 – AUG 2026	USD	1.07
JUBILEE 12TH INTERNATIONAL ISSUE 5 YEARS	4.46 – 5.44	NOV 2022 – AUG 2023	NOV 2027 – AUG 2028	USD	14.30
JUBILEE 12TH INTERNATIONAL ISSUE 10 YEARS	4.61 – 5.20	OCT 2022 – JUL 2023	OCT 2032 – JUL 2033	USD	1.71
JUBILEE 12TH INTERNATIONAL ISSUE 15 YEARS	4.95 – 5.71	NOV 2022 – SEP 2023	NOV 2037 – SEP 2038	USD	3.24
JUBILEE 13TH INTERNATIONAL ISSUE 2 YEARS	4.27 – 5.25	JAN 2024 – SEP 2024	JAN 2026 – SEP 2026	USD	3.67
JUBILEE 13TH INTERNATIONAL ISSUE 3 YEARS	4.43 – 5.60	OCT 2023 – SEP 2024	OCT 2026 – SEP 2027	USD	135.28
JUBILEE 13TH INTERNATIONAL ISSUE 5 YEARS	4.64 – 5.74	OCT 2023 – AUG 2024	OCT 2028 – AUG 2029	USD	107.49
JUBILEE 13TH INTERNATIONAL ISSUE 10 YEARS	5.15 – 5.96	SEP 2023 – AUG 2024	SEP 2033 – AUG 2034	USD	5.66
JUBILEE 13TH INTERNATIONAL ISSUE 15 YEARS	5.15 – 6.21	OCT 2023 – SEP 2024	OCT 2038 – SEP 2039	USD	3.16
JUBILEE 14TH INTERNATIONAL ISSUE 2 YEARS	3.90 – 4.63	OCT 2024 – SEP 2025	OCT 2026 – SEP 2027	USD	29.20
JUBILEE 14TH INTERNATIONAL ISSUE 3 YEARS	4.30 – 5.07	NOV 2024 – SEP 2025	NOV 2027 – SEP 2028	USD	29.82
JUBILEE 14TH INTERNATIONAL ISSUE 5 YEARS	4.75 – 5.53	NOV 2024 – SEP 2025	NOV 2029 – SEP 2030	USD	10.25
JUBILEE 14TH INTERNATIONAL ISSUE 10 YEARS	5.40 – 5.72	NOV 2024 – SEP 2025	NOV 2034 – SEP 2035	USD	9.65
JUBILEE 14TH INTERNATIONAL ISSUE 15 YEARS	5.57 – 5.97	NOV 2024 – MAY 2025	NOV 2039 – MAY 2040	USD	0.39
JUBILEE 15TH INTERNATIONAL ISSUE 2 YEARS	3.84 – 3.86	SEP 2025 – NOV 2025	SEP 2027 – NOV 2027	USD	0.08
JUBILEE 15TH INTERNATIONAL ISSUE 3 YEARS	4.16 – 4.18	SEP 2025 – DEC 2025	SEP 2028 – DEC 2028	USD	0.05
JUBILEE 15TH INTERNATIONAL ISSUE 5 YEARS	4.51 – 4.71	OCT 2025 – DEC 2025	OCT 2030 – DEC 2030	USD	1.13
JUBILEE 15TH INTERNATIONAL ISSUE 10 YEARS	5.27	OCT 2025 – OCT 2025	OCT 2035 – OCT 2035	USD	0.81
JUBILEE 15TH INTERNATIONAL ISSUE 15 YEARS	5.43 – 5.60	SEP 2025 – DEC 2025	SEP 2040 – DEC 2040	USD	6.07
MACCABEE BONDS-10TH ISSUE 10 YEARS	2.95 – 4.11	JAN 2016 – APR 2018	JAN 2026 – APR 2028	USD	21.26
MACCABEE BONDS-11TH ISSUE 5 YEARS	0.44 – 1.55	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	USD	4.35
MACCABEE BONDS-11TH ISSUE 10 YEARS	1.21 – 4.31	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	USD	9.59
MACCABEE BONDS-11TH ISSUE 15 YEARS	1.43 – 4.56	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	USD	2.90
MACCABEE BONDS-12TH ISSUE 2 YEARS	3.66 – 5.10	JAN 2024 – AUG 2025	JAN 2026 – AUG 2027	USD	16.07
MACCABEE BONDS-12TH ISSUE 3 YEARS	3.91 – 5.45	JAN 2023 – AUG 2025	JAN 2026 – AUG 2028	USD	14.89
MACCABEE BONDS-12TH ISSUE 5 YEARS	1.57 – 5.60	SEP 2021 – AUG 2025	SEP 2026 – AUG 2030	USD	47.34
MACCABEE BONDS-12TH ISSUE 10 YEARS	2.44 – 5.81	SEP 2021 – AUG 2025	SEP 2031 – AUG 2035	USD	16.17
MACCABEE BONDS-12TH ISSUE 15 YEARS	2.70 – 6.06	SEP 2021 – AUG 2025	SEP 2036 – AUG 2040	USD	8.02
MACCABEE BONDS-13TH ISSUE 2 YEARS	3.56 – 3.97	AUG 2025 – DEC 2025	AUG 2027 – DEC 2027	USD	2.77
MACCABEE BONDS-13TH ISSUE 3 YEARS	3.90 – 4.27	AUG 2025 – DEC 2025	AUG 2028 – DEC 2028	USD	1.95
MACCABEE BONDS-13TH ISSUE 5 YEARS	4.36 – 4.70	AUG 2025 – DEC 2025	AUG 2030 – DEC 2030	USD	4.20
MACCABEE BONDS-13TH ISSUE 10 YEARS	4.95 – 5.27	AUG 2025 – DEC 2025	AUG 2035 – DEC 2035	USD	2.02

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
MACCABEE BONDS-13TH ISSUE 15 YEARS	5.20 – 5.52	AUG 2025 – DEC 2025	AUG 2040 – DEC 2040	USD	0.97
MACCABEE BONDS 4TH INTERNATIONAL ISSUE 10Y	3.01 – 3.76	JAN 2016 – AUG 2016	JAN 2026 – AUG 2026	USD	0.12
MACCABEE BONDS 5TH INTERNATIONAL ISSUE 10Y	3.58 – 3.84	FEB 2017 – JUL 2017	FEB 2027 – JUL 2027	USD	0.03
MACCABEE BONDS 6TH INTERNATIONAL ISSUE 10Y	4.03 – 4.31	APR 2018 – AUG 2018	APR 2028 – AUG 2028	USD	0.10
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 10Y	3.27 – 4.25	OCT 2018 – JUL 2019	OCT 2028 – JUL 2029	USD	0.21
MACCABEE BONDS 7TH INTERNATIONAL ISSUE 15Y	4.46	NOV 2018 – NOV 2018	NOV 2033 – NOV 2033	USD	0.02
MACCABEE BONDS 8TH INTERNATIONAL ISSUE 10Y	2.34 – 3.22	AUG 2019 – MAR 2020	AUG 2029 – MAR 2030	USD	0.06
MACCABEE BONDS 9TH INTERNATIONAL ISSUE 15Y	2.30	SEP 2020 – SEP 2020	SEP 2035 – SEP 2035	USD	0.01
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 5Y	1.05	FEB 2021 – FEB 2021	FEB 2026 – FEB 2026	USD	0.02
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 10Y	2.08 – 2.71	FEB 2021 – AUG 2021	FEB 2031 – AUG 2031	USD	0.03
MACCABEE BONDS 10TH INTERNATIONAL ISSUE 15Y	2.86	MAY 2021 – MAY 2021	MAY 2036 – MAY 2036	USD	0.02
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 10Y	2.80	FEB 2022 – FEB 2022	FEB 2032 – FEB 2032	USD	0.01
MACCABEE BONDS 11TH INTERNATIONAL ISSUE 15Y	2.70	SEP 2021 – SEP 2021	SEP 2036 – SEP 2036	USD	0.02
MACCABEE BONDS 13TH INTERNATIONAL ISSUE 2Y	4.58 – 5.10	MAR 2024 – AUG 2024	MAR 2026 – AUG 2026	USD	0.06
MACCABEE BONDS 14TH INTERNATIONAL ISSUE 2Y	3.97 – 4.46	DEC 2024 – JUL 2025	DEC 2026 – JUL 2027	USD	0.08
MACCABEE BONDS 15TH INTERNATIONAL ISSUE 2Y	3.65 – 3.76	OCT 2025 – DEC 2025	OCT 2027 – DEC 2027	USD	0.02
PREMIUM JUBILEE FIXED 12TH ISSUE 5 YEARS	4.86 – 5.16	APR 2025 – AUG 2025	APR 2030 – AUG 2030	USD	68.70
PREMIUM JUBILEE FIXED 12TH ISSUE 10 YEARS	5.46 – 5.67	MAR 2025 – JUL 2025	MAR 2035 – JUL 2035	USD	14.68
PREMIUM JUBILEE FIXED 12TH ISSUE 15 YEARS	5.87 – 5.88	MAY 2025 – JUL 2025	MAY 2040 – JUL 2040	USD	4.60
PREMIUM JUBILEE FIXED 13TH ISSUE 5 YEARS	4.72 – 4.95	AUG 2025 – DEC 2025	AUG 2030 – DEC 2030	USD	47.63
PREMIUM JUBILEE FIXED 13TH ISSUE 10 YEARS	5.25 – 5.50	SEP 2025 – NOV 2025	SEP 2035 – NOV 2035	USD	8.00
PREMIUM JUBILEE FIXED 13TH ISSUE 15 YEARS	5.53	DEC 2025 – DEC 2025	DEC 2040 – DEC 2040	USD	1.00
SAVINGS BOND
MAZEL TOV-8TH ISSUE 5 YEARS	1.90 – 2.41	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	USD	21.06
MAZEL TOV-9TH ISSUE 5 YEARS	2.38 – 6.23	OCT 2021 – AUG 2025	OCT 2026 – AUG 2030	USD	68.37
MAZEL TOV-10TH ISSUE 5 YEARS	5.08 – 5.30	SEP 2025 – DEC 2025	SEP 2030 – DEC 2030	USD	4.60
EMITZVAH SAVING 8TH ISSUE 5 YEARS	1.90 – 2.41	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	USD	0.19
ESHALOM SAVING 9TH ISSUE 1 YEAR	4.05 – 4.64	JAN 2025 – AUG 2025	JAN 2026 – AUG 2026	USD	10.40
ESHALOM SAVING 10TH ISSUE 1 YEAR	3.90 – 4.30	SEP 2025 – DEC 2025	SEP 2026 – DEC 2026	USD	7.20
SHALOM SAVING 9TH ISSUE 1 YEAR	3.95 – 4.54	JAN 2025 – AUG 2025	JAN 2026 – AUG 2026	USD	10.68
SHALOM SAVING 9TH ISSUE 2 YEARS	3.81 – 5.27	JAN 2024 – AUG 2025	JAN 2026 – AUG 2027	USD	12.51
SHALOM SAVING 10TH ISSUE 1 YEAR	3.80 – 4.20	SEP 2025 – DEC 2025	SEP 2026 – DEC 2026	USD	13.14
SHALOM SAVING 10TH ISSUE 2 YEARS	3.91 – 4.21	SEP 2025 – DEC 2025	SEP 2027 – DEC 2027	USD	2.78
EMAZEL TOV SAVINGS BONDS 9 S 5 Y	2.48 – 6.33	OCT 2021 – AUG 2025	OCT 2026 – AUG 2030	USD	111.02
EMAZEL TOV SAVINGS BONDS 10 S 5 Y	5.18 – 5.40	SEP 2025 – DEC 2025	SEP 2030 – DEC 2030	USD	13.26

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
EMAZEL TOV SAVINGS BONDS INTERN’L 4	2.70 – 4.78	DEC 2021 – SEP 2022	DEC 2026 – SEP 2027	USD	0.10
EMAZEL TOV SAVINGS BONDS INTERN’L 5	4.10 – 5.77	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	USD	0.24
EMAZEL TOV SAVINGS BONDS INTERN’L 6	5.36 – 6.33	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	USD	0.66
EMAZEL TOV SAVINGS BONDS INTERN’L 7	5.15 – 6.15	OCT 2024 – SEP 2025	OCT 2029 – SEP 2030	USD	0.32
EMAZEL TOV SAVINGS BONDS INTERN’L 8	5.18 – 5.23	OCT 2025 – DEC 2025	OCT 2030 – DEC 2030	USD	0.13
MAZAL TOV SAVINGS BOND 9TH INTERNATIONAL 5Y	1.92	JAN 2021 – JAN 2021	JAN 2026 – JAN 2026	USD	0.01
MAZAL TOV SAVING BOND 10TH INTERNATIONAL 5Y	1.90 – 2.41	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	USD	0.53
MAZAL TOV SAVINGS BOND 11TH INTERNATIONAL 5Y	2.38 – 4.68	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	USD	0.49
MAZAL TOV SAVINGS BOND 12TH INTERNATIONAL 5Y	4.00 – 5.67	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	USD	0.50
MAZAL TOV SAVINGS BOND 13TH INTERNATIONAL 5Y	5.26 – 6.23	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	USD	0.56
MAZAL TOV SAVINGS BOND 14TH INTERNATIONAL 5Y	5.05 – 6.05	OCT 2024 – SEP 2025	OCT 2029 – SEP 2030	USD	0.58
MAZAL TOV SAVINGS BOND 15TH INTERNATIONAL 5Y	5.08 – 5.13	OCT 2025 – DEC 2025	OCT 2030 – DEC 2030	USD	0.10
SABRA SAVING-9TH ISSUE 3 YEARS	4.10 – 5.61	JAN 2023 – AUG 2025	JAN 2026 – AUG 2028	USD	148.65
SABRA SAVING-10TH ISSUE 3 YEARS	4.14 – 4.51	AUG 2025 – DEC 2025	AUG 2028 – DEC 2028	USD	21.27
SABRA SAVINGS BOND 10TH INTERNATIONAL ISSUE 5Y	1.14 – 1.76	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	USD	2.33
SABRA SAVINGS BOND 11TH INTERNATIONAL ISSUE 5Y	1.83 – 4.23	SEP 2021 – SEP 2022	SEP 2026 – SEP 2027	USD	4.54
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 3Y	4.30 – 5.34	JAN 2023 – SEP 2023	JAN 2026 – SEP 2026	USD	8.05
SABRA SAVINGS BOND 12TH INTERNATIONAL ISSUE 5Y	3.90 – 5.47	SEP 2022 – SEP 2023	SEP 2027 – SEP 2028	USD	26.77
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 2Y	4.21 – 5.28	JAN 2024 – SEP 2024	JAN 2026 – SEP 2026	USD	8.07
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 3Y	4.44 – 5.61	SEP 2023 – SEP 2024	SEP 2026 – SEP 2027	USD	6.67
SABRA SAVINGS BOND 13TH INTERNATIONAL ISSUE 5Y	4.71 – 5.80	SEP 2023 – SEP 2024	SEP 2028 – SEP 2029	USD	8.39
SABRA SAVINGS BOND 14TH INTERNATIONAL ISSUE 1Y	4.02 – 4.38	JAN 2025 – SEP 2025	JAN 2026 – SEP 2026	USD	3.50
SABRA SAVINGS BOND 14TH INTERNATIONAL ISSUE 2Y	3.81 – 4.70	SEP 2024 – SEP 2025	SEP 2026 – SEP 2027	USD	10.05
SABRA SAVINGS BOND 14TH INTERNATIONAL ISSUE 3Y	4.10 – 5.20	SEP 2024 – SEP 2025	SEP 2027 – SEP 2028	USD	10.46
SABRA SAVINGS BOND 14TH INTERNATIONAL ISSUE 5Y	5.80 – 4.52	SEP 2024 – SEP 2025	SEP 2029 – SEP 2030	USD	24.40
SABRA SAVINGS BOND 15TH INTERNATIONAL ISSUE 1Y	3.67 – 3.94	OCT 2025 – DEC 2025	OCT 2026 – DEC 2026	USD	0.22
SABRA SAVINGS BOND 15TH INTERNATIONAL ISSUE 2Y	3.77 – 4.00	SEP 2025 – DEC 2025	SEP 2027 – DEC 2027	USD	1.02
SABRA SAVINGS BOND 15TH INTERNATIONAL ISSUE 3Y	4.14 – 4.34	SEP 2025 – DEC 2025	SEP 2028 – DEC 2028	USD	0.31
SABRA SAVINGS BOND 15TH INTERNATIONAL ISSUE 5Y	4.83 – 4.64	SEP 2025 – DEC 2025	SEP 2030 – DEC 2030	USD	0.61

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
STERLING BONDS
MAZAL TOV SAVINGS BONDS 11TH STERLING SERIES	1.63	JAN 2021 – JAN 2021	JAN 2026 – JAN 2026	GBP	0.01
MAZAL TOV SAVINGS BONDS 12TH STERLING SERIES	1.56 – 1.98	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	GBP	0.11
MAZAL TOV SAVINGS BONDS 13TH STERLING SERIES	1.93 – 3.76	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	GBP	0.10
MAZAL TOV SAVINGS BONDS 14TH STERLING SERIES	4.13 – 6.27	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	GBP	0.04
MAZAL TOV SAVINGS BONDS 15TH STERLING SERIES	4.17 – 6.11	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	GBP	0.05
MAZAL TOV SAVINGS BONDS 16TH STERLING SERIES	5.34 – 4.67	OCT 2024 – SEP 2025	OCT 2029 – SEP 2030	GBP	0.03
MAZAL TOV SAVINGS BONDS 17TH STERLING SERIES	5.21 – 4.92	OCT 2025 – DEC 2025	OCT 2030 – DEC 2030	GBP	0.02
GBP EMAZEL TOV SAVINGS BONDS 4 S 5 YEARS	1.98 – 3.81	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	GBP	0.06
GBP EMAZEL TOV SAVINGS BONDS 5 S 5 YEARS	4.18 – 6.32	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	GBP	0.16
GBP EMAZEL TOV SAVINGS BONDS 6 S 5 YEARS	4.22 – 6.16	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	GBP	0.12
GBP EMAZEL TOV SAVINGS BONDS 7 S 5 YEARS	4.72 – 5.44	OCT 2024 – SEP 2025	OCT 2029 – SEP 2030	GBP	0.09
GBP EMAZEL TOV SAVINGS BONDS 8 S 5 YEARS	5.02 – 5.31	OCT 2025 – DEC 2025	OCT 2030 – DEC 2030	GBP	0.08
JUBILEE BONDS 15TH STERLING SERIES 2 YEARS	4.66 – 5.95	JAN 2024 – SEP 2024	JAN 2026 – SEP 2026	GBP	14.83
SAVINGS BONDS 15TH STERLING SERIES 3 YEARS	4.90 – 5.63	FEB 2024 – SEP 2024	FEB 2027 – SEP 2027	GBP	0.27
SAVINGS BONDS 16TH STERLING SERIES 1 YEAR	4.91 – 5.62	JAN 2025 – SEP 2025	JAN 2026 – SEP 2026	GBP	4.85
JUBILEE BONDS 16TH STERLING SERIES 2 YEARS	5.20 – 5.93	SEP 2024 – SEP 2025	SEP 2026 – SEP 2027	GBP	38.05
SAVINGS BONDS 16TH STERLING SERIES 3 YEARS	4.82 – 5.54	SEP 2024 – SEP 2025	SEP 2027 – SEP 2028	GBP	0.51
SAVINGS BONDS 17TH STERLING SERIES 1 YEAR	4.74 – 4.97	SEP 2025 – DEC 2025	SEP 2026 – DEC 2026	GBP	1.24
JUBILEE BONDS 17TH STERLING SERIES 2 YEARS	5.12 – 5.41	SEP 2025 – DEC 2025	SEP 2027 – DEC 2027	GBP	8.20
SAVINGS BONDS 17TH STERLING SERIES 3 YEARS	4.81 – 5.10	SEP 2025 – DEC 2025	SEP 2028 – DEC 2028	GBP	0.43
CANADIAN ISSUES
CAN MAZAL TOV-7TH ISSUE 5 YEARS	2.02 – 2.70	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	CAD	2.39
CAN MAZAL TOV-8TH ISSUE 5 YEARS	2.60 – 5.80	OCT 2021 – AUG 2025	OCT 2026 – AUG 2030	CAD	12.39
CAN MAZAL TOV-9TH ISSUE 5 YEARS	4.36 – 4.67	SEP 2025 – DEC 2025	SEP 2030 – DEC 2030	CAD	0.98
EMITZVAH SAVING CANADIAN DOLLAR 7TH 5 YEARS	2.07 – 2.74	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	CAD	0.03
CAD EMAZEL TOV SAVINGS BONDS 8S 5 YEARS	2.70 – 5.90	OCT 2021 – AUG 2025	OCT 2026 – AUG 2030	CAD	7.71
CAD EMAZEL TOV SAVINGS BONDS 9S 5 YEARS	4.46 – 4.77	SEP 2025 – DEC 2025	SEP 2030 – DEC 2030	CAD	1.04
CAN SABRA BOND-8TH ISSUE 1 YEAR	2.80 – 3.30	JAN 2025 – AUG 2025	JAN 2026 – AUG 2026	CAD	6.38
CAN SABRA BOND-8TH ISSUE 3 YEARS	3.61 – 5.55	JAN 2023 – AUG 2025	JAN 2026 – AUG 2028	CAD	32.74
CAN SABRA BOND-9TH ISSUE 1 YEAR	2.60 – 2.97	AUG 2025 – DEC 2025	AUG 2026 – DEC 2026	CAD	4.24
CAN SABRA BOND-9TH ISSUE 3 YEARS	3.57 – 3.88	AUG 2025 – DEC 2025	AUG 2028 – DEC 2028	CAD	9.73
CAN JUBILEE-6TH ISSUE 10 YEARS	3.10 – 4.24	JAN 2016 – APR 2018	JAN 2026 – APR 2028	CAD	50.32
CAN JUBILEE-7TH ISSUE 5 YEARS	1.85 – 2.42	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	CAD	12.72
CAN JUBILEE-7TH ISSUE 10 YEARS	2.48 – 4.25	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	CAD	128.12
CAN JUBILEE-7TH ISSUE 15 YEARS	2.80 – 4.45	MAY 2018 – SEP 2021	MAY 2033 – SEP 2036	CAD	7.91
CAN JUBILEE-8TH ISSUE 2 YEARS	3.15 – 4.94	JAN 2024 – AUG 2025	JAN 2026 – AUG 2027	CAD	25.56
CAN JUBILEE-8TH ISSUE 3 YEARS	3.54 – 5.51	JAN 2023 – AUG 2025	JAN 2026 – AUG 2028	CAD	35.95
CAN JUBILEE-8TH ISSUE 5 YEARS	2.03 – 5.70	SEP 2021 – AUG 2025	SEP 2026 – AUG 2030	CAD	96.99
CAN JUBILEE-8TH ISSUE 10 YEARS	2.90 – 5.80	SEP 2021 – AUG 2025	SEP 2031 – AUG 2035	CAD	22.60

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
CAN JUBILEE-8TH ISSUE 15 YEARS	3.14 – 6.04	OCT 2021 – AUG 2025	OCT 2036 – AUG 2040	CAD	57.19
CAN JUBILEE-9TH ISSUE 2 YEARS	3.00 – 3.37	AUG 2025 – DEC 2025	AUG 2027 – DEC 2027	CAD	5.42
CAN JUBILEE-9TH ISSUE 3 YEARS	3.44 – 3.77	AUG 2025 – DEC 2025	AUG 2028 – DEC 2028	CAD	4.77
CAN JUBILEE-9TH ISSUE 5 YEARS	4.12 – 4.43	AUG 2025 – DEC 2025	AUG 2030 – DEC 2030	CAD	11.73
CAN JUBILEE-9TH ISSUE 10 YEARS	4.90 – 5.22	AUG 2025 – DEC 2025	AUG 2035 – DEC 2035	CAD	2.98
CAN JUBILEE-9TH ISSUE 15 YEARS	5.14 – 5.45	SEP 2025 – DEC 2025	SEP 2040 – DEC 2040	CAD	1.59
CAN MACCABEE 6TH ISSUE 10 YEARS	2.95 – 4.10	JAN 2016 – APR 2018	JAN 2026 – APR 2028	CAD	3.10
CAN MACCABEE 7TH ISSUE 5 YEARS	1.70 – 2.27	JAN 2021 – SEP 2021	JAN 2026 – SEP 2026	CAD	0.65
CAN MACCABEE 7TH ISSUE 10 YEARS	2.33 – 4.10	MAY 2018 – SEP 2021	MAY 2028 – SEP 2031	CAD	1.95
CAN MACCABEE 7TH ISSUE 15 YEARS	2.67 – 4.30	JUN 2018 – AUG 2021	JUN 2033 – AUG 2036	CAD	0.69
CAN MACCABEE 8TH ISSUE 2 YEARS	3.01 – 4.80	JAN 2024 – AUG 2025	JAN 2026 – AUG 2027	CAD	1.68
CAN MACCABEE 8TH ISSUE 3 YEARS	3.40 – 5.36	JAN 2023 – JUL 2025	JAN 2026 – JUL 2028	CAD	1.65
CAN MACCABEE 8TH ISSUE 5 YEARS	1.93 – 5.54	SEP 2021 – AUG 2025	SEP 2026 – AUG 2030	CAD	6.91
CAN MACCABEE 8TH ISSUE 10 YEARS	2.74 – 5.64	SEP 2021 – AUG 2025	SEP 2031 – AUG 2035	CAD	1.61
CAN MACCABEE 8TH ISSUE 15 YEARS	3.00 – 5.90	OCT 2021 – AUG 2025	OCT 2036 – AUG 2040	CAD	1.25
CAN MACCABEE 9TH ISSUE 2 YEARS	2.85 – 3.22	AUG 2025 – DEC 2025	AUG 2027 – DEC 2027	CAD	0.48
CAN MACCABEE 9TH ISSUE 3 YEARS	3.30 – 3.62	AUG 2025 – DEC 2025	AUG 2028 – DEC 2028	CAD	0.47
CAN MACCABEE 9TH ISSUE 5 YEARS	3.97 – 4.28	AUG 2025 – DEC 2025	AUG 2030 – DEC 2030	CAD	1.15
CAN MACCABEE 9TH ISSUE 10 YEARS	4.74 – 5.07	AUG 2025 – DEC 2025	AUG 2035 – DEC 2035	CAD	0.36
CAN MACCABEE 9TH ISSUE 15 YEARS	5.00 – 5.32	AUG 2025 – DEC 2025	AUG 2040 – DEC 2040	CAD	0.22
CAN INSTITUTIONAL JUBILEE 7TH ISSUE 5 YEARS	2.09	MAR 2021 – MAR 2021	MAR 2026 – MAR 2026	CAD	1.30
CAN INSTITUTIONAL JUBILEE 8TH ISSUE 3 YEARS	5.53	NOV 2023 – NOV 2023	NOV 2026 – NOV 2026	CAD	0.90
CAN INSTITUTIONAL JUBILEE 8TH ISSUE 5 YEARS	3.87 – 4.55	APR 2022 – SEP 2022	APR 2027 – SEP 2027	CAD	7.00
CAN INSTITUTIONAL JUBILEE 9TH ISSUE 2 YEARS	3.43	JUL 2025 – JUL 2025	JUL 2027 – JUL 2027	CAD	3.00
CAN INSTITUTIONAL JUBILEE 9TH ISSUE 3 YEARS	3.85 – 4.15	FEB 2025 – JUL 2025	FEB 2028 – JUL 2028	CAD	12.20
CAN INSTITUTIONAL JUBILEE 9TH ISSUE 5 YEARS	4.36 – 4.96	FEB 2024 – JUN 2025	FEB 2029 – JUN 2030	CAD	28.90
CAN INSTITUTIONAL JUBILEE 10TH ISSUE 3 YEARS	3.62	DEC 2025 – DEC 2025	DEC 2028 – DEC 2028	CAD	3.00
CAN SHALOM SAVING 8TH ISSUE 1 YEAR	2.80 – 3.48	JAN 2025 – JUL 2025	JAN 2026 – JUL 2026	CAD	0.09
CAN SHALOM SAVING 9TH ISSUE 1 YEAR	2.67 – 2.87	OCT 2025 – DEC 2025	OCT 2026 – DEC 2026	CAD	0.40
CAN ESHALOM SAVING 8TH ISSUE 1 YEAR	2.90 – 3.58	JAN 2025 – AUG 2025	JAN 2026 – AUG 2026	CAD	0.05
CAN ESHALOM SAVING 9TH ISSUE 1 YEAR	2.77 – 3.07	SEP 2025 – DEC 2025	SEP 2026 – DEC 2026	CAD	2.31
CAN PREMIUM JUBILEE-8TH ISSUE 5 YEARS	4.31 – 4.44	JUN 2025 – JUL 2025	JUN 2030 – JUL 2030	CAD	1.50
CAN PREMIUM JUBILEE-8TH ISSUE 10 YEARS	4.92 – 5.06	APR 2025 – JUN 2025	APR 2035 – JUN 2035	CAD	1.00
CAN PREMIUM JUBILEE-8TH ISSUE 15 YEARS	5.31	JUN 2025 – JUN 2025	JUN 2040 – JUN 2040	CAD	1.00
CAN PREMIUM JUBILEE-9TH ISSUE 5 YEARS	4.24 – 4.53	AUG 2025 – DEC 2025	AUG 2030 – DEC 2030	CAD	10.75
CAN PREMIUM JUBILEE-9TH ISSUE 10 YEARS	5.00 – 5.28	SEP 2025 – DEC 2025	SEP 2035 – DEC 2035	CAD	7.95
CAN PREMIUM JUBILEE-9TH ISSUE 15 YEARS	5.30 – 5.57	AUG 2025 – NOV 2025	AUG 2040 – NOV 2040	CAD	1.35
EURO BONDS
SAVINGS BONDS 16TH EURO SERIES 5 YEARS	0.62 – 0.77	MAR 2021 – AUG 2021	MAR 2026 – AUG 2026	EUR	0.31
SAVINGS BONDS 17TH EURO SERIES 5 YEARS	0.57 – 2.51	OCT 2021 – AUG 2022	OCT 2026 – AUG 2027	EUR	1.28
SAVINGS BONDS 18TH EURO SERIES 3 YEARS	3.61 – 4.07	JAN 2023 – SEP 2023	JAN 2026 – SEP 2026	EUR	0.10
SAVINGS BONDS 18TH EURO SERIES 5 YEARS	3.28 – 3.90	DEC 2022 – AUG 2023	DEC 2027 – AUG 2028	EUR	0.20
SAVINGS BONDS 19TH EURO SERIES 2 YEARS	3.27 – 4.61	JAN 2024 – SEP 2024	JAN 2026 – SEP 2026	EUR	7.46
SAVINGS BONDS 19TH EURO SERIES 3 YEARS	3.26 – 4.15	SEP 2023 – SEP 2024	SEP 2026 – SEP 2027	EUR	0.33

ISSUE	INTEREST RATE %	ISSUE DATE	MATURITY DATE	CCY	TOTAL OUTSTANDING (in millions)
SAVINGS BONDS 19TH EURO SERIES 5 YEARS	3.06 – 3.94	SEP 2023 – SEP 2024	SEP 2028 – SEP 2029	EUR	6.94
SAVINGS BONDS 20TH EURO SERIES 1 YEAR	3.02 – 3.72	JAN 2025 – SEP 2025	JAN 2026 – SEP 2026	EUR	17.79
SAVINGS BONDS 20TH EURO SERIES 2 YEARS	2.95 – 3.63	SEP 2024 – SEP 2025	SEP 2026 – SEP 2027	EUR	18.43
SAVINGS BONDS 20TH EURO SERIES 3 YEARS	3.00 – 3.44	OCT 2024 – SEP 2025	OCT 2027 – SEP 2028	EUR	2.73
SAVINGS BONDS 20TH EURO SERIES 5 YEARS	3.17 – 3.62	OCT 2024 – SEP 2025	OCT 2029 – SEP 2030	EUR	1.32
SAVINGS BONDS 21ST EURO SERIES 1 YEAR	3.11 – 3.20	SEP 2025 – DEC 2025	SEP 2026 – DEC 2026	EUR	2.53
SAVINGS BONDS 21ST EURO SERIES 2 YEARS	3.11 – 3.22	SEP 2025 – DEC 2025	SEP 2027 – DEC 2027	EUR	3.17
SAVINGS BONDS 21ST EURO SERIES 3 YEARS	3.18 – 3.28	SEP 2025 – DEC 2025	SEP 2028 – DEC 2028	EUR	0.83
SAVINGS BONDS 21ST EURO SERIES 5 YEARS	3.37 – 3.51	SEP 2025 – DEC 2025	SEP 2030 – DEC 2030	EUR	0.24
MAZAL TOV SAVINGS BONDS 11TH EURO SERIES	0.95	JAN 2021 – JAN 2021	JAN 2026 – JAN 2026	EUR	0.01
MAZAL TOV SAVINGS BONDS 12TH EURO SERIES	0.96 – 1.20	FEB 2021 – SEP 2021	FEB 2026 – SEP 2026	EUR	0.23
MAZAL TOV SAVINGS BONDS 13TH EURO SERIES	1.02 – 3.01	OCT 2021 – SEP 2022	OCT 2026 – SEP 2027	EUR	0.16
MAZAL TOV SAVINGS BONDS 14TH EURO SERIES	2.90 – 4.27	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	EUR	0.12
MAZAL TOV SAVINGS BONDS 15TH EURO SERIES	3.28 – 4.40	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	EUR	0.10
MAZAL TOV SAVINGS BONDS 16TH EURO SERIES	3.61 – 3.95	OCT 2024 – SEP 2025	OCT 2029 – SEP 2030	EUR	0.08
MAZAL TOV SAVINGS BONDS 17TH EURO SERIES	3.83 – 3.96	OCT 2025 – DEC 2025	OCT 2030 – DEC 2030	EUR	0.02
EUR EMAZEL TOV SAVINGS BONDS 4 S 5 YEARS	1.07 – 3.06	NOV 2021 – SEP 2022	NOV 2026 – SEP 2027	EUR	0.05
EUR EMAZEL TOV SAVINGS BONDS 5 S 5 YEARS	2.95 – 4.32	OCT 2022 – SEP 2023	OCT 2027 – SEP 2028	EUR	0.14
EUR EMAZEL TOV SAVINGS BONDS 6 S 5 YEARS	3.33 – 4.44	OCT 2023 – SEP 2024	OCT 2028 – SEP 2029	EUR	0.16
EUR EMAZEL TOV SAVINGS BONDS 7 S 5 YEARS	3.66 – 4.00	OCT 2024 – SEP 2025	OCT 2029 – SEP 2030	EUR	0.17
EUR EMAZEL TOV SAVINGS BONDS 8 S 5 YEARS	3.88 – 4.01	OCT 2025 – DEC 2025	OCT 2030 – DEC 2030	EUR	0.19
JUBILEE BONDS 5TH EURO SERIES 2 YEARS	2.82 – 3.35	FEB 2024 – AUG 2024	FEB 2026 – AUG 2026	EUR	0.20
JUBILEE BONDS 6TH EURO SERIES 2 YEARS	2.20 – 2.64	OCT 2024 – SEP 2025	OCT 2026 – SEP 2027	EUR	0.05
Table No. 56
Tradable Local Currency Direct Debt of the Government of Israel
Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2025 (In Millions of NIS)(1)(2)
	Floating Rate Loans
	Israel Government FRN
1141795		0	11/09/2017	31/05/2026	21,215.6
1166552		0	08/06/2020	29/11/2030	33,398.3
1205145		0	02/04/2024	30/11/2034	25,162.9
	Fixed Rate Loans
	Israel Government Fixed
1099456		6.25	11/06/2006	30/10/2026	14,896.2
1139344		2.00	07/11/2016	31/03/2027	28,228.4
1150879		2.25	02/07/2018	28/09/2028	34,721.5
1125400		5.50	09/01/2012	31/01/2042	32,351.3
1174697		0.50	07/04/2021	27/02/2026	18,216.2
1140193		3.75	06/03/2017	31/03/2047	27,103.4
1160985		1.00	04/11/2019	31/03/2030	37,755.4
1166180		1.50	11/05/2020	31/05/2037	41,899.9
1194802		3.75	17/04/2023	28/02/2029	35,025.4

Serial No.	Serial Name	Interest Rate(1)	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2025 (In Millions of NIS)(1)(2)
1180660		1.30	04/10/2021	30/04/2032	41,088.7
1184076		2.80	07/02/2022	29/11/2052	29,997.8
1202332		4.00	08/01/2024	30/03/2035	36,669.9
1203579		3.75	05/02/2024	30/09/2027	36,258.1
1212893		4.60	04/11/2024	31/08/2029	22,795.5
1226240		4.10	04/08/2025	31/07/2028	8,218.2
1227784		4.15	01/09/2025	31/10/2035	5,125.8
	Israel Government T-Bills
1219468			07/04/2025	27/02/2026	5,189.4
1223924			07/07/2025	31/05/2026	3,819.5
	CPI-linked Loans
	Israel Government CPI
1097708		CPI+4.00	26/06/2006	30/05/2036	22,354.9
1120583		CPI+2.75	06/09/2010	30/08/2041	25,148.8
1134865		CPI+1.00	02/03/2015	31/05/2045	26,226.2
1140847		CPI+0.75	08/05/2017	31/05/2027	29,044.4
1157023		CPI+0.50	04/03/2019	31/05/2029	35,535.7
1168301		CPI+0.50	07/09/2020	30/11/2051	37,842.6
1169564		CPI+0.10	09/11/2020	31/07/2026	23,854.8
1172220		CPI+0.10	08/02/2021	30/11/2031	40,412.4
1204379		CPI+1.60	04/03/2024	31/10/2033	30,491.7
1197326		CPI+1.10	10/07/2023	31/10/2028	35,981.2
1220722		CPI+2.00	06/05/2025	30/04/2031	10,225.9
1230713		CPI+2.00	03/11/2025	30/04/2056	2,770.2

(1)
Annual interest rate equals yield to maturity of Treasury Bills (Makam) with 12 months maturity.

(2)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.
Table No. 57
Non-Tradable Local Currency Direct Debt of the Government of Israel
Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2025 (In Millions of NIS)(1)
CPI-Linked Loans
Hetz	CPI+4% − 6.2%	1967 − 2025	2026 − 2050	60,066.1
Arad	CPI+4.8%	1995 − 2022	2023 − 2037	276,278.9

(1)
Data excludes accrued interest on debt outstanding but includes CPI adjustments, if any.

Source:   Ministry of Finance.

Table No. 58
Various Loans of the Government of Israel
Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2025 (In Millions of NIS)(3)
Emissions and Funds(1)	2% − 6%	1984 − 2004	(2)	6,586.5

(1)
Emissions and Funds primarily includes deposits at the Accountant General’s Office made by financial institutions and other entities.

(2)
Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits have an established maturity date (“Emissions”).

(3)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.
Table No. 59
Balance of the Government’s Floating Rate Debt by Currency
(As of December 31, 2025)
Total (In Millions)(1)
United States Dollars (USD)	0.00
New Israeli Shekel (NIS)	79,776.8

(1)
Data excludes accrued interest on debt outstanding.

Source:   Ministry of Finance.